HYPOTHEKENBANK IN ESSEN AG

RECEIVED

2007 SEP 25 A

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ 45018 Essen ♦ Germany

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

07026921

Gildehofstrasse 1
45127 Essen
Germany
www.essenhyp.com
info@essenhyp.com
Tel.: +49 201 8135-0
Fax: +49 201 8135-200

Bank Details:
Deutsche Bundesbank
Filiale Essen
Account No.: 360 096 10
BIC Code: HYES DE 3E
IBAN No.:
DE57360000000036009610

Commerzbank AG
Bank Code 360 400 39
Account No.: 177 64 75
IBAN No.:
DE93360400390177647500

Your ref.	Your message	Our ref.	Extension	Essen
		UM	-486	18.09.07

SUPPL

File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG

Dear Sir or Madam,

Please find enclosed Essen Hyp´s website as of August 31, 2007 (English version and Essen Hyp´s Half-year Financial Report as of June 30, 2007 (German version).
We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

PROCESSED
SEP 2 6 2007
THOMSON FINANCIAL

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft


JUNI
JUNE
JUIN

Halbjahresfinanzbericht zum 30.6.2007

HYPOTHEKENBANK IN ESSEN AG



Ein Unternehmen der **COMMERZBANK**

Auf einen Blick

	30.6.07 Mio. €	31.12.06 Mio. €
Bilanzsumme	98.499	102.357
Eingezahltes Kapital und Rücklagen	846	749
Genussrechte	288	288
Nachrangige Verbindlichkeiten	388	373
Forderungen		
Hypothekendarlehen	8.205	8.074
Kommunalkredite	33.753	33.249
Fremde Wertpapiere	45.147	45.109
Andere Forderungen	9.278	12.802
Verbindlichkeiten		
gegenüber Kreditinstituten	13.257	12.767
gegenüber Kunden	7.980	7.384
Verbriefte Verbindlichkeiten	75.318	80.320

	30.6.07 Mio. €	30.6.06 Mio. €
Neuzusagen		
Hypothekendarlehen	565	1.062
Kommunalkredite	6.760	4.272
Fremde Wertpapiere	9.186	12.613
Gewinn- und Verlustrechnung		
Zinsüberschuss	98,7	152,1
Zins- und Provisionsüberschuss	91,4	138,3
Verwaltungsaufwendungen	23,2	18,9
Betriebsergebnis vor Risikovorsorge	65,3	121,4
Risikovorsorge	−15,7	−32,3
Betriebsergebnis	49,6	89,1
Halbjahresüberschuss	35,6	68,8

Aufgrund von Rundungen können sich im vorliegenden Bericht bei Summenbildungen und bei der Berechnung von Prozentangaben geringfügige Abweichungen ergeben.

Inhalt

Aufsichtsrat

MICHAEL REUTHER
Vorsitzender *(ab 21. März 2007)*
Mitglied des Vorstands der
Commerzbank AG

DR. ERIC STRUTZ
Vorsitzender *(bis 21. März 2007)*
Mitglied des Vorstands der
Commerzbank AG

DIPL.-OEC. BERTA SCHUPPLI
Stellvertretende Vorsitzende

WOLFGANG HARTMANN
Mitglied des Vorstands der
Commerzbank AG

ERICH LABS
Arbeitnehmervertreter
Hypothekenbank in Essen AG

KURT MÜLLER
Arbeitnehmervertreter
Immobilien Expertise GmbH

Vorstand

HUBERT SCHULTE-KEMPER
Vorsitzender

BURKHARD DALLOSCH

MICHAEL FRÖHNER
(bis 31. März 2007)

WOLFGANG GROTH
(ab 1. April 2007)

Beirat

DR. AXEL FRHR. V. RUEDORFFER
Vorsitzender
Mitglied des Zentralen Beirats der
Commerzbank AG

DR. FRIEDEL ABEL

FRANZ GRAVE
Weihbischof

HAROLD HÖRAUF
Mitglied des Aufsichtsrats der
HSBC Trinkaus & Burkhardt KGaA

DR. HANS-JOACHIM JACOB
Wirtschaftsprüfer

UWE KRUSCHINSKI
Mitglied des Vorstands der
Landesbank Berlin AG

DR. UDO SCHEFFEL
Vorsitzender des Vorstands der
GBW AG Bayerische Wohnungs-Aktiengesellschaft

DR. WOLFGANG SCHUPPLI
Rechtsanwalt

PRIV.-DOZ. DR. ULF R. SIEBEL
Rechtsanwalt

DR. ALFRED TACKE
Vorsitzender des Vorstands der
STEAG AG

Generalbevollmächtigte

NORBERT BODDENBERG

HANS-JÜRGEN KRÖNCKE

JENS REMMERS

Treuhänder

DIETER EBERLE
Rechtsanwalt

DR. THOMAS GEER
Stellvertreter

FRANZ-JOSEF SCHWARZHOF
(ab 1. April 2007)
Stellvertreter


Zwischenlagebericht



Der Zwischenlagebericht ist nach den Vorschriften des § 37w WpHG und des DRS 16 erstellt worden.

Wirtschaftliche Rahmenbedingungen

Im ersten Quartal 2007 stieg die gesamtwirtschaftliche Leistung in den G3-Währungsgebieten mit einer Veränderungsrate von 0,5 % gegenüber dem vierten Quartal 2006 an. Verglichen mit der entsprechenden Rate im Schlussquartal 2006 hat sich die Wachstumsrate damit in etwa halbiert. Im zweiten Quartal dieses Jahres hat das gesamtwirtschaftliche Expansionstempo in den G3-Währungsgebieten wieder etwas zugelegt. Somit setzte sich der globale Aufschwung im ersten Halbjahr 2007 entsprechend unserer Erwartung mit leicht verringertem Tempo fort.

Wirtschaftsentwicklung in den USA

In den Vereinigten Staaten wurde die gesamtwirtschaftliche Leistung im ersten Quartal 2007 lediglich mit einer auf das Jahr hochgerechneten Rate von 0,7 % ausgeweitet. Dieses geringe Wachstum ist zu großen Teilen darauf zurückzuführen, dass sich die US-Nettoexporte um knapp 24 Mrd. US-Dollar verringerten und die Unternehmen Lagerbestände abbauten. Die Konsumfreude der US-Bürger war hingegen dank der rege wachsenden Lohn- und Gehaltssumme noch ungetrübt. Trotz des Kaufkraftentzuges durch anziehende Nahrungsmittel- und Energiepreise steigerten die US-Bürger ihre Konsumausgaben mit einer Jahresrate von 4,2 %.

Im zweiten Quartal schwächte sich das Wachstum der Konsumausgaben merklich ab. Dieser Abkühlung stand unter anderem eine deutlich höhere Wachstumsrate der Unternehmensinvestitionen gegenüber. Daher ist beim Wachstum des Bruttoinlandsproduktes eine Gegenbewegung zum schwachen ersten Quartal festzustellen.

Im Berichtszeitraum ließ die US-Notenbank – entsprechend unserer Prognose – ihren Tagesgeldzielsatz unverändert bei 5,25 %. Da die Währungshüter in ihren Stellungnahmen weiterhin die Inflationsrisiken betonten, fehlt es darüber hinaus an Hinweisen auf mögliche Leitzinssenkungen in der zweiten Hälfte dieses Jahres. Die Renditen von zehnjährigen Staatsanleihen stiegen von 4,70 % Ende Dezember 2006 bis auf 5,02 % Ende Juni 2007 an. Dieser Renditeanstieg ist in erster Linie darauf zurückzuführen, dass zahlreiche Konjunkturindikatoren für das verarbeitende Gewerbe nach oben drehten und so den unter Kapitalmarktteilnehmern vorherrschenden Konjunkturpessimismus zerstreuten. Aufgrund der geänderten Konjunkturerwartungen begruben die Rentenmarktteilnehmer ihre Hoffnungen auf baldige Leitzinssenkungen. Zudem lastete auf dem US-Rentenmarkt die Sorge der Kapitalmarktteilnehmer, ausländische Zentralbanken könnten ihre Käufe von US-Anleihen einschränken.

Wirtschaftsentwicklung im Euroraum

Im Euroraum verringerte sich die Veränderungsrate des Wirtschaftswachstums von 0,9 % im Schlussquartal 2006 auf 0,7 % im ersten Quartal 2007. Hauptgrund für diese Wachstumsverlangsamung ist der Rückgang der privaten Konsumausgaben, der auf die Mehrwertsteuererhöhung in Deutschland zurückzuführen ist. Obgleich die Wirtschaftsstimmung im Euroraum im Mai auf ein Sechsjahreshoch stieg, deuteten die „harten" Konjunkturindikatoren lediglich auf ein moderates Wachstum im zweiten Quartal hin.

Unsere Prognose, dass die Europäische Zentralbank (EZB) im Jahr 2007 ihren Haupt-Refinanzierungssatz in mehreren Schritten auf 4,0 % oder noch höher heraufsetzen wird, hat sich bereits bewahrheitet. Die Notenbanker im Frankfurter Eurotower beschlossen auf ihrer Ratssitzung am 6. Juni 2007 erwartungsgemäß, ihren Leitzins um

Renditeentwicklung von Staatsanleihen vom 1.7.2006 bis zum 30.6.2007, Vereinigte Staaten und Deutschland im Vergleich


%
%-Punkte
5,5
5,0
4,5
4,0
3,5
3,0
2,0
1,5
1,0
0,5
0,0
−0,5
Juli 06
Aug.
Sep.
Okt.
Nov.
Dez.
Jan.
Feb.
März
April
Mai
Juni 07

☐ Treasury Notes, Laufzeit 10 Jahre (linke Skala)

■ Bundesanleihen, Laufzeit 10 Jahre (linke Skala)

Zinsvorteil von Treasury Notes (rechte Skala)

Quelle: Bloomberg

Geldmarktsätze und Pfandbriefrenditen vom 1.7.2006 bis zum 30.6.2007 im Euroraum in %


5,0
4,0
3,0
2,0
1,0
Juli 06
Aug.
Sep.
Okt.
Nov.
Dez.
Jan.
Feb.
März
April
Mai
Juni 07

▦ 10-jährige Pfandbriefe

■ 5-jährige Pfandbriefe

Spitzenrefinanzierungsfazilität

☐ 3-Monats-Geld

■ Einlagenfazilität

Quellen: Bloomberg, EZB

25 Basispunkte auf 4,0 % anzuheben. In der anschließenden Pressekonferenz signalisierte EZB-Präsident Jean-Claude Trichet, dass damit das Ende der Zinserhöhungsphase noch nicht erreicht sei. Dieser EZB-Erhöhungskurs führte in Verbund mit der schwachen Vorgabe des US-Rentenmarktes zu steigenden Euro-Langfristzinsen. Die Renditen von zehnjährigen Bundesanleihen kletterten von 3,95 % Ende Dezember 2006 bis auf 4,57 % Ende Juni 2007. Der Renditevorteil von zehnjährigen Pfandbriefen (PEX) gegenüber Bundesanleihen (REX) mit kongruenter Laufzeit erhöhte sich von 24 Basispunkten Ende Dezember 2006 auf 31 Basispunkte Ende Juni 2007.

Wirtschaftsentwicklung in Japan

In Japan hat sich das Wirtschaftswachstum im Berichtszeitraum abgeschwächt. Zwar wurde im ersten Quartal 2007 das Bruttoinlandsprodukt mit einer robusten, auf das Jahr hochgerechneten Rate von 3,3 % ausgeweitet, jedoch muss dies mit der entsprechenden Jahresrate von 5,4 % im Schlussquartal 2007 verglichen werden. Hauptwachstumsträger waren im ersten Quartal die Nettoexporte, dicht gefolgt von den privaten Konsumausgaben. Die Unternehmensinvestitionen hingegen trugen kaum zum gesamtwirtschaftlichen Wachstum bei. Im zweiten Quartal verlangsamte sich das Wirtschaftswachstum weiter. Zwar setzte sich der Wirtschaftsaufschwung fort, die Veränderungsrate des in Japan gebräuchlichen Inflationsmaßes (Konsumentenpreisindex ohne frische Nahrungsmittel) lag jedoch im Vergleich zu den entsprechenden Vorjahresmonaten zuletzt mehrere Monate in Folge knapp unterhalb der Nullmarke. Insofern haben sich die deflationären Tendenzen auf der Verbraucherebene entgegen unserer Prognose noch nicht merklich verringert. Im Gegensatz dazu hat die Bank of Japan im Einklang mit unserer Prognose den Expansionsgrad ihres geldpolitischen Kurses weiter zurückgenommen. Die japanische Notenbank beschloss im Februar, ihre Zielmarke für den Tagesgeldsatz um 25 Basispunkte auf 0,5 % heraufzusetzen. Unsere Prognose, dass die Renditen von japanischen Anleihen mit zehnjähriger Restlaufzeit bis zum Jahresende 2007 auf 2,0 % anziehen werden, bewahrheitete sich bereits im Juni, als die entsprechenden Anleihen zeitweilig bei einer Rendite von 1,96 % notierten.

Entwicklung der Bankenbranche

Die Banken verzeichneten weiterhin eine positive Kreditnachfrage, obwohl im Vergleich zum Vorjahr das Wachstum der Kreditnachfrage seitens der Unternehmen leicht gesunken ist. Als Gründe hierfür gelten hohe Sachinvestitionen und Investitionen in das Umlaufvermögen sowie Aufwendungen für Fusionen, Akquisitionen oder Restrukturierungen. Die Nettonachfrage nach Konsumentenkrediten war im ersten Quartal 2007 wie im Vorquartal positiv. Grund dafür war die weiterhin stabile Nachfrage nach langfristigen Konsumgütern. Im Gegensatz dazu verzeichnete die Nachfrage nach privaten Immobilienfinanzierungen im ersten Quartal 2007 einen signifikanten Rückgang. Ursächlich hierfür war unter anderem das steigende Zinsniveau an den Kapitalmärkten im Berichtszeitraum.

Kapitalmarktgeschäft

Neuzusagen

Die Neuzusagen im Kapitalmarktgeschäft beliefen sich zum Stichtag auf insgesamt € 15,9 Mrd. (€ 16,9 Mrd.). Darunter waren € 15,8 Mrd. (€ 16,5 Mrd.) an Darlehen und Wertpapieren, die wir in die Deckung unserer öffentlichen Pfandbriefe aufnehmen konnten.

Der Anteil der Ausleihungen an inländische öffentliche Haushalte erreichte ein Volumen von € 7,7 Mrd. (€ 5,7 Mrd.), was einer Steigerung von 35,1 % gegenüber dem Vorjahreszeitraum entspricht. An sonstige öffentlich-rechtliche Adressen haben wir Kredite mit einem Volumen von € 2,7 Mrd. (€ 2,4 Mrd.) vergeben. Rückläufig entwickelte sich das Neugeschäft im Bereich der deckungsfähigen Darlehen und Wertpapiere an ausländische Schuldner, das ein Volumen von € 5,4 Mrd. (€ 8,4 Mrd.) erreichte. Davon haben wir € 1,0 Mrd. in Österreich sowie € 0,6 Mrd. in den Vereinigten Staaten abgeschlossen.

Das Gesamtvolumen der nicht deckungsstockfähigen Ausleihungen an ausländische Adressen belief sich auf lediglich € 0,1 Mrd. (€ 0,4 Mrd.). An inländische Adressen erfolgten keine Ausleihungen in diesem Segment.
Im ersten Halbjahr 2007 gelang es uns, erstmalig in unserem Kapitalmarktgeschäft syndizierte Kredite mit einem Volumen von € 120,0 Mio. abzuschließen. Des Weiteren konnten wir Credit Default Swaps (CDS) als Sicherungsnehmer (Protection Buyer) in unseren Produktkatalog aufnehmen. Im Berichtszeitraum betrug das gehandelte Volumen in diesem Bereich € 400,0 Mio. Darüber hinaus haben wir ein überwiegend in Deutschland belegenes Kommunaldarlehensportfolio in Höhe von rund € 1,2 Mrd. erworben.

Bestandsentwicklung Kapitalmarktgeschäft nach Regionen in Mrd. €


50
40
30
20
10
0
49,9 49,2
24,2 25,0
2,9 3,6
Deutschland
Europa
Sonstige
31.12.2006
30.6.2007

Kapitalmarktbestand
Im Berichtszeitraum hat sich unser Kapitalmarktbestand von € 77,0 Mrd. um 1,0 % auf € 77,8 Mrd. erhöht. Korrespondierend zu unserer Internationalisierungsstrategie verringerte sich der Anteil von Darlehen an inländische Adressen um 1,4 % von € 49,9 Mrd. um € 0,7 Mrd. auf € 49,2 Mrd. Demgegenüber erhöhte sich der Bestand an Ausleihungen innerhalb der EU, an andere europäische Staaten sowie an Länder in Asien und Nordamerika und in den übrigen Regionen von € 27,1 Mrd. um € 1,5 Mrd. bzw. 5,5 % auf € 28,6 Mrd.

Die sektorale Gliederung zeigt, dass der leichte Rückgang bei den Gebietskörperschaften durch gestiegene Ausleihungen an Banken und Unternehmen überkompensiert wurde. Der Anteil der Gebietskörperschaften verringerte sich um € 0,4 Mrd. von € 47,2 Mrd. auf € 46,8 Mrd., der der Banken stieg um € 1,0 Mrd. von € 27,9 Mrd. auf € 28,9 Mrd. Der Sektor „Unternehmen" verzeichnete einen Anstieg um € 0,2 Mrd. von € 1,9 Mrd. auf € 2,1 Mrd.

Im Rahmen des mit € 46,8 Mrd. (€ 47,2 Mrd.) größten Portfolios, den Gebietskörperschaften, lag der Schwerpunkt mit € 25,4 Mrd. (€ 25,5 Mrd.) wie bereits zum Jahresultimo 2006 auf den Bundesländern. Trotz eines absoluten Rückgangs erhöhte sich deren anteiliges Volumen leicht von 54,0 % auf 54,3 %. Einen Zuwachs verzeichneten

Bestandsentwicklung Kapitalmarktgeschäft nach Sektoren in Mrd. €


50
40
30
20
10
0
47,2 46,8
27,9 28,9
1,9 2,1
Gebiets-körperschaften
Banken
Unternehmen
31.12.2006
30.6.2007

Bestandsentwicklung Gebietskörperschaften in Mrd. €


30
25
20
15
10
5
0
2,7
2,0
25,5
25,4
4,3
5,1
8,1
7,8
4,3
4,6
2,3
1,9
Bund
Bundesländer
Kommunen
Zentralregierungen
Regionalregierungen
Kommunen
Inland
Ausland
31.12.2006
30.6.2007

Bestandsentwicklung Banken in Mrd. €


15
12,5
10
7,5
5
2,5
0
5,0
4,8
10,5
10,1
1,7
1,6
0,3
0,3
10,4
12,1
Sparkassen
sonstige öffentlich-rechtliche Kreditinstitute
Banken
sonstige öffentlich-rechtliche Kreditinstitute
Banken
Inland
Ausland
31.12.2006
30.6.2007

die inländischen Kommunen, deren Anteil von € 4,3 Mrd. um 18,6 % auf € 5,1 Mrd. anstieg. Der Bestand an Krediten an den Bund sank von € 2,7 Mrd. auf € 2,0 Mrd.

Ausländische Zentralregierungen hatten mit € 7,8 Mrd. (€ 8,1 Mrd.) einen etwas geringeren Anteil an den Ausleihungen insgesamt als noch zum Jahresultimo. Ebenso verringerte sich der Bestand an Darlehen an ausländische Kommunen von € 2,3 Mrd. auf € 1,9 Mrd. Der Anteil von Ausleihungen an ausländische Regionalregierungen verzeichnete hingegen einen Zuwachs von € 4,3 Mrd. um 7,0 % auf € 4,6 Mrd. Insgesamt erreichte der Bestand von Krediten an ausländische Gebietskörperschaften ein Volumen von € 14,3 Mrd. nach € 14,7 Mrd. zum Jahresultimo.

Im Bankenportfolio mit einem Volumen von € 28,9 Mrd. (€ 27,9 Mrd.) hat sich im ersten Halbjahr 2007 der Anteil der inländischen Adressen verringert. So sank der Anteil der Sparkassen auf € 4,8 Mrd. (€ 5,0 Mrd.). Ebenso gingen die Forderungen an sonstige öffentlich-rechtliche Kreditinstitute von € 10,5 Mrd. auf € 10,1 Mrd. zurück, die Ausleihungen an private inländische Banken von € 1,7 Mrd. auf € 1,6 Mrd.

Zuwächse erzielten wir hingegen bei ausländischen Bankenadressen. Unverändert bei € 0,3 Mrd. gegenüber dem Jahresultimo 2006 blieben die Ausleihungen an sonstige öffentlich-rechtliche Kreditinstitute mit Sitz im Ausland. Demgegenüber verzeichnete der Bestand an ausländischen Bankanleihen einen Zuwachs von € 10,4 Mrd. um 16,3 % auf € 12,1 Mrd.

Insgesamt spiegelt die Bestandsentwicklung im Kapitalmarktgeschäft die fortschreitende Diversifizierung und Internationalisierung unseres Kapitalmarktgeschäfts wider. Der Anteil der Adressen in Deutschland sank auf 63,2 %, nach 64,8 % zum Jahresultimo. Entsprechend verzeichnete der Anteil ausländischer Adressen einen leichten Zuwachs auf 36,8 %.

Immobilienfinanzierungen

Entwicklung bedeutender Immobilienmärkte
Der Aufschwung an den inländischen Büromärkten hielt im Berichtszeitraum ungebrochen an. Hauptursache für diesen positiven Trend ist der anhaltende gesamtwirtschaftliche Aufschwung in Deutschland. Eine weiterhin zunehmende Nachfrage nach Büroflächen wirkte sich positiv auf die Immobilienmärkte aus. Hinzu kamen langsam steigende Mieten für Büroflächen in guten Lagen sowie die teilweise Verknappung moderner Büroflächen in Top-Lagen. Die von uns fokussierten internationalen Immobilienmärkte zeichneten sich in den ersten beiden Quartalen ebenfalls durch steigende Mieten aus. Damit setzte sich der Trend des Jahres 2006, der sich in insgesamt rückläufigen Leerstandsquoten zeigte, fort.

Neuzusagen
Im ersten Halbjahr 2007 haben wir Hypothekarkredite mit einem Volumen von € 0,6 Mrd. (€ 1,1 Mrd.) zugesagt. Bei diesen verringerte sich im Vergleich zum Vorjahreszeitraum der Anteil der Zusagen für wohnwirtschaftliche Finanzierungen auf 44,3 % (78,1 %). Schwerpunkt war im Berichtszeitraum die Finanzierung gewerblicher Objekte mit 55,7 % (21,9 %). Die Gliederung nach Ländern weist insgesamt für Ausleihungen außerhalb Deutschlands einen Anteil von 27,3 % aus. Das entspricht gegenüber dem Vorjahreszeitraum einer Zunahme um 18,8 Prozentpunkte.
Im Segment der gewerblichen Immobilienfinanzierungen haben wir im Berichtszeitraum insgesamt ein Volumen in Höhe von € 0,3 Mrd. (€ 0,3 Mrd.) vergeben. Der Schwerpunkt unserer Abschlüsse lag mit einem Anteil von 60,8 % (28,1 %) im Bereich der Büroimmobilien. Auf Handels- und Kaufstätten entfielen 34,0 % (61,5 %). Der verbleibende Anteil entfiel im Wesentlichen auf Logistikimmobilien und Industriegebäude sowie sonstige Nichtwohngebäude.

Gesamte Hypothekenneuzusagen zum 30.6.2007

Gliederung nach Immobilienarten in %


6,3
33,9
37,9
0,3
2,5
0,1
Büroflächen
Produktionsstätten
Handels- und Einzelhandelsstätten
Logistikimmobilien und Lager
Sonstige
Eigengenutzte Wohnobjekte
Mietwohnungsbau

Gesamtvolumen: € 565,1 Mio.

Gliederung nach Regionen in %


4,1
27,3
40,2
Gewerbeimmobilien Ausland
Gewerbeimmobilien West (D)
Wohnimmobilien West (D)
Wohnimmobilien Ost (D)

Gesamtvolumen: € 565,1 Mio.

Hypothekendarlehensbestand zum 30.6.2007

Gliederung nach Immobilienarten in %


8,8
17,1
0,9
1,2
0,8
2,1
62,7
Büroflächen
Produktionsstätten
Handels- und Einzelhandelsstätten
Hotels und Gaststätten
Logistikimmobilien und Lager
Sonstige
Eigengenutzte Wohnobjekte
Mietwohnungsbau

Gesamtvolumen: € 8.328,7 Mio.

Gliederung nach Regionen in %


8,0
12,6
2,1
0,6
62,8
Gewerbeimmobilien Ausland
Gewerbeimmobilien West (D)
Gewerbeimmobilien Ost (D)
Wohnimmobilien Ausland
Wohnimmobilien West (D)
Wohnimmobilien Ost (D)

Gesamtvolumen: € 8.328,7 Mio.

Hypothekenneuzusagen zum 30.6.2007, Inland

Gliederung nach Immobilienarten in %


8,7
16,4
0,4
52,2
0,1
2,9
Büroflächen
Produktionsstätten
Handels- und Einzelhandelsstätten
Logistikimmobilien und Lager
Sonstige
Eigengenutzte Wohnobjekte
Mietwohnungsbau

Gesamtvolumen: € 411,0 Mio.

Gliederung nach Regionen in %


5,6
55,3
Gewerbeimmobilien West (D)
Wohnimmobilien West (D)
Wohnimmobilien Ost (D)

Gesamtvolumen: € 411,0 Mio.

Immobilienfinanzierungen im Inland
Im deutschen Immobilienmarkt sagten wir in den ersten beiden Quartalen 2007 Darlehen mit einem Volumen von insgesamt € 411,0 Mio. (€ 972,5 Mio.) neu zu. Das entspricht einem Anteil von 72,7 % (91,5 %) am gesamten Neuzusagevolumen.
Die gewerblichen Immobilienfinanzierungen beliefen sich dabei auf € 160,9 Mio. (€ 183,2 Mio.). Das Neugeschäftsvolumen für wohnwirtschaftlich genutzte Immobilien – Ein- oder Zweifamilienhäuser, Eigentumswohnungen sowie Mehrfamilienhäuser – sank im Berichtszeitraum auf € 250,1 Mio. (€ 789,3 Mio.).

Im wohnwirtschaftlichen Segment erreichte uns über die Konzernmutter im ersten Halbjahr 2007 ein Darlehensvolumen von € 216,2 Mio. (€ 769,5 Mio.). Insbesondere die Auflage mehrerer Sonderkontingente für private Bauherren oder Käufer, die wir in Kooperation mit der Commerzbank AG im Markt platziert haben, wirkte sich hier positiv aus. Das Volumen der Sonderkontingente erreichte im Berichtszeitraum rund € 131 Mio. und beinhaltete ausschließlich erstrangige Darlehen bis 60 % des Beleihungswertes.

Hypothekenneuzusagen zum 30.6.2007, Ausland

Gliederung nach Immobilienarten in %


1,2
18,2
80,6
Büroflächen
Handels- und Einzelhandelsstätten
Sonstige

Gesamtvolumen: € 154,1 Mio.

Immobilienfinanzierungen im Ausland
Im Berichtszeitraum sagten wir Kredite an ausländische Darlehensnehmer in Höhe von € 154,1 Mio. (€ 89,9 Mio.) neu zu. Sie dienten ausschließlich der Finanzierung gewerblich genutzter Objekte. In der Gliederung nach Ländern entfielen auf Österreich € 54,0 Mio., auf Großbritannien € 42,5 Mio. und auf Frankreich € 30,0 Mio. Weitere Engagements entfielen auf Polen sowie die Schweiz.

Der Anteil nachrangiger Darlehensteile – also der Hypothekenkredite, die drei Fünftel des Beleihungswertes übersteigen und deshalb nicht als Deckung für unsere Hypothekenpfandbriefe genutzt werden dürfen – lag im ersten Halbjahr 2007 durchschnittlich bei 13,5 % (13,6 %).

Hypothekenneuzusagen zum 30.6.2007, Ausland

Gliederung nach Ländern in %


5,4
12,5
27,6
35,0

Gesamtvolumen: € 154,1 Mio.

Großbritannien	
Büroflächen	29,6
Handels- und Einzelhandelsstätten	65,9
Sonstige	4,5
Frankreich	
Büroflächen	100,0
Österreich	
Büroflächen	100,0
Polen	
Büroflächen	100,0
Schweiz	
Büroflächen	100,0

Immobilienfinanzierungsbestand
Der Gesamtbestand an Immobilienfinanzierungen belief sich zum 30.6.2007 auf € 8,3 Mrd. (€ 8,2 Mrd.). Im wohnwirtschaftlichen Segment blieb der Bestand mit € 5,9 Mrd. (€ 5,9 Mrd.) ebenso wie der Bestand an gewerblichen Immobilienfinanzierungen mit einem Volumen von € 2,4 Mrd. (€ 2,3 Mrd.) in etwa auf dem Niveau zum Jahresultimo 2006.
Die Zinsanpassungsquote im Bestandsgeschäft lag zum Berichtszeitpunkt bei 46,1 % (31,7 %).

Anteil nachrangiger Finanzierungen in %


20
15
10
5
0
Juli 06
Aug.
Sep.
Okt.
Nov.
Dez.
Jan.
Feb.
März
April
Mai
Juni 07

Refinanzierung

Im Berichtszeitraum emittierte die Bank insgesamt Schuldverschreibungen in Höhe von € 11,2 Mrd. (€ 26,2 Mrd.). Von diesem Neugeschäft entfielen € 4,1 Mrd. (€ 14,3 Mrd.) auf öffentliche Pfandbriefe, € 0,2 Mrd. (€ 1,8 Mrd.) auf Hypothekenpfandbriefe und € 6,9 Mrd. (€ 10,1 Mrd.) auf sonstige, nicht deckungspflichtige Schuldverschreibungen. Die ungedeckte Refinanzierung erfolgte mit einem Volumen von € 4,6 Mrd. (€ 6,0 Mrd.) zum überwiegenden Teil revolvierend über unser Commercial Paper Program.

Im Segment der Jumbo-Pfandbriefe emittierten wir im Februar dieses Jahres eine Benchmark-Transaktion in Höhe von € 1,5 Mrd. Ursprünglich hatten wir bei dieser Emission mit einem Volumen von

Umlauf der Essen Hyp Schuldverschreibungen
jeweils zum Jahresende in Mrd. €, Stand: 30.6.2007


89
84
71
63
80
70
60
50
40
30
20
10
0
2004
2005
2006
2007
Hypothekenpfandbriefe
Öffentliche Pfandbriefe
Sonstige Schuldverschreibungen

€ 1,0 Mrd. geplant. Da der Pfandbrief schon nach kurzer Zeit zweieinhalbfach überzeichnet war, entschieden wir uns für eine Aufstockung um 50 %. Die Emission wurde zu zwei Dritteln im Ausland platziert. Darüber hinaus haben wir im Berichtszeitraum eine ausstehende Global-Anleihe um € 125,0 Mio. aufgestockt.

Schwerpunkt im Bereich der ungedeckten Refinanzierung blieb unser Commercial Paper Program, über das wir am Geldmarkt kurzfristige Schuldverschreibungen in jeder gängigen Währung begeben können. Insgesamt erfolgten im Berichtszeitraum 109 (116) Ziehungen im Umfang von € 4,6 Mrd. (€ 6,0 Mrd.) in den Währungen Euro, US-Dollar, Schweizer Franken und Yen. Zum Stichtag 30.6.2007 betrug die Auslastung € 2,1 Mrd. (€ 2,5 Mrd.).

Darüber hinaus emittierten wir im Rahmen unseres Debt Issuance Program (DIP) ein Volumen in Höhe von € 1,7 Mrd. (€ 6,1 Mrd.), schwerpunktmäßig in den Währungen Euro und US-Dollar. Die Emissionen erfolgten zusätzlich zu den bereits bestehenden Inanspruchnahmen über 12 (64) Neuziehungen. Das DIP nutzen wir zur mittel- und langfristigen Aufnahme von Finanzmitteln am Kapitalmarkt. Die Platzierung erfolgt über weltweit operierende Banken.

Im Bereich der Short Liquid Moneymarket Bonds (SLIMBO) begaben wir im Berichtszeitraum eine ungedeckte Emission in Höhe von € 1,0 Mrd. mit einer Laufzeit von einem Jahr. Aufgrund der guten Performance konnte die Anleihe um € 250,0 Mio. aufgestockt werden.

Ertrags-, Vermögens- und Finanzlage

Soweit in der Darstellung der Ertragslage Zahlen der Gewinn- und Verlustrechnung für das erste Halbjahr 2006 (Zahlen in Klammern) enthalten sind, ist darauf hinzuweisen, dass diese keine Vorjahresbeträge im Sinne von § 265 Abs. 2 HGB sind, da sie teilweise nach den für den Jahresabschluss geltenden Rechnungslegungsgrundsätzen und teilweise auf budgetierter Basis ermittelt wurden. Wir halten diese Angaben gleichwohl im Hinblick auf ihre Ermittlung für aussagekräftig und damit als Vergleichsmaßstab für geeignet.

Ertragslage

Erträge. Der Zinsüberschuss belief sich im Berichtszeitraum auf € 98,7 Mio. gegenüber einem Vorjahreswert von € 152,1 Mio. Der Rückgang ist im Wesentlichen auf das schwierige Marktumfeld mit einer flachen Zinsstrukturkurve zurückzuführen.

Die Provisionserträge blieben mit € 3,0 Mio. (€ 2,6 Mio.) in etwa auf dem Niveau der Vorjahresperiode.

Die Provisionsaufwendungen reduzierten sich hingegen auf € 10,3 Mio. (€ 16,4 Mio.). Hierin ent-

Zahlen aus der Gewinn- und Verlustrechnung in Mio. €


140
120
100
80
60
40
20
0
138,3
91,4
0,0
−2,8
18,9
23,2
2,0
−0,1
32,3
15,7
89,1
49,6
68,8
35,6
Zins- und Provisionsüberschuss
Eigenhandelsergebnis
Verwaltungsaufwendungen
Saldo der sonstigen betrieblichen Erträge und Aufwendungen
Risikovorsorge
Betriebsergebnis
Halbjahresüberschuss
30.6.2006
30.6.2007

halten sind Provisionsaufwendungen in Höhe von € 4,7 Mio. für von unserer Konzernmutter vermittelte wohnwirtschaftliche Immobilienfinanzierungen. Diese werden in den Folgejahren zu entsprechenden Ertragsverbesserungen im Zinsüberschuss führen.
Per saldo wurde für den Berichtszeitraum ein Provisionsergebnis von € –7,3 Mio. (€ –13,8 Mio.) erreicht.
Der Zins- und Provisionsüberschuss lag im ersten Halbjahr danach bei € 91,4 Mio. (€ 138,3 Mio.).

Im Eigenhandel ergab sich ein Nettoaufwand aus Finanzgeschäften in Höhe von € 2,8 Mio. (€ 0,0 Mio.). Aufwendungen. Die Verwaltungsaufwendungen erhöhten sich im ersten Halbjahr 2007 um € 4,3 Mio. auf € 23,2 Mio. (€ 18,9 Mio.). Hiervon entfielen € 10,0 Mio. (€ 7,9 Mio.) auf Personalkosten, deren Anstieg im Wesentlichen auf notwendige Neueinstellungen sowie die Übernahme von Nachwuchskräften zurückzuführen ist. Darüber hinaus gab es im Personalbereich keine strukturellen Veränderungen. Ebenso wirkte sich die Einstellung von Verbindlichkeiten für das Ausscheiden von Vorstandsmitgliedern auf die Erhöhung der Personalkosten aus. Des Weiteren enthalten die Verwaltungsaufwendungen Abschreibungen auf Sachanlagen in Höhe von € 1,3 Mio. (€ 0,9 Mio.)

Ergebnisstruktur der Bank im Vergleich zum Vorjahr

	1.1.–30.6.2007 in Mio. €	1.1.–30.6.2006 in Mio. €	Veränderungen in %
Zinserträge und andere laufende Erträge	1.965,1	1.705,6	+15,2
– Zinsaufwendungen	1.866,4	1.553,5	+20,1
= Zinsüberschuss	98,7	152,1	–35,1
+/– Saldo Provisionsergebnis	–7,3	–13,8	–47,1
= Zins- und Provisionsüberschuss	91,4	138,3	–33,9
– Nettoaufwand aus Finanzgeschäften	2,8	0,0	—
– Personalaufwand	10,0	7,9	+26,6
– andere Verwaltungsaufwendungen	11,9	10,1	+17,8
– Abschreibungen auf Sachanlagen	1,3	0,9	+44,4
= Teilbetriebsergebnis	65,4	119,4	–45,2
+/– Saldo sonstige betriebliche Erträge und Aufwendungen	–0,1	2,0	—
= Betriebsergebnis vor Risikovorsorge	65,3	121,4	–46,2
– Risikovorsorge	15,7	32,3	–51,4
= Betriebsergebnis	49,6	89,1	–44,3
– Steueraufwand	14,0	20,3	–31,0
= Halbjahresüberschuss	35,6	68,8	–48,3

Entwicklung der Bilanzsumme in Mrd. €, Stand: 30.6.2007


100
90
80
70
60
50
40
30
20
10
0
45,6
56,0
58,8
69,6
71,0
74,3
79,5
92,8
102,4
98,5
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Entwicklung wichtiger Bilanzpositionen in Mrd. €


100
90
80
70
60
50
40
30
20
10
0
33,2 33,8
45,5 45,4
8,1 8,2
80,3 75,3
102,4
98,5
Kommunalkredite
Schuldverschreibungen und andere festverzinsliche Wertpapiere
Hypothekendarlehen
Verbriefte Verbindlichkeiten
Bilanzsumme
31.12.2006
30.6.2007

sowie andere Verwaltungsaufwendungen in Höhe von € 11,9 Mio. (€ 10,1 Mio.).
Der Saldo der sonstigen betrieblichen Erträge und Aufwendungen lag im Berichtszeitraum bei € –0,1 Mio. (€ 2,0 Mio.). Diese Position enthält unter anderem Miet- und Pachterträge für die im Bestand der Bank befindlichen Immobilien sowie Aufwendungen für den Unterhalt der Objekte einschließlich passivierter Verbindlichkeiten für Mietgarantien.
Im ersten Halbjahr 2007 belief sich das Betriebsergebnis vor Risikovorsorge auf € 65,3 Mio. (€ 121,4 Mio.).
Unser Saldo der Risikovorsorge, der sowohl die Kreditrisikovorsorge als auch sämtliche Erträge und Aufwendungen aus der Überkreuzkompensation gemäß § 340f Abs. 3 HGB enthält, erreichte einen Betrag in Höhe von € –15,7 Mio. (€ –32,3 Mio.), was einem Rückgang um 51,4 % entspricht. Im Immobilienfinanzierungsgeschäft haben wir zur Abschirmung unserer Kreditrisiken und im Rahmen des Most-Realistic-Value-Konzepts sowie unter Berücksichtigung von Auflösungen dem Wertberichtigungsbestand € 11,4 Mio. (€ 10,8 Mio.) zugeführt. Im Wertpapiergeschäft belief sich der negative Saldo auf € 4,3 Mio. (€ 21,5 Mio.).
Im ersten Halbjahr lag das Betriebsergebnis der Bank bei € 49,6 Mio. (€ 89,1 Mio.).
Infolge der zuvor beschriebenen Entwicklungen, insbesondere wegen des geringeren Zinsergebnisses, reduzierte sich das Halbjahresergebnis von € 68,8 Mio. auf € 35,6 Mio.

Vermögens- und Finanzlage
Zum 30.6.2007 lag die Bilanzsumme bei € 98,5 Mrd. (€ 102,4 Mrd.). Der Rückgang der Vermögenswerte ist im Wesentlichen auf die Reduktion von Repo-Geschäften zurückzuführen. Weiterhin wurde im ersten Halbjahr unser Fondsvermögen um € 0,7 Mrd. reduziert. Der Bestand an Kommunalkrediten nahm leicht von € 33,2 Mrd. auf € 33,8 Mrd. zu. Auf gleichem Niveau zum Jahresultimo 2006 blieb die Position Schuldverschreibungen und andere festverzinsliche Wertpapiere mit einem Volumen von € 45,4 Mrd. (€ 45,5 Mrd.).

Entsprechend der Vermögenslage hat sich der Refinanzierungsbedarf im Wesentlichen bei öffentlichen Pfandbriefen verringert.

Die Risikoaktiva nach Grundsatz I betrugen zum 30.6.2007 € 10,9 Mrd. (€ 11,0 Mrd.). Daraus errechnet sich eine Eigenmittelquote im Grundsatz I von 11,9 % (10,9 %).
Die Kernkapitalquote verbesserte sich im Berichtszeitraum von 6,8 % auf 7,7 %.

Kapitalflussrechnung

	2007
Finanzmittel am Anfang der Periode 1.1.	242,4
Cashflow aus der laufenden Geschäftstätigkeit	183,6
Cashflow aus der Investitionstätigkeit	–379,7
Cashflow aus der Finanzierungstätigkeit	14,9
Finanzmittel am Ende der Periode 30.6.	61,2

Ratings

Im Monat Mai des Berichtszeitraums erhöhte Moody's das langfristige Institutsrating von A2 auf A1. Der Ausblick für das Hypothekenpfandbriefrating (Aa1) wurde von stabil auf positiv gesetzt.

Nachtragsbericht

In der Zeit vom 30.6.2007 bis zum 10.8.2007 sind keine für die Essen Hyp wesentlichen Ereignisse eingetreten, die Einfluss auf die Geschäftstätigkeit der Bank gehabt hätten und über die an dieser Stelle zu berichten wäre.

Ratingübersicht Stand: 30.6.2007

	FitchRatings	Standard & Poor's	Moody's
Öffentliche Pfandbriefe	AAA	AAA	Aaa
Hypothekenpfandbriefe	AAA	nicht bewertet	Aa1
Langfristiges Institutsrating	A/Ausblick stabil	A–/Ausblick stabil	A1/Ausblick stabil
Kurzfristiges Institutsrating	F1	A-2	P-1
Ziehungen unter dem Debt Issuance Program			
Finanzkraft	B/C	nicht bewertet	C
Commercial Paper Program	nicht bewertet	A-2	P-1

Risikobericht

Das Risikomanagement der Essen Hyp verfolgt das Ziel, die im Rahmen der Gesamtbanksteuerung erfassten Risiken durch Messung und Limitierung in einem eng definierten Rahmen einzugehen und gleichzeitig die sich ergebenden Renditechancen zu nutzen. Zur detaillierten Beschreibung der Organisation des Risikomanagements verweisen wir auf die Ausführungen im Geschäftsbericht 2006.
Der organisatorische Rahmen, die Reportingstruktur sowie das Risikomanagement im ersten Halbjahr 2007 weisen gegenüber dem Lagebericht 2006 keine grundsätzlichen Änderungen auf. Alle dargelegten Methoden, Systeme und Prozesse unterliegen kontinuierlichen Überprüfungen und Verbesserungen, um den betriebswirtschaftlichen und regulatorischen Anforderungen gerecht zu werden.

Umsetzung von Basel II/SolvV und MaRisk
Die Aktivitäten der Bank im Rahmen von Basel II standen im Zeichen der aufsichtsrechtlichen Überprüfung und Zertifizierung der Ratingkomponenten und Rechenverfahren. In diesem Zusammenhang sind im ersten Halbjahr 2007 die Konkordanzlisten für die abzunehmenden internen Ratingverfahren erarbeitet worden.
Zur Umsetzung der Mindestanforderungen an das Risikomanagement (MaRisk) hat die Essen Hyp die relevanten Anforderungen in Teilprojekte gegliedert. Bis zum Jahresultimo 2007 rechnen wir weiterhin mit einer vollständigen Umsetzung der MaRisk.

Risikoarten

Die Bank unterscheidet folgende Risikoarten:

Risikokategorien

Marktrisiko

- Zinsrisiko
- Währungsrisiko
- Volatilitätsrisiko
- Creditspread-risiko
- Risiko im Handelsbuch

Kreditrisiko

- Ausfall- und Bonitätsrisiko
- Konzentrations- und Klumpen-risiko
- Länderrisiko
- Abwicklungs-risiko
- Vorleistungs-risiko
- Wiederein-deckungsrisiko
- Erfüllungsrisiko

Liquiditäts-risiko

- Markt-liquiditätsrisiko
- Refinan-zierungsrisiko

Operationelles Risiko

- Prozessrisiko
- Systemrisiko
- Personalrisiko
- Externes Ereignisrisiko
- Rechtsrisiko
- Risiko aus Outsourcing

Sonstiges Risiko

- Business Risk
- Strategisches Risiko
- Reputations-risiko
- Immobilien- und Objektrisiko
- Risiko aus Beteiligungen
- Risiko nicht marktgerechter Bedingungen

Risikotragfähigkeit
Zentrales Motiv der risiko- und renditeorientierten Gesamtbanksteuerung der Hypothekenbank in Essen AG ist der optimale Einsatz des ökonomischen Kapitals. Definiert wird es als der Kapitalbetrag, der mit einer vorgegebenen Wahrscheinlichkeit innerhalb eines Jahres zur Abdeckung unerwarteter Verluste aus risikobehafteten Positionen vorgehalten werden sollte (99,95 % Konfidenzniveau, Haltedauer ein Jahr). Im Rahmen der Risikotragfähigkeitsrechnung wird dem ökonomischen Kapital das zu seiner Deckung vorhandene Kapital (die Risikodeckungsmasse) gegenübergestellt, um zu messen, ob im Krisenfall ausreichend Kapital zum Ausgleich von Verlusten vorhanden ist. Risikotragfähigkeit ist gegeben, wenn alle (wesentlichen) Risiken laufend durch die Risikodeckungsmasse abgedeckt werden. Das Verhältnis von Risikodeckungsmasse zu ökonomischem Kapital im Berichtszeitraum wird in nachfolgender Abbildung dargestellt:

Risikotragfähigkeit vom 1.7.2006 bis zum 30.6.2007 in %


100
80
60
40
20
0
Juli 06
Aug.
Sep.
Okt.
Nov.
Dez.
Jan.
Feb.
März
April
Mai
Juni 07
Marktrisiken
Kreditrisiken
Operationelle Risiken
Business Risk
Risikodeckungsmasse

Marktrisiken
Per 30.6.2007 betrug der Value at Risk (VaR) prozentual vom genehmigten Limit 38,6 % und im Jahresverlauf durchschnittlich 52,3 %. Das Limit für Extremszenarien war zum Stichtag mit 43,0 % ausgenutzt, im Jahresdurchschnitt mit 50,0 %. Die Essen Hyp ist im ersten Halbjahr 2007 nahezu keine Währungs- und Volatilitäts-Risiken eingegangen bzw. hat diese weitgehend durch Hedging-Vereinbarungen eliminiert.

Kreditrisiko
Risikovorsorge. Den erkennbaren Risiken des Kreditgeschäfts wird durch die Bildung von Einzelwertberichtigungen und durch Pauschalwertberichtigungen für latente Risiken in angemessenem Umfang Rechnung getragen. Es bestand für uns seit Gründung der Bank keinerlei Notwendigkeit, im Kreditgeschäft mit öffentlichen bzw. öffentlich-rechtlichen Institutionen Einzelwertberichtigungen vorzunehmen oder Rückstellungen zu bilden.
In den Einheiten des Immobilienfinanzierungsgeschäfts erfolgt unterjährig auf Basis sorgfältiger Analysen eine Einschätzung notwendiger Vorsorgemaßnahmen, um auf diese Weise Planungssicherheit für die Bank zu gewährleisten. Zur Risikoabschirmung von Kreditrisiken wurden nach Bewertung der Sicherheiten gemäß Most-Realistic-Value-Ansätzen (MRV) Einzelwertberichtigungen gebildet. Ab einer Ratingnote von 6,1, die dem Defaultstatus

VaR täglich und im Jahresdurchschnitt zum genehmigten Limit vom 1.7.2006 bis zum 30.6.2007 in %


90
80
70
60
50
40
30
20
Juli 06
Aug.
Sep.
Okt.
Nov.
Dez.
Jan.
Feb.
März
April
Mai
Juni 07
Wert/täglich
Mittelwert/Jahr

nach Basel II entspricht, wurden die nach Anwendung des MRV-Ansatzes verbleibenden Blankoanteile vollständig wertberichtigt.

Im Rahmen unserer Kreditrisikostrategie legten wir die kalkulatorischen Standardrisikokosten sowohl für das Retailgeschäft als auch für gewerbliche Immobilienfinanzierungen auf Basis der vorhandenen Qualität und der Struktur des Portfolios fest. Im Retailgeschäft rechnen wir mit einheitlichen Standardrisikokosten. Hintergrund hierfür ist, dass rund 95 % dieser Beleihungen nur bis zu 60 % des festgestellten Beleihungswerts auslaufen. Bei gewerblichen Finanzierungen werden dagegen in Abhängigkeit vom Beleihungsauslauf gestaffelte Standardrisikokosten kalkuliert. Im Zuge der weiteren Umsetzung unserer internen Ratingsysteme ist vorgesehen, anhand der Standardrisikokosten auf Basis des Expected Loss ein risikoadjustiertes Pricing zu erreichen.

Risikomanagement Deckungsstock. § 27 Abs. 1 des PfandBG verlangt von einer Pfandbriefbank die Implementierung eines geeigneten Risikomanagementsystems. Ein solches Risikomanagementsystem gibt geeignete Instrumente und Regelungen zur Steuerung, Überwachung und Kontrolle speziell der Risiken vor, die aus den in der Deckungsmasse befindlichen Krediten und der daraus abgeleiteten Ausgabe von Pfandbriefen resultieren. Unser

Gliederung des öffentlichen Deckungsstocks in %
Stand: 30.6.2007


27,5
43,5
9,4
6,9

- Bundesrepublik Deutschland, Sondervermögen des Bundes und die deutschen Bundesländer
- Städte, kommunale Zweckverbände, Organisationen ohne Erwerbszweck und kommunalverbürgte Darlehen
- Kreditinstitute der öffentlichen Hand mit Sonderaufgaben
- Öffentlich-rechtliche Kreditinstitute und durch diese verbürgte Forderungen, Sparkassen und inländische private Kreditinstitute
- Ausländische Gebietskörperschaften, Anstalten des öffentlichen Rechts, ausländische Kreditinstitute

Gesamtvolumen: € 72,9 Mrd.

bestehendes Risikomanagementsystem berücksichtigt die besonderen Anforderungen des § 27 PfandBG. Den Transparenzpflichten gemäß § 28 PfandBG wird entsprechend nachgekommen.

Staatskredit und sonstige fremde Wertpapiere. Unsere öffentlichen Deckungswerte betrugen zum 30.6.2007 € 72,9 Mrd. Die Analyse des Kreditportfolios unter Rating-Gesichtspunkten zeigt, dass 36,6 % des Bestands im Deckungsstock mit Triple-A bewertet sind, 32,7 % mit Double-A, 14,0 % mit Single-A und 0,7 % mit Triple-B. Der Anteil nicht extern gerateter Aktiva beläuft sich auf 16,0 % der gesamten Ausreichungen im Deckungsstock. Sie setzen sich zu 50,5 % aus Forderungen an in- und ausländische öffentliche Haushalte und öffentlich-rechtliche Institutionen sowie zu 49,5 % aus Krediten an öffentlich-rechtliche Kreditinstitute, inländische private Banken und Sparkassen zusammen, die nach unserer eigenen Bonitätsanalyse ebenfalls über eine ausgezeichnete Kreditqualität verfügen.

Die Kreditvergabe im Außerdeckungsgeschäft an ausländische öffentliche und sonstige Adressen ist

Rating öffentlicher Deckungsstock Stand: 30.6.2007

Standard & Poor's / Moody's / FitchRatings	in Mio. €	in %
AAA / Aaa / AAA	26.722	36,6
AA+ / Aa1 / AA+	5.943	8,2
AA / Aa2 / AA	5.273	7,2
AA– / Aa3 / AA–	12.608	17,3
A+ / A1 / A+	6.312	8,7
A / A2 / A	2.708	3,7
A– / A3 / A–	1.174	1,6
BBB+ / Baa1 / BBB+	384	0,5
BBB / Baa2 / BBB	93	0,1
Ohne Rating	11.702	16,1
Gesamt	72.919	100,0

von einem Mindestrating im Investmentgrade-Bereich abhängig. Unser Geschäftsvolumen mit diesen Adressen betrug zum 30.6.2007 € 1,2 Mrd. ohne Derivate. Davon weisen 13,5 % ein Rating von Double-A, 80,7 % ein Rating von Single-A und 4,7 % ein Rating von Triple-B auf. Kredite mit einem Anteil von 1,1 % haben kein externes Rating.

Barwertige Deckung. Die barwertige Deckung unserer Pfandbriefe wird von uns täglich berechnet. Die Gesetzgebung schreibt eine jederzeit vorzuhaltende barwertige Überdeckung von 2 % vor. Intern haben wir die Vorgabe bei 2,5 % festgeschrieben. Bei der Berechnung dieser sichernden Überdeckung gemäß § 4 Abs. 2 PfandBG ist von dem Barwert der Deckungsmasse unter Zugrundelegung der vorgeschriebenen Stresstests auszugehen. Der Stresstest gewährleistet die Überdeckung in Höhe von 2 % auch im Fall von Zinsschwankungen. Zur Stressberechnung nutzt die Essen Hyp das dynamische Verfahren, in dem die Value-at-Risk-Methode auf Grundlage der Zinsentwicklung der vergangenen 250 Bankarbeitstage verwendet wird. Die jeder-

Barwertige Überdeckung der öffentlichen Pfandbriefe vom 1.7.2006 bis zum 30.6.2007 in Mrd. €


81
76
71
66
61
56
Juli 06
Aug.
Sep.
Okt.
Nov.
Dez.
Jan.
Feb.
März
April
Mai
Juni 07
Barwert des öffentlichen Deckungsstocks
Umlauf öffentliche Pfandbriefe zu Barwerten
Barwertige Überdeckung

Barwertige Überdeckung der Hypothekenpfandbriefe vom 1.7.2006 bis zum 30.6.2007 in Mrd. €


6,0
5,5
5,0
4,5
4,0
3,5
Juli 06
Aug.
Sep.
Okt.
Nov.
Dez.
Jan.
Feb.
März
April
Mai
Juni 07

■ Barwert des Hypotheken-Deckungsstocks

■ Umlauf Hypothekenpfandbriefe zu Barwerten

Barwertige Überdeckung

zeitige barwertige Überdeckung betrug unter den Bedingungen des Stresstests im Mittel des ersten Halbjahres 2007 bei öffentlichen Pfandbriefen 3,1 % und bei Hypothekenpfandbriefen 12,7 %.

Liquiditätsrisiken
Nach der Grundsatz-II-Kennziffer (Liquiditätsverordnung) gilt die Liquidität dann als gesichert, wenn die innerhalb von 30 Tagen zur Verfügung stehenden gewichteten Zahlungsmittel die während dieses Zahlungszeitraums abrufbaren gewichteten Zahlungsverpflichtungen abdecken. Im Berichtszeitraum lag die Liquiditätskennziffer zwischen 1,0 und 1,5 und somit jederzeit über dem aufsichtsrechtlich geforderten Wert von 1,0.

Operationelle Risiken
Die Essen Hyp ist stets darauf bedacht, den Eintritt operationeller Risiken auf einem möglichst geringen Niveau zu halten, um das ökonomische Kapital möglichst wenig zu belasten. Dazu werden hohe Anforderungen an die Prozessqualität gestellt.

Weiterhin forcieren wir die Einführung eines IT-Standards und sensibilisieren die Mitarbeiter kontinuierlich für operationelle Risiken.
Im Berichtszeitraum wurde eine Risikoeinschätzung zu den ausgelagerten Tätigkeiten (Outsourcing) gemäß § 25a Abs. 2 KWG vorgenommen. Entsprechend den Anforderungen von Basel II entwickelt die Bank in Abstimmung mit der Commerzbank AG die Instrumente „Risikoindikatoren“ und „Kapitalallokation auf wesentliche Geschäftsfelder“. Ziel der Risikoindikatoren ist es, frühzeitig Gefahren und Verschlechterungen in der operationellen Risikoentwicklung zu erkennen. Aktuell sind keine signifikanten operationellen Risiken erkennbar.

Zum Stichtag sind in den einzelnen Risikoarten keine wesentlichen Veränderungen gegenüber der Risikoeinschätzung im Rahmen des Lageberichts 2006 aufgetreten.
In den verbleibenden Monaten des Geschäftsjahres 2007 werden nach jetziger Bewertung der Lage keine wesentlichen Veränderungen dieser Risiken eintreten.

Entwicklung Grundsatz-II-Kennziffer vom 1.7.2006 bis zum 30.6.2007


2,5
2
1,5
1
0,5
0
gesetzliche Untergrenze
Juli 06
Aug.
Sep.
Okt.
Nov.
Dez.
Jan.
Feb.
März
April
Mai
Juni 07

Prognosebericht

Künftige gesamtwirtschaftliche Entwicklung

In den Vereinigten Staaten sind im ersten Quartal dieses Jahres nach Angaben des US-Hypothekenbankverbandes 13,8 % aller Eigenheimkredite an Schuldner mit schlechter Bonität in Zahlungsverzug geraten, nach 11,5 % im ersten Quartal 2006 und 10,6 % im ersten Quartal 2005.

Die von der Federal Reserve befragten Banken haben auf die Probleme im sogenannten „Subprime Mortgage Market" mehrheitlich mit einer Verschärfung ihrer Kreditvergaberichtlinien für dieses Geschäftsfeld reagiert. Diese geänderte Kreditvergabeneigung lässt in Verbund mit den zwischenzeitlich bekannt gewordenen Schieflagen von im „Subprime Mortgage Market" engagierten Investmentfonds die Sorge über eine allgemeine Verknappung des Kreditangebotes aufkommen, mit entsprechend negativen Folgen für die Entwicklung der Wirtschaft und der Kapitalmärkte.

Die für das Gesamtjahr 2007 prognostizierte gesamtwirtschaftliche Wachstumsrate in den Vereinigten Staaten von knapp 3,0 % wird nicht mehr zu erreichen sein. Die Belastungen aus auf Rekordniveau gekletterten Benzinpreisen, gestiegenen Kurz- und Langfristzinsen und teilweise nachgebenden Eigenheimpreisen dürften in der zweiten Jahreshälfte das Wachstum des privaten Konsums gedrückt halten. Zudem wird die erwartete Einengung der Gewinnmargen die Investitionstätigkeit der Unternehmen dämpfen.

Aufgrund der in den letzten Monaten unerwartet emporschnellenden Energiepreise ist nicht mehr davon auszugehen, dass die Veränderungsrate des Konsumentenpreisindex im Jahresdurchschnitt 2007 – wie ursprünglich prognostiziert – unter die Marke von 2,0 % fallen wird.

Die US-Notenbank ließ ihren Tagesgeldzielsatz entsprechend der ursprünglichen Prognose bei 5,25 %. Da die Währungshüter in ihren Stellungnahmen weiterhin die Inflationsrisiken betonten, fehlt es darüber hinaus an Hinweisen auf mögliche Leitzinssenkungen in der zweiten Hälfte dieses Jahres. Gleichwohl wird die von uns prognostizierte Wachstumsabkühlung im Verbund mit einer rückläufigen Kerninflationsrate die US-Notenbank zu einer Leitzinssenkung gegen Jahresende veranlassen. Diese Leitzinssenkung wird unserer geänderten Einschätzung nach zu sinkenden Langfristzinsen führen.

Für unsere Prognose, dass die Wirtschaft im Euroraum 2007 mit einer Rate von etwas über 2,0 % wachsen wird, überwiegen die Aufwärtsrisiken. Bereits bewahrheitet hat sich unsere Prognose, dass die Europäische Zentralbank im Jahr 2007 ihren Hauptrefinanzierungssatz in mehreren Schritten auf 4,0 % oder höher heraufsetzen wird.

Unsere Voraussage, dass die Inflationsrate im Jahresdurchschnitt 2007 unter die Marke von 2,0 % fallen wird, ist vor dem Hintergrund der in den letzten Monaten spürbar gestiegenen Benzinpreise indes nicht mehr zu vertreten. Die Renditen von

lang laufenden Euroanleihen werden aufgrund der Vorgabe eines freundlichen US-Rentenmarktes wieder nachgeben.

Das für 2007 mit einer Rate von rund 2 % prognostizierte Wachstum der japanischen Wirtschaft wird wahrscheinlich übertroffen werden. Ebenso sind im Gegensatz zur ursprünglichen Prognose die deflationären Tendenzen im Berichtszeitraum nicht gänzlich verschwunden.
Das Gros der Marktteilnehmer erwartet, dass die Bank of Japan auf ihrer September-Sitzung eine weitere Leitzinserhöhung um 25 Basispunkte auf 0,75 % beschließen wird. Daher bleibt unsere Prognose eines Tagesgeldzielsatzes von 1,0 % zum Jahresultimo 2007 bestehen.

Künftige Branchenentwicklung
Nach wie vor halten wir bezüglich unserer Einschätzung der künftigen Branchenentwicklung an den Prognosen aus dem Lagebericht 2006 fest. Infolgedessen gehen wir unverändert von einer freundlichen Konjunkturentwicklung aus, die sich auch im zweiten Halbjahr 2007 positiv auf die Bankenbranche auswirken sollte. Ein wesentlicher Einflussfaktor bleibt die Entwicklung der Zinsstrukturkurve. Trotz weiterer Leitzinsanhebungen der EZB im März und im Juni des laufenden Jahres verharren die Langfristzinsen auf eher niedrigem Niveau. Dieser flache Verlauf der Zinsstrukturkurve wird auch weiterhin einen belastenden Einfluss auf die Zinsergebnisse der Banken darstellen.

Chancen und Risiken im Staatskreditgeschäft
Die Strategie der Bank sieht neben den bestehenden Produkten die Etablierung weiterer Geschäftsmöglichkeiten bzw. Produkte, insbesondere im Bereich des Primärmarktes, vor.
Im europäischen Markt planen wir insgesamt eine Ausweitung des Geschäfts auf Regionalregierungen. Wir wollen zudem als Anbieter von strukturierten Transaktionen insbesondere im Bereich Public Private Partnerships (PPP) neue Geschäftsfelder erschließen. Der Markt in Mittel- und Osteuropa ist durch Investmentgrade-Ratings geprägt. Hier sind auf Staatsebene zum Teil noch attraktive Margen zu erzielen. In den USA und Kanada sehen wir auf Staatsebene Potenzial in staatsgarantierten Produkten. Darüber hinaus rechnen wir mittelfristig mit Geschäftsmöglichkeiten auf der kommunalen Ebene.

Risiken bestehen in einer deutlichen Spreadausweitung ausgelöst durch Krisen in überbewerteten Immobilienmärkten wie den USA und Spanien. Die Bank ist jedoch auf diesen Märkten nur mit einem geringen Geschäftsvolumen engagiert. Von dem eingangs angesprochenen Thema Subprime Mortgage Market in den USA ist die Bank nicht betroffen, da es kein direktes oder indirektes Engagement in diesem Segment gibt. Die globale Asset-

Knappheit hält an, da es den Zentralbanken offenbar nicht gelingt, den Liquiditätsüberhang abzuschöpfen. Wir rechnen weiterhin mit einer flachen Zinsstrukturkurve, die wenig Chancen auf Erträge aus dem gezielten Eingehen von Marktpreisrisiken bietet.

Chancen und Risiken im Immobilienfinanzierungsgeschäft

Unverändert bilden unser Kerngeschäft die gewerbliche Immobilienfinanzierung in den alten Bundesländern und in ausgesuchten ausländischen Zielmärkten sowie das inländische Retailgeschäft. Die für 2007 mit der Commerzbank AG geplanten Kooperationen im Retailbereich konnten, u. a. durch die Auflage eines Sonderkontingentes, schon teilweise realisiert werden. Die risikoadjustierte Bepreisung von Krediten nach Basel II führt in der Gesamtbetrachtung zu einer Entlastung der Eigenkapitalbindung, wodurch mehr Freiraum für weiteres Neugeschäft geschaffen wird.

Wir gehen davon aus, dass der Aufschwung an den deutschen Büromärkten auch 2007 weiterhin anhält. Hauptursache für diesen positiven Trend ist der anhaltende gesamtwirtschaftliche Aufschwung, der sich in Deutschland verzeichnen lässt. Dieses Wirtschaftswachstum wird sich bis ins Jahr 2008 fortsetzen und sogar noch an Dynamik gewinnen.

Für den französischen Immobilienmarkt gehen wir unverändert von steigenden Mietpreisen bei sinkendem Leerstand aus. Aufgrund der lebhaften Nachfrage bei begrenztem Angebot dürften die Renditen weiter fallen. Eine analoge Entwicklung lässt sich für den gewerblichen Immobilienmarkt in den Top-Standorten der USA prognostizieren. Für Großbritannien gehen wir weiterhin von einem stabilen Immobilienmarkt aus. Jedoch lässt sich hier bereits eine leichte Trendwende bei den Renditen für Sekundärobjekte erkennen.

Chancen und Risiken der Refinanzierung

Korrespondierend zu unserer Planung haben wir nach einem Rekordvolumen im Passivneugeschäft im Jahr 2006 ein geringeres Volumen emittiert. Wir gehen davon aus, dass die Refinanzierungsniveaus aufgrund der hervorragenden Ratings unserer Pfandbriefe stabil bleiben werden.

Nach wie vor vertrauen wir auf unsere breite Investorenbasis, die uns eine jederzeitige Absatzmöglichkeit unserer Emissionen gewährleistet. Hinzu kommt ein deutlich erhöhtes Pfandbrief-Know-how seitens potenzieller Investoren in den USA, welches sich in erhöhter Nachfrage widerspiegelt. Grundsätzlich halten wir aufgrund unseres deutlich reduzierten Emissionsvolumens im ersten Halbjahr 2007 eine verstärkte Nachfrage nach Essen Hyp-Titeln für möglich. Einen zusätzlichen positiven Impuls könnte der Pfandbrief zukünftig auch durch die Anwendung von Basel II erhalten, die für bestimmte Anlegerklassen Vorteile mit sich bringt.

Zukünftig wollen wir unsere Produktpalette um weitere Refinanzierungsprodukte erweitern. Hierzu zählen in erster Linie strukturierte Emissionen, die

einen zusätzlichen Spreadvorteil bieten. Jedoch achten wir darauf, dass die neuen Produkte unserer strategischen Ausrichtung entsprechen und nahe an unserem Kerngeschäft liegen.

Allgemeine Risiken der Refinanzierung sehen wir im Wesentlichen darin, dass die Nachfrage nach Pfandbriefen aufgrund höher rentierlicher Alternativprodukte zurückgehen könnte. Hinzu kommt die Gefahr, dass Marktturbulenzen eine deutliche Spreadausweitung verursachen könnten.

Künftige Ertragsentwicklung
Die im Lagebericht 2006 getätigten zukunftsgerichteten Aussagen zur Ertragsentwicklung der Essen Hyp behalten grundsätzlich weiterhin Gültigkeit.
Nach gegenwärtigen Erkenntnissen wird sich die im ersten Halbjahr eingetretene Ergebnisreduzierung auch in der zweiten Jahreshälfte fortsetzen. Derzeit erarbeitet die Bank gemeinsam mit der Konzernmutter ein Konzept zur Optimierung des Marktauftritts in den Segmenten Public Finance und Real Estate.

Vorbehalt bei Zukunftsaussagen
Dieser Zwischenbericht enthält zukunftsgerichtete Aussagen zur Geschäfts- und Ertragsentwicklung der Essen Hyp, die auf unseren derzeitigen Plänen, Einschätzungen, Prognosen und Erwartungen beruhen. Diese Aussagen beinhalten Risiken und Unsicherheiten. Es gibt eine Vielzahl von Faktoren, die auf unser Geschäft einwirken und zu großen Teilen außerhalb unseres Einflussbereiches liegen. Dazu gehören vor allem die konjunkturelle Entwicklung, die Verfassung der Finanzmärkte weltweit und mögliche Kreditausfälle. Die tatsächlichen Ereignisse und Entwicklungen können also erheblich von unseren heute getroffenen Annahmen abweichen. Sie haben daher nur zum Zeitpunkt der Veröffentlichung Gültigkeit. Wir übernehmen keine Verpflichtung, die zukunftsgerichteten Aussagen angesichts neuer Informationen oder unerwarteter Ereignisse zu aktualisieren.

Verkürzter Zwischenabschluss zum 30.6.2007


625,174.35+
4,652.17+
498,342.47+
534,568.49+
49,256.34+


465,812•64+
595,246•37+
45,628•11+
546,897•22+
462,819•24+
221,598•35+
462,118•64+
295,357•54+
56,179•33+
25,649•74+
34,658•12+

Verkürzte Bilanz der Hypothekenbank in Essen AG zum 30.6.2007

Aktivseite

	€	30.6.2007 €	31.12.2006 T€
Barreserve		61.239.424,98	242.364
Forderungen an Kreditinstitute			
a) Kommunalkredite	10.931.646.926,48		10.035.030
b) andere Forderungen	9.229.148.539,37	20.160.795.465,85	12.768.820
Forderungen an Kunden			
a) Hypothekendarlehen	8.205.491.297,61		8.074.005
b) Kommunalkredite	22.821.516.174,64		23.213.748
c) andere Forderungen	49.250.774,58	31.076.258.246,83	33.309
Schuldverschreibungen und andere festverzinsliche Wertpapiere			
a) Anleihen und Schuldverschreibungen	45.146.920.060,43		45.109.406
b) eigene Schuldverschreibungen	294.361.546,83	45.441.281.607,26	406.574
Aktien und andere nicht festverzinsliche Wertpapiere		1.075.673.079,57	1.738.010
Beteiligungen		1,00	0
Anteile an verbundenen Unternehmen		2.029.898,77	2.030
Immaterielle Anlagewerte		1.568.281,00	1.202
Sachanlagen		47.122.308,82	48.567
Sonstige Vermögensgegenstände		59.022.317,96	46.991
Rechnungsabgrenzungsposten		573.961.550,77	637.301
Summe der Aktiva		**98.498.952.182,81**	**102.357.358**

Passivseite

	€	30.6.2007 €	31.12.2006 T€
Verbindlichkeiten gegenüber Kreditinstituten			
a) begebene Hypotheken-Namenspfandbriefe	375.096.367,74		453.856
b) begebene öffentliche Namenspfandbriefe	650.348.583,01		805.650
c) andere Verbindlichkeiten	12.231.535.899,14	13.256.980.849,89	11.507.138
Verbindlichkeiten gegenüber Kunden			
a) begebene Hypotheken-Namenspfandbriefe	1.645.076.358,80		1.505.287
b) begebene öffentliche Namenspfandbriefe	5.791.496.071,19		5.487.386
c) andere Verbindlichkeiten	543.173.659,58	7.979.746.089,57	391.299
Verbriefte Verbindlichkeiten			
a) begebene Schuldverschreibungen			
aa) Hypothekenpfandbriefe	2.667.979.337,18		2.708.130
ab) öffentliche Pfandbriefe	65.489.881.466,27		69.349.619
ac) sonstige Schuldverschreibungen	7.159.730.027,18	75.317.590.830,63	8.262.264
Sonstige Verbindlichkeiten		85.784.448,19	79.699
Rechnungsabgrenzungsposten		285.116.324,47	278.494
Rückstellungen		16.272.342,00	21.588
Nachrangige Verbindlichkeiten		388.034.068,90	373.147
Genussrechtskapital		288.350.531,52	288.351
Eigenkapital			
a) gezeichnetes Kapital	412.000.000,00		364.000
b) Kapitalrücklage	339.574.600,00		339.575
c) Gewinnrücklagen			
ca) andere Gewinnrücklagen	93.876.000,00		45.076
d) Bilanzgewinn	0,00		96.800
e) Halbjahresüberschuss	35.626.097,64	881.076.697,64	0
Summe der Passiva		**98.498.952.182,81**	**102.357.358**
Eventualverbindlichkeiten			
Verbindlichkeiten aus Bürgschaften und Gewährleistungen		2.996.324.508,08	1.023.225
Andere Verpflichtungen			
Unwiderrufliche Kreditzusagen		547.601.728,63	408.705

Verkürzte Gewinn- und Verlustrechnung der Hypothekenbank in Essen AG für die Zeit vom 1.1. bis 30.6.2007

	€	€
Zinserträge aus Kredit- und Geldmarktgeschäften, festverzinslichen Wertpapieren und Schuldbuchforderungen	1.929.533.030,05	
Zinsaufwendungen	-1.866.426.143,94	63.106.886,11
Laufende Erträge aus Aktien und anderen nicht festverzinslichen Wertpapieren, Beteiligungen und Anteilen an verbundenen Unternehmen		35.512.940,76
Provisionserträge	3.017.780,71	
Provisionsaufwendungen	-10.306.796,29	-7.289.015,58
Nettoaufwand aus Finanzgeschäften		-2.786.600,00
Sonstige betriebliche Erträge		5.039.985,05
Allgemeine Verwaltungsaufwendungen		
a) Personalaufwand		
aa) Löhne und Gehälter	-8.407.847,96	
ab) Soziale Abgaben	-1.607.201,00	
b) andere Verwaltungsaufwendungen	-11.845.279,81	-21.860.328,77
Abschreibungen und Wertberichtigungen auf immaterielle Anlagewerte und Sachanlagen		-1.309.734,84
Sonstige betriebliche Aufwendungen		-5.100.613,72
Abschreibungen und Wertberichtigungen auf Forderungen und bestimmte Wertpapiere sowie Zuführungen zu Rückstellungen im Kreditgeschäft		-15.717.721,39
Ergebnis der normalen Geschäftstätigkeit		49.595.797,62
Steuern vom Einkommen und vom Ertrag	-13.886.823,33	
Sonstige Steuern, soweit nicht unter „Sonstige betriebliche Aufwendungen" ausgewiesen	-82.876,65	-13.969.699,98
Halbjahresüberschuss		**35.626.097,64**

Gesetzliche Bilanzierungsvorschriften

Unser verkürzter Zwischenabschluss ist nach den Vorschriften des Handelsgesetzbuches (HGB), des Aktiengesetzes (AktG) und des Pfandbriefgesetzes (PfandBG) sowie der Verordnung über die Rechnungslegung der Kreditinstitute (RechKredV) aufgestellt. Gesetzlich geforderte Angaben zu einzelnen Positionen der verkürzten Bilanz sowie der verkürzten Gewinn- und Verlustrechnung werden im verkürzten Anhang erläutert, soweit sie für ein angemessenes Verständnis der wesentlichen Änderungen und Entwicklungen im Berichtszeitraum von Bedeutung sind.

Wir haben die gleichen Bilanzierungs- und Bewertungsmethoden wie im letzten Jahresabschluss angewandt. Für den erstmalig erstellten verkürzten Zwischenabschluss nach § 37w WpHG haben wir in der Gewinn- und Verlustrechnung gem. DRS 16 Abs. 72 auf die Angabe der Vorjahreszahlen verzichtet.

Fristengliederung
Im Folgenden aufgeführte Forderungen und Verbindlichkeiten sind nach Restlaufzeiten bzw. Kündigungsfristen geordnet und setzen sich wie folgt zusammen:

Gliederung nach Restlaufzeiten in Mio. €

	30.6.2007	31.12.2006
Forderungen an Kreditinstitute	20.160,8	22.803,9
Täglich fällig	*1.347,7*	*2.207,5*
Bis zu 3 Monaten	*8.116,6*	*11.052,6*
Mehr als 3 Monate bis 1 Jahr	*1.245,5*	*685,1*
Mehr als 1 Jahr bis 5 Jahre	*3.810,6*	*3.171,9*
Mehr als 5 Jahre	*5.640,4*	*5.686,8*
Forderungen an Kunden	31.076,3	31.321,1
Täglich fällig	*225,1*	*148,0*
Bis zu 3 Monaten	*2.920,4*	*3.349,3*
Mehr als 3 Monate bis 1 Jahr	*4.737,2*	*4.735,7*
Mehr als 1 Jahr bis 5 Jahre	*12.834,7*	*12.294,3*
Mehr als 5 Jahre	*10.358,9*	*10.793,8*
Verbindlichkeiten gegenüber Kreditinstituten	13.257,0	12.766,6
Täglich fällig	*1.071,2*	*424,3*
Bis zu 3 Monaten	*10.753,5*	*10.700,4*
Mehr als 3 Monate bis 1 Jahr	*307,5*	*428,6*
Mehr als 1 Jahr bis 5 Jahre	*641,1*	*499,7*
Mehr als 5 Jahre	*483,7*	*713,6*
Verbindlichkeiten gegenüber Kunden	7.979,7	7.384,0
Täglich fällig	*16,2*	*31,9*
Bis zu 3 Monaten	*519,0*	*300,9*
Mehr als 3 Monate bis 1 Jahr	*234,1*	*312,5*
Mehr als 1 Jahr bis 5 Jahre	*1.373,4*	*1.402,7*
Mehr als 5 Jahre	*5.837,0*	*5.336,0*

	Fälligkeit bis 30.6.2008	Fälligkeit 2007
Schuldverschreibungen und andere festverzinsliche Wertpapiere	4.941,5	5.038,0
Begebene Schuldverschreibungen	25.917,5	24.399,3

Börsenfähige und börsennotierte Wertpapiere in T€

	Insgesamt	Börsen-fähig	Börsen-notiert	Nicht börsen-notiert
Schuldverschreibungen und andere festverzinsliche Wertpapiere (BW)	45.441.281,6	45.441.281,6	42.587.039,7	2.854.241,9
Nominalwert	45.952.927,7	45.952.927,7	43.008.818,5	2.944.109,2
Aktien und andere nicht festverzinsliche Wertpapiere (BW)	1.075.673,1	—	—	—
Fondsanteile (Stücke)	13.327.693,0	—	—	—
Beteiligungen (BW)	0,0	—	—	—
Nominalwert	33,2	—	—	—
Anteile an verbundenen Unternehmen (BW)	2.029,9	—	—	—
Nominalwert	927,0	—	—	—

BW = Buchwert

Pensionsgeschäfte
Zum 30. Juni 2007 sind Wertpapiere mit einem Nominalwert von € 2.467 Mio. (Vj. € 875 Mio.) und einem Buchwert von € 2.530 Mio. (Vj. € 887 Mio.) in Pension gegeben worden.

Zur Sicherheit übertragene Vermögensgegenstände
Festverzinsliche Wertpapiere wurden mit einem Kurswert in Höhe von € 5.195 Mio. (Vj. € 6.556 Mio.) und nicht festverzinsliche Wertpapiere (Fondsanteile) mit einem Nominalwert von € 113 Mio. (Vj. € 334 Mio.) verpfändet. Im Pfandkonto bei der Deutschen Bundesbank waren davon Wertpapiere mit einem Kurswert von € 5.173 Mio. (Vj. € 6.534 Mio.) hinterlegt. Diese Sicherheiten wurden für Mittelaufnahmen bei Kreditinstituten verwendet. Des Weiteren wurden Collaterals (Barsicherheiten) in Höhe von € 1.067,5 Mio. (Vj. € 1.890 Mio.) zur Besicherung von Verbindlichkeiten aus Finanztermingeschäften gestellt.

Aktien und andere nicht festverzinsliche Wertpapiere
Neben den in dieser Position dargestellten Fondsanteilen sind hier Anteile in Höhe von € 3,9 Mio. am CBP-Cofonds ausgewiesen. Dieser Fonds dient ausschließlich zur Erfüllung von Verpflichtungen aus der Altersversorgung.

Sonstige Vermögensgegenstände
In den sonstigen Vermögensgegenständen sind im Wesentlichen der Ausgleichsposten aus der Fremdwährungsbewertung der Swaps, drei zur Verhütung von Verlusten übernommene gewerbliche Objekte sowie Steuererstattungsansprüche enthalten.

Anlagevermögen in T€

	Beteiligungen	Anteile an verbundenen Unternehmen	Immaterielle Anlagewerte	Sachanlagen	Anleihen und Schuldverschreibungen
Anschaffungs-/Herstellungskosten					
Vortrag zum 1.1.2007	0,0	2.029,9	1.513,5	78.089,1	3.811.862,1
Zugänge im 1. Halbjahr 2007	—	—	438,0	507,6	849.081,2
Abgänge im 1. Halbjahr 2007	—	—	—	957,7	1.369.724,8
Abschreibungen kumuliert	—	—	383,2	30.516,7	34.364,9
Buchwert zum 30.6.2007	0,0	2.029,9	1.568,3	47.122,3	3.256.853,6
Buchwert zum 31.12.2006	0,0	2.029,9	1.201,8	48.567,5	3.785.228,6
Abschreibungen im 1. Halbjahr 2007	—	—	71,5	995,1	8.070,4

Der Börsenwert der Anleihen und Schuldverschreibungen im Anlagevermögen beträgt € 3.222,8 Mio.

Rechnungsabgrenzungsposten aus dem Emissions- und Darlehensgeschäft in Mio. €

	30.6.2007	31.12.2006
Aktivseite		
Agio aus Forderungen	227,9	247,3
Emissionsdisagio aus Schuldverschreibungen	237,2	275,0
Gesamt	465,2	522,3
Passivseite		
Damnum aus Forderungen	69,2	41,4
Agio aus Schuldverschreibungen	64,7	31,8
Gesamt	133,9	73,2

Andere Verbindlichkeiten gegenüber Kreditinstituten
In dieser Position sind Offenmarktgeschäfte in Höhe von € 4,1 Mrd. (Vj. € 6,1 Mrd.) enthalten. Das Nominalvolumen der bei der Deutschen Bundesbank im Pfandkonto hinterlegten Wertpapiere betrug € 5,2 Mrd. (Vj. € 6,5 Mrd.). Die Position enthält weiterhin vornehmlich Termingeldaufnahmen, aufgenommene Darlehen sowie anteilige und fällige Zinsen aus Swap-Geschäften.

Sonstige Verbindlichkeiten
Die sonstigen Verbindlichkeiten enthalten im Wesentlichen anteilige und fällige Zinsen aus nachrangigen Verbindlichkeiten und aus Genussrechtskapital sowie den Ausgleichsposten aus der Fremdwährungsbewertung der Swaps.

Nachrangige Verbindlichkeiten/Genussrechtskapital

Die nachrangigen Verbindlichkeiten sind im Falle der Insolvenz oder der Liquidation der Bank erst nach Befriedigung aller nicht nachrangigen Gläubiger zurückzuzahlen. Eine vorzeitige Rückzahlung ist ausgeschlossen. Die Summe der Zins- und Disagioaufwendungen aller nachrangigen Darlehen beträgt € 10,2 Mio. (Vj. € 8,2 Mio.).
Die einzelnen nachrangigen Darlehen bleiben unterhalb der 10%-Grenze des Gesamtausweises.

Im Genussrechtskapital hat sich gegenüber dem 31. Dezember 2006 keine Änderung ergeben.

Gezeichnetes Kapital/genehmigtes Kapital

In der ordentlichen Hauptversammlung vom 21. März 2007 wurde eine Kapitalerhöhung aus Gesellschaftsmitteln um € 48,0 Mio. zu 100 % beschlossen und anschließend durchgeführt. Danach beträgt das gezeichnete Kapital € 412,0 Mio.
Das Grundkapital von € 412,0 Mio. ist eingeteilt in 412.000.000 auf den Namen lautende Aktien zu je € 1. Das Kapital ist voll eingezahlt.

In der Hauptversammlung vom 17. März 2005 ist der Vorstand ermächtigt worden, das Grundkapital bis zum 16. März 2010 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer Aktien gegen Bareinlagen einmalig oder mehrfach, jedoch insgesamt höchstens um einen Nennbetrag von € 100,0 Mio. zu erhöhen. Von dieser Ermächtigung wurde bisher kein Gebrauch gemacht; an genehmigtem Kapital verbleiben € 100,0 Mio.

Gewinnrücklagen

Durch Beschluss der Hauptversammlung vom 21. März 2007 wurde den Gewinnrücklagen zunächst ein Betrag in Höhe von € 96,8 Mio. zugeführt. € 48,0 Mio. wurden zur Durchführung der Kapitalerhöhung aus Gesellschaftsmitteln den „anderen Gewinnrücklagen" entnommen und dem gezeichneten Kapital zugeführt. Danach betragen die anderen Gewinnrücklagen € 93,9 Mio.

Eventualverbindlichkeiten

Der Posten Eventualverbindlichkeiten enthält im Wesentlichen 90 Credit Default Swaps mit einem Nominalwert von insgesamt € 3,0 Mrd.

Andere Verpflichtungen in Mio. €

	30.6.2007	31.12.2006
Die unwiderruflichen Kreditzusagen betragen:		
Hypothekendarlehen	363,7	408,1
Kommunalkredite	183,9	0,6
Gesamt	547,6	408,7

Personalaufwand
Für das erste Halbjahr 2007 beträgt der Personalaufwand bei gestiegener Mitarbeiterzahl € 10,0 Mio. Darin enthalten ist auch die Passivierung einer Verbindlichkeit für das Ausscheiden von Vorstandsmitgliedern.

Andere Verwaltungsaufwendungen
Die anderen Verwaltungsaufwendungen betragen € 11,9 Mio. Hierin enthalten sind die im Berichtszeitraum als Aufwand erfassten Honorare an den Abschlussprüfer:

T€	30.6.2007
a) die Abschlussprüfung	578
b) sonstige Bestätigungs- oder Bewertungsleistungen	36
c) Steuerberatungsleistungen	88
d) sonstige Leistungen	66
Gesamt	768

Sonstige betriebliche Erträge und Aufwendungen
In den sonstigen betrieblichen Erträgen sind im Wesentlichen Mieterträge, Auflösungen von Rückstellungen sowie Erträge aus abgeschlossenen Dienstleistungsverträgen enthalten. Die sonstigen betrieblichen Aufwendungen enthalten im Wesentlichen die umlagefähigen Nebenkosten unserer Mieter, laufende Instandhaltungen an unseren Gebäuden sowie Kosten aus der Übernahme von Mietgarantien.

Deckungsrechnung öffentliche Pfandbriefe in T€

	30.6.2007	31.12.2006
Forderungen an Kreditinstitute		
– *Kommunalkredite*	10.525.363	9.737.660
Forderungen an Kunden		
– *Hypothekendarlehen (öffentlich verbürgte)*	13.367	13.858
– *Kommunalkredite*	21.671.001	22.453.255
Schuldverschreibungen und andere festverzinsliche Wertpapiere (Buchwert T€ 40.970.003)	40.708.937	44.137.361
Deckungswerte insgesamt	72.918.668	76.342.134
Summe der deckungspflichtigen öffentlichen Pfandbriefe	70.720.913	74.259.809
Überdeckung	2.197.755	2.082.325

Deckungsrechnung Hypothekenpfandbriefe in T€

	30.6.2007	31.12.2006
Forderungen an Kunden		
– *Hypothekendarlehen*	4.368.118	4.391.541
Sachanlagen (Grundschulden auf bankeigenen Grundstücken)	17.486	17.486
Schuldverschreibungen und andere festverzinsliche Wertpapiere (Buchwert T€ 829.287)	817.669	417.258
Deckungswerte insgesamt	5.203.273	4.826.285
Summe der deckungspflichtigen Hypothekenpfandbriefe	4.617.009	4.582.176
Überdeckung	586.264	244.109

Zinsrückstände auf zur Deckung von Hypothekenpfandbriefen verwendete Forderungen

Die Zinsrückstände betragen T€ 133,1 für den wohnwirtschaftlichen Bereich und T€ 0,4 für den gewerblichen Bereich.

Anhängige Zwangsmaßnahmen

	Zwangsversteigerungen		Zwangsverwaltungen		Zwangsversteigerungen und Zwangsverwaltungen		Anzahl der Fälle insgesamt		Durchgeführte Zwangsversteigerungen	
	30.6. 2007	31.12. 2006	30.6. 2007	31.12. 2006	30.6. 2007	31.12. 2006	30.6. 2007	31.12. 2006	30.6. 2007	31.12. 2006
Wohnzwecken dienende Objekte	132	131	12	19	11	17	155	167	33	35
Gewerblich genutzte Objekte	7	13	6	12	4	10	17	35	3	6
Gesamt	139	144	18	31	15	27	172	202	36	41

Objekte, die Zwangsversteigerungs- und Zwangsverwaltungsmaßnahmen unterliegen, wurden dem Deckungsstock entnommen.
Im 1. Halbjahr wurde kein Grundstück zur Verhütung von Verlusten von der Bank übernommen.

Rückzahlungen auf Hypothekendarlehen in Deckung in Mio. €

	Gewerblich		Wohnwirtschaftlich	
	30.6.2007	31.12.2006	30.6.2007	31.12.2006
Im Geschäftsjahr erfolgte Rückzahlungen:				
Durch Amortisation	6,7	11,0	34,2	66,5
In anderer Weise	113,8	98,4	74,2	175,0
Gesamt	120,5	109,4	108,4	241,5

Angaben gemäß § 28 Pfandbriefgesetz

Angaben gemäß § 28 Pfandbriefgesetz werden auf unserer Website www.essenhyp.de veröffentlicht.

Finanzderivate in Mio. €

	Nominalbetrag				Marktwert		
	Restlaufzeit						
Zinsbezogene Geschäfte:	<= 1 Jahr	1–5 Jahre	> 5 Jahre	Summe	positiv	negativ	Summe
Zins-Swaps (gleiche Währung)	75.691	67.964	64.393	208.048	2.552	–3.388	–836
Zinsoptionen – Verkäufe	312	1.316	4.430	6.058	75	–354	–279
Sonstige Zinskontrakte	51	100	—	151	6	–7	–1
Kreditderivate	400	260	2.708	3.368	4	–1	3
Währungsbezogene Geschäfte:							
Währungs-Swaps	1.085	4.839	4.628	10.552	448	–500	–52
Gesamt	77.539	74.479	76.159	228.177	3.085	–4.250	–1.165
Gesamt Vorjahr	37.273	94.738	83.089	215.100	1.773	–4.485	–2.712

Mit Derivaten werden Zins- und Marktpreisschwankungen sowie Währungs- und Bonitätsrisiken abgesichert. Handelsgeschäfte mit derivativen Produkten wurden im Handelsbuch getätigt. Den negativen Marktwerten aus den Derivaten steht insgesamt ein positiver Marktwert aller zinstragenden Geschäfte gegenüber.

Sämtliche Derivate wurden mit OECD-Banken abgeschlossen.

Das Kreditäquivalent (Adressenausfallrisiko) nach der Marktbewertungsmethode gemäß den Vorschriften des Grundsatzes I beträgt € 1.020,3 Mio. (Vj. € 992,7 Mio.). Hierbei werden zunächst die positiven Marktwerte unter Berücksichtigung von Kontrahenten-Nettingvereinbarungen ermittelt. Dem hinzugerechnet werden die auf Kontrahentenbasis ermittelten Zuschläge.

Fremdwährungsvolumina in Mio. €

	30.6.2007	31.12.2006
Vermögensgegenstände	6.287,8	5.201,8
Verbindlichkeiten	4.655,6	4.537,7

Im Wesentlichen sind die Fremdwährungsvolumina durch entsprechende Kurssicherungsgeschäfte gegen Währungsschwankungen abgesichert.

Durchschnittliche Mitarbeiterzahl

	Tariflich		Außertariflich	
	1. Halbjahr 2007	2006	1. Halbjahr 2007	2006
Angestellte	86	90	62	53
Auszubildende	15	16	—	—
Teilzeitbeschäftigte	9	9	2	2
Gesamt	110	115	64	55

Im Jahresdurchschnitt waren 174 (Vj. 170) Mitarbeiter/-innen beschäftigt.

Corporate Governance Kodex – Entsprechenserklärung
Vorstand und Aufsichtsrat der Hypothekenbank in Essen AG haben eine Entsprechenserklärung abgegeben, die im Internet unter www.essenhyp.com zugänglich gemacht worden ist.

Verpflichtungen gegenüber verbundenen Unternehmen
Mit unserer Tochtergesellschaft TIGNATO Beteiligungsgesellschaft mbH & Co. KölnTurm MediaPark KG, Essen, haben wir eine Vereinbarung über einen Rangrücktritt bezüglich eines Teils des von uns gewährten Darlehens abgeschlossen.
Gegenüber unserer Tochtergesellschaft Grundbesitzgesellschaft Berlin Rungestraße 22–24 mbH, Essen, haben wir eine Patronatserklärung abgegeben.

Sonstige finanzielle Verpflichtungen
Die Verpflichtungen aus Dienstleistungs-, Miet- und Lizenzverträgen belaufen sich in den nächsten drei Jahren auf ca. € 8,1 Mio. (Vj. € 8,0 Mio.) pro Jahr.

Konzernzwischenabschluss
Die Commerzbank Aktiengesellschaft, Frankfurt am Main, ist zu mehr als 50 % an unserer Gesellschaft beteiligt.
Die Hypothekenbank in Essen AG wird in den Konzernzwischenabschluss der Commerzbank AG einbezogen. Dieser wird auf der Grundlage der verabschiedeten und veröffentlichten International Accounting Standards (IAS) bzw. International Financial Reporting Standards (IFRS) aufgestellt. Unsere Tochtergesellschaften werden bis auf die TIGNATO Beteiligungsgesellschaft mbH & Co. KölnTurm MediaPark KG, Essen, nicht als Tochterunternehmen in den Konzernzwischenabschluss der Commerzbank AG einbezogen.

Mandate in Aufsichtsräten und anderen Kontrollgremien
Hubert Schulte-Kemper
- LEG Landesentwicklungsgesellschaft NRW GmbH, Düsseldorf

Wolfgang Groth
- EUROHYPO Europäische Hypothekenbank S. A., Luxemburg

Aufsichtsrat

MICHAEL REUTHER
Vorsitzender *(ab 21. März 2007)*
Mitglied des Vorstands der Commerzbank AG

DR. ERIC STRUTZ
Vorsitzender *(bis 21. März 2007)*
Mitglied des Vorstands der Commerzbank AG

DIPL.-OEC. BERTA SCHUPPLI
Stellvertretende Vorsitzende

WOLFGANG HARTMANN
Mitglied des Vorstands der Commerzbank AG

ERICH LABS
Bankangestellter

KURT MÜLLER
Immobiliengutachter

Vorstand

HUBERT SCHULTE-KEMPER
Vorsitzender

BURKHARD DALLOSCH

MICHAEL FRÖHNER
(bis 31. März 2007)

WOLFGANG GROTH
(ab 1. April 2007)

Versicherung der gesetzlichen Vertreter

„Nach bestem Wissen versichern wir, dass gemäß den anzuwendenden Rechnungslegungsgrundsätzen für die Zwischenberichterstattung der verkürzte Zwischenabschluss ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Bank vermittelt und im Zwischenlagebericht der Geschäftsverlauf einschließlich des Geschäftsergebnisses und die Lage der Bank so dargestellt sind, dass ein den tatsächlichen Verhältnissen entsprechendes Bild vermittelt wird, sowie die wesentlichen Chancen und Risiken der voraussichtlichen Entwicklung der Bank im verbleibenden Geschäftsjahr beschrieben sind."

Essen, den 10. August 2007
Hypothekenbank in Essen Aktiengesellschaft

Der Vorstand

Schulte-Kemper Dallosch Groth

Bescheinigung nach prüferischer Durchsicht
An die Hypothekenbank in Essen Aktiengesellschaft, Essen

Wir haben den verkürzten Zwischenabschluss – bestehend aus verkürzter Bilanz, verkürzter Gewinn- und Verlustrechnung sowie verkürztem Anhang – und den Zwischenlagebericht der Hypothekenbank in Essen Aktiengesellschaft, Essen, für den Zeitraum vom 1. Januar bis 30. Juni 2007, die Bestandteile des Halbjahresfinanzberichts nach § 37w WpHG sind, einer prüferischen Durchsicht unterzogen. Die Aufstellung des verkürzten Zwischenabschlusses nach den deutschen handelsrechtlichen Vorschriften und des Zwischenlageberichts nach den für Zwischenlageberichte anwendbaren Vorschriften des WpHG liegt in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, eine Bescheinigung zu dem verkürzten Zwischenabschluss und dem Zwischenlagebericht auf der Grundlage unserer prüferischen Durchsicht abzugeben.
Wir haben die prüferische Durchsicht des verkürzten Zwischenabschlusses und des Zwischenlageberichts unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze für die prüferische Durchsicht von Abschlüssen vorgenommen. Danach ist die prüferische Durchsicht so zu planen und durchzuführen, dass wir bei kritischer Würdigung mit einer gewissen Sicherheit ausschließen können, dass der verkürzte Zwischenabschluss in wesentlichen Belangen nicht in Übereinstimmung mit den deutschen handelsrechtlichen Vorschriften und der Zwischenlagebericht in wesentlichen Belangen nicht in Übereinstimmung mit den für Zwischenlageberichte anwendbaren Vorschriften des WpHG aufgestellt worden sind. Eine prüferische Durchsicht beschränkt sich in erster Linie auf Befragungen von Mitarbeitern der Gesellschaft und auf analytische Beurteilungen und bietet deshalb nicht die durch eine Abschlussprüfung erreichbare Sicherheit. Da wir auftragsgemäß keine Abschlussprüfung vorgenommen haben, können wir einen Bestätigungsvermerk nicht erteilen.
Auf der Grundlage unserer prüferischen Durchsicht sind uns keine Sachverhalte bekannt geworden, die uns zu der Annahme veranlassen, dass der verkürzte Zwischenabschluss in wesentlichen Belangen nicht in Übereinstimmung mit den deutschen handelsrechtlichen Vorschriften oder dass der Zwischenlagebericht in wesentlichen Belangen nicht in Übereinstimmung mit den für Zwischenlageberichte anwendbaren Vorschriften des WpHG aufgestellt worden ist.

Düsseldorf, den 14. August 2007

PricewaterhouseCoopers Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

ppa.

Busch
Wirtschaftsprüfer

ppa. Meteling
Wirtschaftsprüfer

Zentrale

ESSEN
Gildehofstraße 1
45127 Essen
Postfach 10 18 61
45018 Essen
Tel.: 02 01/81 35-0
Fax: 02 01/81 35-2 00
Internet: www.essenhyp.com
E-Mail: info@essenhyp.com
Eingetragen unter HRB Essen Nr. 7083

Geschäftsstellen

BERLIN
Jägerstraße 58
10117 Berlin
Tel.: 0 30/81 45 07-10
Fax: 0 30/81 45 07-29
E-Mail: berlin@essenhyp.com

FRANKFURT AM MAIN
Westendstraße 19
60325 Frankfurt
Tel.: 0 69/17 20 65
E-Mail: frankfurt@essenhyp.com

HAMBURG
Fleethof – Stadthausbrücke 1
20355 Hamburg
Tel.: 0 40/32 52 43-00
Fax: 0 40/32 52 43-29
E-Mail: hamburg@essenhyp.com

MÜNCHEN
Romanstraße 43
80639 München
Tel.: 0 89/29 16 17-52
Fax: 0 89/29 16 17-54
E-Mail: muenchen@essenhyp.com

Repräsentanzen

BRÜSSEL
Rue de l'Amazone 2
Amazonestraat 2
1050 Brüssel
Belgien
Tel.: 00 32/2/5 34 95 95
Fax: 00 32/2/5 34 96 96
E-Mail: bruessel@essenhyp.com

LONDON
6th Floor
60 Gracechurch Street
London EC3V 0HR
Großbritannien
Tel.: 00 44/20/72 83 31 42
Fax: 00 44/20/72 83 26 49
E-Mail: london@essenhyp.com

NEW YORK
845 Third Avenue
6th Floor, Suite 632
New York, NY 10022
USA
Tel.: 001/646/290 5132
Fax: 001/646/290 5001
E-Mail: newyork@essenhyp.com

PARIS
9, avenue de Friedland
75008 Paris
Frankreich
Tel.: 00 33/1/42 25 25 30
Fax: 00 33/1/42 25 25 39
E-Mail: paris@essenhyp.com

Impressum

Herausgeber	Hypothekenbank in Essen AG, Essen
Gestaltung	vE&K Werbeagentur GmbH & Co. KG, Herthastraße 7, Essen
Druck u. Verarbeitung	Buersche Druckerei Neufang KG, Gelsenkirchen

Der Halbjahresfinanzbericht liegt auch in englischer Sprache vor.

www.essenhyp.com

HYPOTHEKENBANK IN ESSEN AG

Gildehofstraße 1 | 45127 Essen
Tel.: 02 01/81 35-0 | Fax: 02 01/81 35-200
info@essenhyp.com

» www.essenhyp.de
Search: go

Home

Investor Relations

Credit Research

Bonds & Notes

Financial Reports

International Real Estate Finance

Company

Info Pool / Press

Contact



Half-year Financial Report

Essen Hyp published its Half-year Financial Report as of June 30, 2007 **» more**

Press Release of Hypothekenbank in Essen AG as of August 14, 2007 "Interim Report of Hypothekenbank in Essen AG as of June 30, 2007" **» more**



Annual Report 2006

» more

▷ Press Release of Hypothekenbank in Essen AG on the 2006 Annual Accounts

▷ Impressions of our Annual Reception on March 21, 2007

International Real Estate Finance: Europe and North America



Whether office buildings or shopping malls - real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Aug 2007

Sec 28 PfandBG
Last update: June 2007
» more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

complex real estate business.
» more

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

Home
Investor Relations
Ratings and Analyses
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
Contact

» www.essenhyp.de
Search: go

Investor Relations

Essen Hyp: Key competence in capital market business

The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the bank gives long-term mortgage loans to finance both commercial property and private housing.

Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.

Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Aug 2007

Sec 28 PfandBG
Last update: June 2007
» more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

ESSEN HYP

» www.essenhyp.de

Home
Investor Relations
» Ratings and Analyses
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
Contact

Investor Relations

Ratings and Analyses (as of: June 13, 2007)

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aa1 *	AAA
Long-term counterparty rating	A- (outlook stable)	A1 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A-	A1	not rated
- Subordinated Debt	BBB+	A2	not rated
Commercial Paper Program	A-2	P-1	not rated
Financial Strength	not rated	C	B/C

* under review for possible upgrade

Rating Reports

Standard & Poor's	**Bank Credit Report as of June 13, 2007**
Moody's	**Credit Opinion as of May 18, 2007** **Rating Action as of May 14, 2007**
Fitch Ratings	**Rating Analysis as of December 19, 2006**

(Acrobat Reader required. **Download Acrobat Reader**)

Back Glossary Print Sitemap Imprint Legal Disclaimer


ESSEN HYP

Home

Investor Relations

Credit Research

Bonds & Notes

Financial Reports

International Real Estate Finance

Company

Info Pool / Press

Contact

Credit Research

Overview

Pfandbrief Act

- Sec. 28 (1) (1-3) PfandBG
- Sec. 28 (2) (1a) PfandBG
- Sec. 28 (2) (1b,c) PfandBG
- Sec. 28 (2) (2) PfandBG
- Sec. 28 (3) (1) PfandBG
- Sec. 28 (3) (2) PfandBG
- Archive

Public-sector Loans

Breakdown of public-sector cover pool
- by rating
- by borrowers and regions
- by countries
- by risk weighting

Cover pool at market value
- Development/ Stress scenario

- Surplus cover

Breakdown of new lending commitments
- by rating
- by borrowers and regions
- by countries
- by risk weighting

Risk Management

- Risk Report (PDF)
- Value at risk
- Worst case scenario
- Grundsatz I

Code of Conduct

- Outline

Non-cover Loans

Breakdown of non-cover loans (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

Breakdown of new lending commitments (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

Mortgage Loans

Breakdown of mortgage portfolio
- Domestic loans by type of property, region and LTV
- Foreign loans by type of property, country and LTV

Cover pool at market value
- Development/ Stress scenario

- Surplus cover

Breakdown of non-cover loans
- Loans with a LTV > 60%

» www.essenhyp.de

Search: go

vdp-Pfandbrief Curve

» more

Credit Research
Last update: Aug 2007

Sec 28 PfandBG
Last update: June 2007
» more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

- **Grundsatz II**

Derivatives

- **Counterparty ratings**
- **Yield curve distribution**

Ratings

- **Overview of ratings**

Breakdown of new lending commitments

- **Domestic loans by type of property, region and LTV**
- **Foreign loans by type of property, country and LTV**

Rated by IFR Crystal Clear

All figures are updated periodically (see **overview of updates**).

Information contained herein is subject to completion and amendment.
It should not be relied upon as a basis for investment decisions.
EssenHyp accepts no liability for any omissions or inaccuracies contained herein!

ESSEN HYP

» www.essenhyp.de

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
Contact

Credit Research

Overview of updates

Subject	Update period	Last update
Pfandbrief Act		
Section 28 (1) (1-3) PfandBG	quarterly	06.2007
Section 28 (2) (1a) PfandBG	quarterly	06.2007
Section 28 (2) (1b,c) PfandBG	quarterly	06.2007
Section 28 (2) (2) PfandBG	quarterly	06.2007
Section 28 (3) (1) PfandBG	quarterly	06.2007
Section 28 (3) (2) PfandBG	quarterly	06.2007
Archive	quarterly	03.2007
Public-sector loans		
Breakdown of public-sector cover pool		
by rating	monthly	08.2007
by borrowers and regions	monthly	08.2007
by countries	monthly	08.2007
by risk weighting	monthly	08.2007
Cover pool at market value		
Development/ Stress scenario	monthly	08.2007
Surplus cover	monthly	08.2007
Breakdown of new lending commitments		
by rating	monthly	08.2007
by borrowers and regions	monthly	08.2007

by countries	monthly	08.2007
by risk weighting	monthly	08.2007
Non-cover Loans		
Breakdown of non-cover loans		
by rating	monthly	08.2007
by borrowers and regions	monthly	08.2007
by countries	monthly	08.2007
by risk weighting	monthly	08.2007
Breakdown of new lending commitments		
by rating	monthly	08.2007
by borrowers and regions	monthly	08.2007
by countries	monthly	08.2007
by risk weighting	monthly	08.2007
Mortgage Loans		
Breakdown of mortgage portfolio		
domestic loans by type of property, region and LTV	quarterly	06.2007
foreign loans by type of property, country and LTV	quarterly	06.2007
Cover pool at market value		
Development/ Stress scenario	monthly	08.2007
Surplus cover	monthly	08.2007
Breakdown of non-cover loans		
Loans with a LTV > 60%	monthly	08.2007
Breakdown of new lending commitments		
domestic loans by type of property,		

region and LTV	quarterly	06.2007
foreign loans by type of property, country and LTV	quarterly	06.2007
Derivatives		
Counterparty ratings	monthly	08.2007
Yield curve distribution	monthly	08.2007
Risk Management		
Value-at-risk	monthly	08.2007
Worst-case scenario	monthly	08.2007
Grundsatz I	monthly	08.2007
Grundsatz II	monthly	08.2007

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
Contact

» www.essenhyp.de

Pfandbrief Act

Section 28 (1) (1-3) PfandBG

in EUR m

a) Total amount outstanding	Nominal value		Present value		Risk-adjusted present value	
	Jun 30, 2007	Jun 30, 2006	Jun 30, 2007	Jun 30, 2006	Jun 30, 2007	Jun 30, 2006
Mortgage Pfandbriefe	4,617.0	4,917.8	4,478.0	4,872.5	4,320.8	4,724.9
Cover assets	5,203.3	5,367.1	5,197.3	5,625.1	4,993.2	5,293.8
of which: derivatives	-	-	-	-		-
of which: derivatives (%)	-	-	-	-	-	-
of which: additional cover*	817.7	932.3	809.1	1,113.9	727.6	990.8
of which: further cover assets	-	-	-	-	-	-
deduction: currency scenario	-	-	-	-	21.6	-
Surplus cover	586.3	449.3	719.3	752.6	590.8	568.9

in EUR m

Supplementary to a): Maturity structure (remaining time to maturity)	Jun 30, 2007				Jun 30, 2006			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 years	>1 year <=5 years	>5 years <=10 years	>10 years
Mortgage Pfandbriefe	1,193.6	2,043.8	1,107.6	272.0	1,297.4	2,369.9	1,175.5	75.0
Cover assets	366.3	1,236.4	2,469.4	1,131.2	548.8	908.7	2,739.1	1.170,6
of which: additional cover*	0.7	3.2	4.9	808.9	102.3	45.0	-	785.0

in EUR m

b) Total amount outstanding	**Nominal value**		**Present value**		**Risk-adjusted present value**	
	Jun 30, 2007	**Jun 30, 2006**	**Jun 30, 2007**	**Jun 30, 2006**	**Jun 30, 2007**	**Jun 30, 2006**
Public-sector Pfandbriefe / liabilities derivates	70,721.1	64,800.8	68,660.8	63,727.4	67,014.0	62,118.9
of which: derivatives	16.2	-	16.2	-	27.5	-
of which: derivatives (%)	-	-	-	-	-	-
Cover assets	72,918.7	66,550.5	72,309.8	67,581.6	70,165.0	65,331.1
of which: derivatives	-	-	-	-	-	-
of which: derivatives (%)	-	-	-	-	-	-
of which: additional cover*	6,998.7	3,791.6	6,586.0	3,765.0	6,410.8	3,684.3
of which: further cover assets	-	-	-	-	-	-
deduction: currency scenario	-	-	-	-		
Surplus cover	2,197.6	1,749.7	3,649.0	3,854.2	3,060.7	3,161.5

in EUR m

Supplementary to b): Maturity structure (remaning time to maturity)	**Jun 30, 2007**				**Jun 30, 2006**			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years
Public-sector Pfandbriefe / liabilities derivates	16,822.2	41,329.2	9,378.8	3,190.9	12,135.4	45,577.7	5,522.3	1,565.3
of which: derivatives	-	16.2	-	-	-	-	-	-
Cover assets	16,553.4	26,189.6	20,534.0	9,641.7	9,413.5	27,699.9	22,855.0	6,582.2
of which: additional cover*	-	1,271.5	4,314.3	1,412.9	-	986.6	2,731.3	73.6
of which: further cover assets	-	-	-	-	-	-	-	-

*securities issued by other borrowers

The calculation of the risk-adjusted present value is based on the dynamic approach.

ESSEN HYP

» www.essenhyp.de

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
Contact

Pfandbrief Act

Section 28 (2) (1a) PfandBG

Breakdown of the total amount of mortgage loans serving as cover as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG) by loan size in accordance with **Section 28 (2) (1a)** of the PfandBG. All mortgage loans are stated at their nominal value. This overview is updated quarterly.

in EUR m

	Jun 30, 2007	**Jun 30, 2006**
<= € 300,000	3,395.2	3,198.6
> € 300,000 - € 5,000,000	365.5	388.5
> € 5,000,000	624.9	847.7
Total amount	**4,385.6**	**4,434.8**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
Contact

» www.essenhyp.de

Pfandbrief Act

Section 28 (2) (1b and c) PfandBG

Breakdown of mortgage loans serving as cover by countries in which the properties are located and by types of use

in EUR m

	Mortgage loans serving as cover			
	Jun 30, 2007		Jun 30, 2006	
	Commercial	**Residential**	**Commercial**	**Residential**
Germany				
Condominiums	-	681.2	-	644.4
Detached and semi-detached houses	-	2,594.4	-	2,439.5
Apartment buildings	-	342.7	-	389.3
Office	239.4	-	406.6	-
Retail	245.1	-	246.8	-
Industrial	54.4	-	53.7	-
Other commercial properties	66.8	-	91.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total Germany	**605.7**	**3,618.3**	**798.1**	**3,473,2**

in EUR m

	Mortgage loans serving as cover			
	Jun 30, 2007		Jun 30, 2006	
	Commercial	**Residential**	**Commercial**	**Residential**
England				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0

Apartment buildings	-	0.0	-	0.0
Office	69.6	-	71.7	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total England	**69.6**	**0.0**	**71.7**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	Jun 30, 2007		**Jun 30, 2006**	
	Commercial	**Residential**	**Commercial**	**Residential**
Belgium				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.5	-	0.5
Office	0.0	-	0.0	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total Belgium	**0.0**	**0.5**	**0.0**	**0.5**

in EUR m

	Mortgage loans serving as cover			
	Jun 30, 2007		**Jun 30, 2006**	
	Commercial	**Residential**	**Commercial**	**Residential**
France				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.0	-	0.0

Office	32.1	-	42.2	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	19.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total France	**51.1**	**0.0**	**42.2**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	Jun 30, 2007		**Jun 30, 2006**	
	Commercial	**Residential**	**Commercial**	**Residential**
The Netherlands				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.0	-	0.0
Office	40.4	-	49.1	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total The Netherlands	**40.4**	**0.0**	**49.1**	**0.0**
Total	**766.8**	**3,618.8**	**961.1**	**3,473.7**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

» www.essenhyp.de

Pfandbrief Act

Section 28 (2) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the mortgage loans serving as cover for mortgage Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by countries and updated quarterly **(Section 28 (2) (2) PfandBG).**

in EUR m

Total amount of payments in arrears for more than 90 days	**Jun 30, 2007**	**Jun 30, 2006**
Germany	0,00	0,00
Total	**0,00**	**0,00**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

www.essenhyp.de

Pfandbrief Act

Section 28 (3) (1) PfandBG

Assets serving as cover for the public-sector Pfandbriefe outstanding (in accordance with Section 28 (1) (1) of the German Pfandbrief Act (PfandBG)). The figures are broken down by the countries in which the borrowers are domiciled and show the nominal value of the cover assets broken down by borrower types (in accordance with **Section 28 (3) (1) PfandBG**).

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Austria		
Government	0.0	25.6
Regional authorities	127.4	0.0
Local authorities	0.0	0.0
Other borrowers	1,734.0	1,409.9
Total	**1,861.4**	**1,435.5**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Belgium		
Government	0.0	29.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	115.0	90.0
Total	**115.0**	**119.0**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Canada		

Government	0.0	0.0
Regional authorities	473.3	453.5
Local authorities	0.0	0.0
Other borrowers	424.6	176.2
Total	**897.9**	**629.7**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Cyprus		
Government	99.5	99.5
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**99.5**	**99.5**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Czech Republic		
Government	123.2	238.0
Regional authorities	0.0	0.0
Local authorities	0.0	49.1
Other borrowers	0.0	11.8
Total	**123.2**	**298.9**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Denmark		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	226.5	231.0
Total	**226.5**	**231.0**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Finland		
Government	51.1	346.4
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	84.0	74.0
Total	**135.1**	**420.4**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
France		
Government	2.5	2.5
Regional authorities	0.0	0.0
Local authorities	9.2	12.3
Other borrowers	1,082.5	890.0
Total	**1,094.2**	**904.8**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Germany		
Government	4,732.3	1,906.9
Regional authorities	26,973.1	27,612.2
Local authorities	2,865.6	2,467.1
Other borrowers	18,253.4	19,221.4
Total	**52,824.4**	**51,207.6**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Great Britain		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	201.5	40.5
Other borrowers	824.6	438.5

Total	**1,026.1**	**479.0**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Greece		
Government	792.5	677.5
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	35.0	35.0
Total	**827.5**	**712.5**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Hungary		
Government	219.6	546.4
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	50.0	50.0
Total	**269.6**	**596.4**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Iceland		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	219,5	189,2
Total	**219,5**	**189.2**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Ireland		
Government	0.0	0.0

Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	221.7	165.0
Total	**221.7**	**165.0**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Italy		
Government	1,666.6	86.0
Regional authorities	808.5	814.3
Local authorities	290.9	223.6
Other borrowers	87.8	175.0
Total	**2,853.8**	**1,298.9**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Japan		
Government	0.0	0.0
Regional authorities	87.0	87.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**87.0**	**87.0**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Latvia		
Government	0.0	45.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**0.0**	**45.0**

Assets serving as cover in EUR m

	Jun 30, 2007	Jun 30, 2006
Lithunia		
Government	0.0	39.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**0.0**	**39.0**

Assets serving as cover in EUR m

	Jun 30, 2007	Jun 30, 2006
Luxembourg		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	201.2	144.5
Total	**201.2**	**144.5**

Assets serving as cover in EUR m

	Jun 30, 2007	Jun 30, 2006
Norway		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	155.0	95.0
Total	**155.0**	**95.0**

Assets serving as cover in EUR m

	Jun 30, 2007	Jun 30, 2006
Poland		
Government	515.3	459.4
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**515.3**	459.4

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Portugal		
Government	980.0	905.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**980.0**	**905.0**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Slovak Republic		
Government	212.5	297.5
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**212.5**	**297.5**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Slovenia		
Government	142.9	54.1
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**142.9**	**54.1**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Spain		
Government	0.0	0.0
Regional authorities	1,849.8	1,950.6

Local authorities	10.0	0.0
Other borrowers	2,504.5	1,423.2
Total	**4,364.3**	**3,373.8**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Sweden		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	305.4	212.2
Other borrowers	0.0	0.0
Total	**305.4**	**212.2**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Switzerland		
Government	0.0	0.0
Regional authorities	314.1	216.9
Local authorities	82.2	23.0
Other borrowers	375.3	150.0
Total	**771.6**	**389.9**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
The Netherlands		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	55.4	3.8
Other borrowers	483.5	467.0
Total	**538.9**	**470.8**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**

United Staates		
Government	0.0	82.6
Regional authorities	342.6	276.9
Local authorities	767.9	505.3
Other borrowers	682.9	325.2
Total	**1,793.4**	**1,189.9**

	Assets serving as cover in EUR m	
	Jun 30, 2007	**Jun 30, 2006**
Others		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	55.8	0.0
Total	**55.8**	**0.0**
Total amount	**72,918.7**	**66.550.5**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

Pfandbrief Act

Section 28 (3) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the public-sector loans serving as cover for public-sector Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by regions and updated quarterly **(Section 28 (3) (2) PfandBG).**

Total amount of payments in arrears for more than 90 days in EUR m

	Jun 30, 2007	**Jun 30, 2006**
Country		
Government	0,00	0,00
Regional authorities	0,00	0,00
Local authorities	0,00	0,00
Other borrowers	0,00	0,00
Total	**0,00**	**0,00**

Pfandbrief Act

Archive

This is where we file the quarterly information which we publish in accordance with Section 28 of the German Pfandbrief Act (PfandBG). Accordingly, investors can compare the current data to the figures from the previous quarters.

March 31, 2007
- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**

December 31, 2006
- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**

September 30, 2006
- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

Home

Investor Relations

Credit Research

Bonds & Notes

Financial Reports

International Real Estate Finance

Company

Info Pool / Press

Contact

» www.essenhyp.de

Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch 31.08.2007

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	24,268	35.17
AA+ / Aa1 / AA+	5,295	7.67
AA / Aa2 / AA	4,962	7.19
AA- / Aa3 / AA-	13,358	19.36
A+ / A1 / A+	5,125	7.42
A / A2/ A	2,860	4.14
A- / A3 / A-	969	1.40
BBB+ / Baa1 / BBB+	512	0.74
BBB / Baa2 / BBB	92	0.13
Without rating *	11,585	16.78
Total	**69,026**	**100.00**

*** - Without rating**	**in Euro m**	**in %**
Public-sector banks and saving banks	5,875	8.51
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,816	6.98

Loans within the EU (public-sector banks, EU member states,

regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	631	0.91
Others	263	0.38
Total	**11,585**	**16.78**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 69,026 m

Information as permitted by banking confidentiality. 31.08.2007

Please click on the different parts of the pie chart for further information.


Foreign territorial authorities and institutions governed by public law
27.35%
Credit institutions governed by public law and savings banks
12.92%
7.19%
Public-sector credit institutions with special tasks (risk weighting of 0)
10.67%
41.87%
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities

by borrowers	in Euro m	in %
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)	28,903	41.87
Towns and municipalities, municipal special purpose associations,		

non-profit organizations and loans guaranteed by municipal authorities	4,961	7.19
Public-sector credit institutions with special tasks (risk weighting of 0)	7,365	10.67
Credit institutions governed by public law and savings banks	8,921	12.92
Foreign territorial authorities and institutions governed by public law	18,876	27.35
Total	**69,026**	**100.00**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

» www.essenhyp.de

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
Contact

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 69,026 m

Information as permitted by banking confidentiality.	31.08.2007
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	**in Euro m**
Federal Government of Germany	1,231
Federal Government's Special Fund	1,171
Laender (individual German Federal States)	26,501
Total	**28,903**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 69,026 m

Information as permitted by banking confidentiality.	31.08.2007
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	**in Euro m**
Baden-Wuerttemberg	280
Bavaria	195
Berlin	0
Brandenburg	0
Bremen	106
Hamburg	537
Hesse	321
Lower Saxony	888
Mecklenburg-Western Pomerania	25
North Rhine-Westphalia	1,678
Rhineland-Palatinate	160
Saarland	82
Saxony	9
Saxony-Anhalt	1
Schleswig-Holstein	649
Thuringia	30
Total	**4,961**

ESSEN HYP

» www.essenhyp.de

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
Contact

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 69,026 m

Information as permitted by banking confidentiality.	31.08.2007
Public-sector credit institutions with special tasks (risk weighting of 0)	**in Euro m**
special public sector banks (solva 0)	7,365
Total	**7,365**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

» www.essenhyp.de

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
Contact

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 69,026 m

Information as permitted by banking confidentiality.	31.08.2007
Credit institutions governed by public law and savings banks	**in Euro m**
Public-sector banks/ financial institution	4,138
Savings banks in	**in Euro m**
Baden-Wuerttemberg	1,069
Bavaria	55
Bremen	35
Hamburg	105
Hesse	217
Lower Saxony	507
Mecklenburg-Western Pomerania	55
North Rhine-Westphalia	2,211
Rhineland-Palatinate	101
Saarland	0
Saxony	25
Schleswig-Holstein	390
Mortgage loans guaranteed by the public-sector	13
Total	**8,921**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

» www.essenhyp.de

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 69,026 m

Information as permitted by banking confidentiality.	31.08.2007
Loans within EU	**in Euro m**
Public-sector banks in EU member states	5,911
EU member states	3,544
EU regional governments	2,754
EU member states, cities and municipalities	872
Loans guaranteed by EU member states	1,198
EU institutions	81
Subtotal	**14,360**
Other Foreign Loans	**in Euro m**
Public-sector banks	1,504
States	219
Regional governments	1,225
cities and municipalities	1,098
Loans guaranteed by foreign states	470
Subtotal	4,516
Total	**18,876**

ESSEN HYP

» www.essenhyp.de

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
Contact

Public-sector loans

Breakdown of cover pool by countries

		31.08.2007
by countries	**in Euro m**	**in %**
Austria	1,859	2.69
Belgium	115	0.17
Canada	906	1.31
Cyprus	100	0.14
Czech Republic	125	0.18
Denmark	272	0.39
Finland	99	0.14
France	1,115	1.62
Germany	50,150	72.66
Great Britain	1,004	1.45
Greece	828	1.20
Hungary	269	0,39
Iceland	218	0.32
Ireland	272	0.39
Italy	1,703	2.47
Latvia	0	0.00
Lithuania	0	0.00
Luxembourg	201	0.29
Norway	193	0.28
Poland	516	0.75
Portugal	980	1.42
Slovak Republic	212	0.31

Slovenia	143	0.21
Spain	3,744	5.43
Sweden	299	0.43
Switzerland	774	1.12
The Netherlands	511	0.74
The United States	2,226	3.22
Others	192	0.28
Total	**69,026**	**100.00**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

» www.essenhyp.de

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
Contact

Public-sector loans

Breakdown of cover pool by risk weighting

31.08.2007

Risk weighting	in Euro m	in %
0%	48,473	70.22
10%	670	0.97
20%	19,883	28.81
100%	0	0.00
Total	**69,026**	**100.00**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer



Public-sector loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (public-sector Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach)		Market value (dynamic approach)	
					Surplus cover in € m in the case of rising yields	Surplus cover in % in the case of rising yields	Surplus cover in € m in the case of falling yields	Surplus c[...] in % in t[...] case of fa[...] yields
31.08.2007	68,807.74	65,364.84	3,442.90	5.27	2,970.09	4.66	3,763.91	5.61
31.07.2007	68,776.54	65,138.57	3,637.97	5.58	3,167.10	4.99	4,065.11	6.08
30.06.2007	72,309.82	68,660.80	3,649.02	5.31	3,060.67	4.57	4,250.65	6.04
31.05.2007	74,202.07	70,467.98	3,734.09	5.30	3,130.11	4.55	4,378.30	6.06
30.04.2007	74,658.88	71,025.80	3,633.08	5.12	3,088.26	4.46	4,236.12	5.81
31.03.2007	75,574.62	71,350.59	4,224.03	5.92	3,694.72	5.31	4,802.82	6.56
28.02.2007	75,841.21	71,655.45	4,185.76	5.84	3,511.98	5.03	4,933.20	6.70
31.01.2007	76,499.57	72,813.67	3,685.90	5.06	2,947.21	4.15	4,483.12	6.00
31.12.2006	77,318.59	73,086.08	4,232.51	5.79	3,578.37	5.02	4,910.79	6.54
30.11.2006	76,996.74	72,519.08	4,477.66	6.17	3,649.22	5.16	5,398.60	7.25
31.10.2006	75,323.29	71,282.12	4,041.17	5.67	3,053.33	4.39	5,246.35	7.18
30.09.2006	72,575.12	67,724.77	4,850.35	7.16	3,798.24	5.75	6,130.16	8.82

ESSEN HYP

» www.essenhyp.de

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
Contact

Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
31/08/2007	66,934.00	69,026.33	2,092.33	3.10	135.20	0.20	3.30
31/07/2007	67,010.28	69,184.24	2,173.96	3.20	265.30	0.40	3.60
30/06/2007	70,720.91	72,918.70	2,197.79	3.10	905,80	1.30	4.40
31/05/2007	72,307.15	74,433.62	2,126.47	2.90	423.00	0.6	3.50
30/04/2007	72,921.37	74,773.94	1,852.57	2.50	755.30	1.0	3.50
31/03/2007	72,717.31	75,174.61	2,457.30	3.40	300.90	0.40	3.80
28/02/2007	73,061.94	75,185.79	2,123.85	2.90	279.10	0.4	3.3
31/01/2007	74,397.23	76,062.10	1,664.87	2.2	336.40	0.5	2.7
31/12/2006	74,523.60	76,568.35	2,044.75	2.7	231.30	0.3	3.0
30/11/2006	73,499.78	75,497.78	1,998.00	2.70	390.20	0.50	3.70
31/10/2006	72,075.49	73,652.55	1,577.06	2.2	833.20	1.20	3.4
30/09/2006	68,536.00	70,929.00	2,393.0	3.5	804.30	1.2	4.7

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch 31.08.2007

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	7,116	37.34
AA+ / Aa1 / AA+	1,356	7.12
AA / Aa2 / AA	1,630	8,55
AA- / Aa3 / AA-	3,472	18.22
A+ / A1 / A+	1,390	7.29
A / A2/ A	1,387	7.28
A- / A3 / A-	557	2.92
BBB+ / Baa1 / BBB+	0	0.00
BBB / Baa2 / BBB	0	0.00
Without rating *	2,149	11.28
Total	**19,057**	**100.00**

*** - Without rating**	**in Euro m**	**in %**
Public-sector banks and saving banks	606	3.18
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	1,438	7.55
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	105	0.55
Others	0	0.00

Total	**2,149**	**11.28**

ESSEN HYP

» www.essenhyp.de

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
Contact

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.

31.08.2007

Please click on the different parts of the pie chart for further information.


Credit institutions governed by public law and savings banks
2.02%
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
7.74%
42.93%
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)
33.17%
Foreign territorial authorities and institutions governed by public law
Public-sector credit institutions with special tasks (risk weighting of 0)
14.14%

by borrowers	in Euro m	in %
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	8,182	42.93
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	1,475	7.74

Public-sector credit institutions with special tasks (risk weighting of 0)	2,695	14.14
Credit institutions governed by public law and savings banks	384	2.02
Foreign territorial authorities and institutions governed by public law	6,321	33.17
Total	**19,057**	**100.00**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.08.2007
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	**in Euro m**
Federal Government of Germany	404
Federal Government's Special Fund	0
Laender (individual German Federal States)	7,778
Total	**8,182**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.08.2007
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	**in Euro m**
Baden-Wuerttemberg	72
Bavaria	29
Berlin	0
Brandenburg	0
Bremen	2
Hamburg	103
Hesse	163
Lower Saxony	43
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	684
Rhineland-Palatinate	61
Saarland	17
Saxony	8
Saxony-Anhalt	0
Schleswig-Holstein	263
Thuringia	30
Total	**1,475**

ESSEN HYP

» www.essenhyp.de

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
Contact

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.08.2007
Public-sector credit institutions with special tasks (risk weighting of 0)	**in Euro m**
special public sector banks (solva 0)	2,695
Total	**2,695**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

» www.essenhyp.de

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
Contact

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality. 31.08.2007

Credit institutions governed by public law and savings banks	**in Euro m**
Public-sector banks and Private banks/ financial institution	194

Savings banks in	**in Euro m**
Baden-Wuerttemberg	0
Bremen	0
Bavaria	0
Hamburg	0
Hesse	0
Lower Saxony	0
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	130
Rhineland-Palatinate	0
Saxony	25
Schleswig-Holstein	35
Total	**384**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.08.2007
Loans within EU	**in Euro m**
Public-sector banks in EU member states	3,456
EU member states	367
EU regional governments	143
EU member states, cities and municipalities	62
Loans guaranteed by EU member states	35
EU institutions	0
Subtotal	**4,063**
Other Foreign Loans	**in Euro m**
Public-sector banks	1,210
States	365
Regional governments	218
Foreign member states, cities and municipalities	414
Loans guaranteed by foreign states	51
Subtotal	2,258
Total	**6,321**

Public-sector loans - Breakdown of new lending commitments

by countries

		31.08.2007
by countries	**in Euro m**	**in %**
Austria	1,067	5.60
Belgium	75	0.39
Canada	355	1.86
Cyprus	0	0.00
Czech Republic	0	0.00
Denmark	241	1.26
Estonia	0	0.00
Finland	20	0.10
France	55	0.29
Great Britain	224	1.18
Germany	12,736	66.84
Greece	28	0.15
Hungary	0	0.00
Iceland	50	0.26
Ireland	332	1.74
Italy	684	3.59
Latvia	0	0.00
Lithuania	0	0.00
Luxembourg	0	0.00
Norway	135	0.71
Poland	60	0.31
Portugal	0	0.00

Slovak Republic	0	0.00
Slovenia	0	0.00
Spain	1,023	5.37
Sweden	40	0.21
Switzerland	378	1.98
The Netherlands	213	1.12
The United States	1,233	6.47
Others	108	0.57
Total	**19,057**	**100.00**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer


ESSEN HYP

» www.essenhyp.de

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
Contact

Public-sector loans - Breakdown of new lending commitments

by risk weighting

31.08.2007

Risk weighting	in Euro m	in %
0%	13,417	70.40
10%	520	2.73
20%	5,120	26.87
Total	**19,057**	**100.00**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

Risk Report

Fundamental principles

Concept and goals of risk management

Risk is an integral part of all entrepreneurial activity and involves a danger that corporate goals may not be attained due to internal and/or external events or actions or decisions, or that indeed the continuation of the company as a going concern may be jeopardized. Only conscious and target oriented risk management procedures enable Hypothekenbank in Essen AG optimally to attain its overall banking goals. Furthermore, we ensure comprehensive risk management in order to meet the expectations and requirements of our parent company, our investors and capital market partners, rating agencies and the regulatory authorities. We consider risk management to be the entire set of all organizational regulations and measures for the identification of risk and the conscious and target oriented treatment of such risk. A comprehensive system for risk identification, early warning, evaluation (analysis and assessment),

The risk management system at Hypothekenbank in Essen AG


Early warning system
Risk management
Risk controlling
Indicators: e.g. credit business
Within and/or outside the rating system
Measurement and evaluation of the main risks
also diversification effects/portfolio level, e.g. credit risk model
Limitation of individual risks and overall risk
Implementation of measures, e.g. transfer of credit risk
Monitoring and communication of individual risks, overall risk and compliance with the credit risk strategy
Reporting
Suggestions for action
Risk identification
Risk measurement
Risk management
Risk control
active
passive
Risk avoidance
Risk reduction/ limitation
Risk transfer
Risk diversification
Risk underwriting

control and monitoring within the scope of a risk management system is therefore an integral part of Essen Hyp's business processes.

Our risk management system is oriented on the business and credit risk strategy and therefore on the bank's corporate goals and constitutes a supplement to our strategic and operational planning. Its function is, in particular, assuring the bank's existence and its future success.
The concept of risk represents the danger that actual results will be different from those expected. It can therefore be described as a probability distribution in which both positive and negative variances take place around an expected value. A positive variance is described as an opportunity, whereas a negative variance is considered to be a threat.

Risk categories

Market risk. The term market risk generally comprises all risks involving unfavorable developments in the money and capital markets. Such risks result from the fluctuation of market prices (interest rates, foreign currencies) as well as other price affecting parameters (volatilities, credit spreads). Essen Hyp subdivides market risk into general market risk,

Risk categories

Market risk	Credit risk	Liquidity risk	Operational risk	Other risk
• Interest rate risk • Currency risk • Volatility risk • Credit spread risk • Trading book risk	• Default and credit quality risk • Concentration and cluster risk • Country risk • Settlement risk • Advance payment risk • Replacement risk • Performance risk • Cover pool risk	• Market liquidity risk • Funding risk	• Processing risk • System risk • Personnel risk • External event risk • Legal risk • Outsourcing risk	• Business risk • Strategic risk • Reputational risk • Real estate and property risk • Participation and equity holding risk • Risk relating to conditions not in line with the market

which includes interest rate risk, currency risk and volatility risk, and specific market risk, which includes credit spread risk.

Credit risk. Credit risk involves the danger that unexpected losses may result from a full or partial default and/or an increase in the expected default probability of borrowers (deterioration of creditworthiness). While default risk defines the danger that a borrower may not at all or only partially make contractually agreed upon principal or interest payments, credit quality risk is the danger of a deterioration in a borrower's creditworthiness. In addition, credit risk also comprises concentration and cluster risk, country risk and counterparty risk (settlement and advance payment risk as well as replacement and performance risk).

Liquidity risk. Liquidity risk covers the current or future danger of an institution not being able to meet its current or future payment obligations when due, or only to be able to do so while incurring losses. Essen Hyp subdivides liquidity risk into market liquidity risk and funding risk.

Operational risk. Operational risk (Op-Risk) is the danger of incurring losses due to inadequacy or failure of internal processes and systems, human error or external factors. This definition includes legal and outsourcing risk.

Other risk. The "other risk" category includes risk that can be quantified either only with difficulty or else not at all, such as e.g. business risk, strategic risk or real estate and property risk. Essen Hyp is aware of the existence of these types of risk and counters potential losses by instituting a buffer in the bank's risk taking capability calculation.

Risk taking capability, risk limitation and limit system

The central driving force of the risk and return oriented overall bank management of Essen Hyp is the optimal use of its economic capital, which is defined as that amount of capital that, with a certain degree of probability, will have to be advanced within a year to cover unexpected losses from risk affected positions (99.95% confidence level, investment period of one year). Within the scope of the calculation the economic capital is compared to the capital available for covering risk (capital for risk coverage) in order to determine whether in the event of a crisis there would be enough capital available to cover potential losses. Risk taking capability exists when all (essential) risks are covered on an ongoing basis by the risk coverage potential (see graph top right).

The ratio of capital for risk coverage to economic capital over the reporting year is shown in the adjacent graph (bottom right).

Diagram of the risk taking capability calculation


Business risk
Operational risk
Budgeted net income
Credit risk
Revaluation reserve
Market risk
Core capital
Economic capital
Capital for risk coverage

Risk taking capability over the reporting year


%
100
80
60
40
20
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Market risk
Credit risk
Operational risk
Business risk
Capital for risk coverage

Organization of the risk management and controlling functions

Risk management organization

An essential prerequisite for the effectiveness and thus efficacy of the risk management system is a clear and transparent risk management organization. To ensure these qualities, the roles and responsibilities of the participating organizational units and their function within the bank wide risk management and control process are defined so as to prevent potential misunderstandings concerning responsibility or overlaps.

At Essen Hyp, the Board of Managing Directors has the overall responsibility for the management of the risks resulting from the individual activities. In the strategic area, the Board of Managing Directors is supported by the Credit Committee (CC), chaired by the Chief Risk Officer (CRO),

Risk management organization


Risk Committee of the Supervisory Board
Board of Managing Directors
Risk strategy
CRO
Risk controlling
Risk management
CC
ALCO
Market risk
Credit risk
Back office
Front office
Operational risk
Liquidity risk
Other risk management units
Other risk
Risk types
Process monitoring: Internal Audit Department

and by the Asset Liability Committee (ALCO) as well as by Board and business planning meetings. Operational risk management according to the bank's stated strategy lies within the scope of responsibility of the responsible front office and back office units. Risk controlling is ensured, in particular, by the Controlling Department. Process-independent monitoring of the risk management system is carried out by Essen Hyp's Internal Audit Department.
The graph on the left provides an overview of the tasks and responsibilities defined within the scope of the risk management organization.

Internal audit
The Internal Audit Department is an instrument of the Board of Managing Directors of Essen Hyp and reports directly to the Chairman of the Board of Managing Directors. It is an essential building block of the bank-wide monitoring system. Acting on instructions from the Board of Managing Directors, it provides independent and objective audit and consulting services designed to create added value and improve business processes. It supports Essen Hyp in the achievement of its goals by evaluating and helping improve operating and business processes, risk management and controlling as well as the bank's internal control system with a systematic and target oriented approach.

Based on a long-term audit plan, the Internal Audit Department reviews and evaluates all operating and business processes of Essen Hyp on a risk and process oriented basis, including, more particularly,

- the functionality, efficacy, cost-effectiveness and adequacy of the internal control system,
- the application, functionality, efficacy and adequacy of the bank's risk management and controlling systems, reporting, information systems and finance and accounting systems,
- compliance with statutory and regulatory requirements as well as other provisions,
- compliance with corporate guidelines, regulations and stipulations, as well as
- the regularity of all operational and business processes, regulations and provisions for the protection of the bank's assets.

The Internal Audit Department draws up a written audit report in a timely manner after completion of the review process. The audit report contains a description of what has been audited, the conclusions of the audit, an assessment of these conclusions and a list of recommended measures. Implementation of the measures and recommendations stated in the report is monitored by means of a database application.

The Supervisory Board of Essen Hyp is kept informed of the most relevant findings in its regular meetings. In addition, annually and following the end of the financial year, the Supervisory Board receives a comprehensive report on the most important findings as well as on the current status of the implementation of the pertinent measures. Any serious deficiencies that are identified are reported to the Chairman of the Supervisory Board without delay.

Implementation of Basel II/SolvV and MaRisk
The impact of Basel II on Essen Hyp. In the first quarter of the reporting year, Essen Hyp participated in the Fifth Quantitative Impact Study (QIS 5). The

results were stringently analyzed and have been incorporated into Commerzbank AG's consolidated Group reporting. As a result it became apparent that the bank, which within the scope of Basel II is aiming at implementing the advanced internal rating based approach (A-IRBA), can overall look forward to distinct relief in respect to risk assets. In particular the home loan segment will benefit from the new regulatory requirements. We are currently expecting a reduction of capital requirements by approximately 60% as compared to the existing *Grundsatz I*. With a view to this future impact, the bank therefore acquired a home loan portfolio in the reporting year. Furthermore, a moderate reduction in the risk assets required can be expected within the segment "Specialized Lending", which comprises commercial real estate finance (CRE). Against this background and by means of detailed analyses, the bank is carrying out ongoing monitoring and assessment of all loans for the purposes of gradual portfolio optimization in keeping with the internal rating based approach.

For the capital markets business as a whole we have stated an increase in capital requirements pursuant to Basel II. This is particularly true for loans to borrowers governed by public law. For Essen Hyp as a traditionally large public-sector lending institution it is therefore of major importance that the demonstrably low default probability of loans to these borrowers is taken into account when modeling the relevant rating components. This is the only way to achieve a noticeable reduction of the risk-adjusted capital allocation in this core segment in the future.

The Fifth Quantitative Impact Study was carried out using the Basel II computation module implemented at the bank. Within the scope of an ongoing review process the bank is gradually integrating the relevant amendments to the Solvency Regulation (SolvV) that became final at the end of the year.

Implementation status. In the past, Essen Hyp had participated in joint projects initiated by the Association of German Pfandbrief Banks (vdp), in which internal rating components were developed for the real estate finance business. The 2004 PD (probability of default) component for commercial real estate finance has been incorporated into the bank's credit procedures and was developed jointly with BV Risk Solutions of Cologne, a subsidiary of Bankverlag Köln.

With reference to our home loan segment, i.e. residential loans to private customers, since the beginning of the reporting year Essen Hyp has been participating in a scoring procedure developed by Eurohypo AG to determine default probabilities in accordance with the Basel II requirements.

Internal rating procedures intended to measure PD for our business segments public-sector loans (Federal States *(Länder)* and territorial authorities) and/or for the capital markets business (banks) were developed by our parent company and/or within the scope of joint projects managed by the vdp and Standard & Poor's Risk Solutions, Frankfurt.

As concerns the determination of the LGD (loss given default) rate for real estate finance (both commercial loans and home loans) and the subsequent calculation of the future capital requirements according to Basel II, the bank joined a project started by other mortgage banks at an early stage.

The Basel II computation module thus designed and implemented at Essen Hyp forms the basis

which enables us to calculate and evaluate all financing transactions carried out by the bank within the scope of either new business or portfolio transactions in compliance with the pertinent regulations stipulated by Basel II.
Further standardization of the rating procedures and/or the underlying methodology is aimed at within the Commerzbank Group as part of the implementation of Basel II. Since the beginning of the financial year 2007 the bank has therefore been involved in a Group-wide migration project within which the rating components for commercial real estate finance will be integrated into the bank's credit procedures.
The components used at Essen Hyp for the capital markets and public-sector lending business (for PD and LGD determination) currently already correspond to the methods and procedures used at Commerzbank AG.
The migration of the rating procedures is intended to guarantee optimal allocation of counterparty risk and best possible management of this type of risk within the Group via a standardized risk assessment based on methodical consolidation.
In the past reporting year, the bank's activities within the scope of Basel II were already taking place with a view to the beginning stages of the supervisory review and certification of the rating components and calculation procedures. In the first quarter of 2007, the Bundesbank's auditors are expected at Essen Hyp in order to approve the internal rating procedure for loans to banks. While processing what is commonly referred to as cross-reference lists, Essen Hyp has laid the foundations for successful acceptance in collaboration with our certification specialist colleagues at Commerzbank AG and with the support of the Group, via the consulting company PwC.

According to current plan, all internal rating procedures at Essen Hyp will be reviewed by the banking supervisory authority in 2007.

MaRisk implementation. With the introduction of the Minimum Requirements for Risk Management (MaRisk), the German banking supervisory authority implemented the second pillar of Basel II and the Solvency Regulation (SolvV), the so-called "Supervisory Review Process". The MaRisk modify the Minimum Requirements for Trading Activities (MaH), the Minimum Requirements for Lending Operations (MaK) and the Minimum Requirements for the Internal Audit (MaIR). In addition to the requirements concerning the formulation of strategy and the risk taking capability, the MaRisk represent new quantitative and qualitative requirements as concerns risk management and monitoring at an institution. One of the fundamental changes is the requirement that stipulates adequate risk management and controlling processes for interest rate risk in the investment book. For Essen Hyp, however, this is nothing new, as much stricter requirements based on a gentlemen's agreement between the Federal Financial Supervisory Agency (BaFin) and the mortgage banks used to apply to mortgage banks prior to the introduction of the Pfandbrief Act (PfandBG).
To implement the MaRisk requirements, Essen Hyp has set up an interdisciplinary project group, which has identified all requirements that are relevant for the bank's business and assigned them to partial projects with specific work packages. The project group was able to complete most of the projects already by the end of 2006. Completion of partial projects still outstanding is planned for the first half of 2007. Accordingly, the MaRisk will have been fully implemented in 2007.

Risk management and controlling process

Process overview

The risk management process at Essen Hyp comprises all activities necessary for a systematic approach to risk handling at Essen Hyp. It consists of the following phases: identification, evaluation (analysis and assessment), control and communication of risk, as well as monitoring the efficacy (effectiveness) and efficiency (adequacy) of risk management measures.

- The goal of *risk identification* is a structured, detailed and wherever possible complete detection of all conceivable risk potential to be found at Essen Hyp in connection with its business processes and functional areas. Risk identification therefore provides the information needed for subsequent phases.
- The bank has implemented *early warning systems* that vary as to type and scope on the basis of the risk potential of our different areas of business. These systems serve to identify those loans and positions that begin to show indications of risk considered to be increased as compared to Essen Hyp's risk profile. This enables Essen Hyp to initiate countermeasures at the earliest possible stage (e.g. intensive treatment of loans).
- The goal of strategic *risk assessment* is to analyze the risks identified with regard to their risk potential for the bank, to rank them, and to represent them on a risk map. This quantitative

Risk management process map

Identification

Assessment

Monitoring

Management

Communication

assessment is drawn up in conjunction with a verbal justification on the basis of the following parameters: probability of occurrence, risk significance and controllability.

- (Operating) *risk measurement* is intended to determine the actual loss potentials and to reconcile them with the stipulated limits. The values thus measured are represented in the pertinent reports.
- *Risk management* means active control, i.e. actual management of the risk positions determined as part of the risk identification and risk analysis phases. Risk management must be congruent with corporate goals and the resulting goals of risk management.
- The goal of *risk reporting* is systematically to process, concentrate, channel and communicate the data obtained in connection with the previous phases.
- In the last phase of the risk management process, *risk monitoring* is intended to ensure that the actual risk position of Essen Hyp will always correspond to the targeted risk position stipulated by the Board of Managing Directors. Therefore, continuous operating control of the effectiveness of risk management measures is central to this phase.

Risk management with dual balance sheet accounting

Essen Hyp draws up both individual annual financial statements according to the German Commercial Code (HGB) and also, within the Group, annual financial statements according to the International Accounting Standards/International Financial Reporting Standards (IAS/IFRS).

By comparison to German commercial law, risk management according to IAS/IFRS is oriented to a much greater extent on the fair value principle. According to this principle, all financial assets and liabilities, including financial derivatives, must fundamentally be recognized in the balance sheet and evaluated in respect to the category to which they are assigned.

All financial instruments listed on an "active market" within the meaning of IAS 39 must be valued at fair value.

The category "Financial assets held to maturity" is not used. Market changes are recognized as either having a positive or a neutral effect on the profit and loss account. This partial balance sheet accounting at market values, often referred to as the "mixed model", necessitated the total interest rate book to be structured in partial portfolios within the scope of the overall bank management. This is the only way in which balance sheet impacts according to IAS/IFRS can be kept and managed within predefined limits. The daily valuation carried out for the purposes of IAS/IFRS accounting also helps show up potential effects of asset liability management measures.

Market risk

Strategy. Market risk is consciously incurred within the scope of the predefined limits and taking into account the relevant approval powers in order to generate earnings.

Organization. Active market risk management is the responsibility of the Capital Markets Division. Risk controlling is the task of the Market Risk Department.

Management. Market risk management is both risk and profits oriented. This involves setting market risk limits that take into account both the use of the economic capital and business expectations.

Risk measurement methods. Market risk is determined on the basis of the value at risk (VaR) concept. For these purposes, VaR is defined as the maximum loss of a portfolio over a specified holding period, where that loss will not be exceeded with a certain predetermined degree of probability (confidence

level). General market risk is calculated by means of historical simulation, and specific market risk is determined on the basis of a variance-covariance model.
The VaR is validated by means of back-testing. In this procedure, the maximum net present value change in the portfolio forecast by means of the VaR is compared to the actual changes. In addition to compliance with regulatory requirements, the goal of this procedure is to assess and continuously improve forecast quality.

Stress test and scenario analysis. As the results of a VaR calculation do not provide conclusions concerning the behavior of a particular portfolio under extreme market movements, other stress tests are carried out in addition to the VaR. Stress tests are calculated with the help of a selection of defined scenarios that distinctly exceed the range of standard daily fluctuations in the risk factors. All scenarios are developed based on historical yields and comprise both positive and negative shifts in the yield curve as well as tilts of the yield curve at certain key points on the curve. We also simulate other scenarios that are not extreme but involve other changes in the market data that are of interest to Essen Hyp (scenario analysis).

Limits. The level of general and specific market risk is limited for maximum utilization of the VaR and for the standardized stress tests. Trading book transactions are subject to a VaR sub-limit. In addition, a floor for the overall market value has been fixed.

Reporting. On a daily basis, the Board of Managing Directors, the Division Heads, the Head of Treasury and the Head of Bank Management are informed of the trends in Essen Hyp's market value, the level of the VaR including the credit spread VaR and of the utilization of the different risk limits. At the same time the net present values of the public-sector and mortgage Pfandbriefe outstanding and their pertinent cover assets, as well as changes under defined stress scenarios are also determined and communicated. Furthermore, the Board of Managing Directors receives, on a monthly basis, detailed reports from the individual corporate divisions and departments. The report prepared by the Controlling Department includes, among other things, information on the transactions carried out in the past month, their impact on the gap report, the development of the market value and the developments concerning risk limit utilization. These reports also record the status of new products if applicable. The monthly report of the Accounting and Tax Department shows, among other things, the development of the balance sheet and profit and loss items according to both the German Commercial Code (HGB) and IAS/IFRS.

Trends in market risk figures over the financial year. As of December 31, 2006 the VaR represented 54.6% of the approved limit. Average limit utilization in 2006 was 69.8%. The utilization of the limit for worst case scenarios was 56.3% at the end of the year, at an average of 56.1% over the entire year. Essen Hyp incurred almost no currency or volatility risks in 2006 or significantly eliminated them by means of hedging instruments.

New developments in the financial year

Trading book institution/active trader. In August 2006 Essen Hyp registered with the Federal Financial Supervisory Authority (BaFin) as a trading book institution or active trader. In this capacity it enters into trading positions for the purpose of the short-term generation of additional profit. These positions are taken within the scope of stringently defined

parameters. Owing to the potentially increased risk content of these positions, Essen Hyp has set a sub-limit for the VaR arising out of trading book positions, approving only certain types of contracts within the scope of trading book transactions.

New risk calculation approach. With the goal of achieving the highest possible accuracy and data security in the calculation of risk ratios, a new risk calculation method was developed in our information systems and implemented into the existing systems and processes in the course of the reporting year. Contrary to the concept held to date, in the new risk calculation ratios are calculated both on an overall basis and also for individual risk factors (interest rates, currencies and volatilities) and on different aggregation levels, which enables differentiated market risk monitoring and management.

PRIME conversion. In August of 2006 we converted our Front Arena Atlas front-end system to Front Arena PRIME. This facilitates accounting for and valuation of existing contracts.

Credit risk

Strategy. The credit risk strategy sets the framework for the medium term management of the capital markets and real estate loan portfolios. Our strategy is based on the analysis of the starting position under our business policy and the estimation of the future risks and returns linked to the granting of credit. The credit risk strategy thus constitutes the foundation for the planned activities in the capital markets and real estate finance businesses and defines both the planned products and the target markets.

Value at risk on a daily basis and on an annual average of the authorized limit in 2006 in %


100
90
80
70
60
50
40
30
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
VaR (daily figures)
Annual average

Organization. Active management of credit risk takes place under the joint responsibility of the responsible front office (Corporate Divisions Capital Markets and Real Estate Finance) and back office (Corporate Division Transaction Management) units. Risk controlling of credit risk at portfolio level is the responsibility of the Controlling Department.

Management. As an essential core function in banking, credit risk management is a decisive competitive factor. Only an institution that is able to quantify and manage its credit risk on a timely and systematic basis can meet the increasing requirements of its various stakeholders and will in the future be able to achieve a balanced relationship between risk and return.
The target portfolio defined in our credit risk strategy is the benchmark for new business and portfolio management activities. Credit risk is managed by means of a limit system that provides for limits for both issuers and counterparties on an individual contract level and also for country limits on a portfolio level. For country risk management purposes the bank uses Group know-how in addition to its own expertise. Within the scope of the Group-wide credit and decision-making process, Essen Hyp is also included in the parent company's Group limit system.

Credit approval and decision-making process. The conditions for each credit decision are determined by Essen Hyp's guidelines on credit approval powers. Credit approval powers are visually represented as a matrix whose structure is defined by the type of borrower, the borrower's internal rating and the facility requested by the responsible front office unit. An integral component of each credit decision is a creditworthiness analysis of the borrower, which culminates in the calculation of the borrower's internal rating taking into account all default risk relevant information. To perform creditworthiness evaluations, Essen Hyp uses different EDP supported rating systems which are geared to the bank's different asset classes.

With the exception of the home loan segment, the property valuations carried out by the Hyp-Cert appraisers of Immobilien Expertise GmbH, a subsidiary of Essen Hyp, are of central significance for the determination of the lending value *(Beleihungswert)*. Sustained income from properties to be mortgaged, as evidenced in the final appraisal report and taking into account non-recoverable operating costs, must distinctly exceed principal and interest payments to the bank and, if applicable, to other lenders. With the approval of the Supervisory Board's Risk Committee, the bank has developed credit guidelines that stipulate minimum debt service coverage (DSC) ratios and maximum loan terms depending on the amortization structure. In addition, specific portfolio limits are set for special risks, e.g. construction and development financing, financing in the East German Federal States *(Länder)* and selected property types. The guidelines also list the property types currently not eligible for lending or on which the bank will lend only subject to special conditions. A catalogue of favored target countries is also included in the guidelines.

Within the levels of credit approval powers, all credit decisions at the bank require the approval of the responsible front office unit, and, subsequently, a second vote from the responsible back office unit, independently from that issued by the front office unit. Both votes have to be issued prior to deciding on a credit application and thus constitute a prerequisite for decision-making.
The Credit Committee, chaired by the Chief Risk Officer, is the central decision-making body within

the levels of credit approval powers. The Credit Committee intervenes in Essen Hyp's decision-making process to bundle risk relevant decisions and/or to vote on credit reports to be submitted to the Board of Managing Directors.
Credit decisions that are not within the credit approval powers of Essen Hyp's Board of Managing Directors are submitted to the competent units at Commerzbank AG before being submitted to the Risk Committee of Essen Hyp's Supervisory Board for final decision.

Risk measurement methods. Monitoring compliance with the bank's credit risk strategy is the job of the Controlling Department. In order to ensure implementation of the risk strategy rules and to limit risk concentrations, the economic capital tied up is used as both a reference value and the upper risk limit for concentration and cluster risk. In addition, a standard comparison of budgeted and actual performance of the bank portfolios is also carried out on the basis of the target performance defined in the credit risk strategy.
For individual contracts, credit risk is fundamentally measured on an annual basis by means of the bank's internal credit rating for the borrower, obtained by means of quantitative and qualitative data, with the intensity and frequency of the risk measurement being dependent on the borrower's level of risk. The rotational risk measurement for individual contracts is supplemented with regular rating migration analyses at portfolio or, where applicable, sub-portfolio level.
The bank's ongoing monitoring is supplemented by an early warning system oriented on the risk inherent in the different portfolios. This system is designed to enable Essen Hyp, by means of quantitative and qualitative indicators and on a timely basis, to recognize risks affecting borrowers and to initiate appropriate countermeasures.

Reporting. The Board of Managing Directors, the Division Heads and the Supervisory Board / Risk Committee are comprehensively informed of credit risk trends by means of the quarterly risk report. Any credit risks that have been identified are analyzed in accordance with their essential structural characteristics (size, country and segment concentrations as well as rating distribution) with a view to determining compliance with the credit risk strategy. In the report, loans identified as non-performing are listed and described separately for the capital markets and the real estate finance segment. On this basis the Board of Managing Directors decides on the action to be taken in regard to significant deviations from the credit risk strategy and the connected countermeasures.

Provision for possible loan losses. Recognizable risks in the credit business are appropriately taken into account by means of specific valuation allowances and of global valuation allowances for latent risks. To date we have had no need to form specific valuation allowances for the loans to public-sector bodies or entities governed by public law, or to set aside provisions for these loans.
As far as real estate finance is concerned, in-depth analyses that produce an estimation of potentially necessary precautionary measures are carried out in the course of the year to ensure planning compliance for the bank. For risk provisioning purposes, specific valuation allowances in respect to credit risks were formed by using the most realistic value (MRV) approach. Starting with a rating of 6.1, which corresponds to default status under Basel II, the portions remaining uncovered on application of the MRV approach have been fully written down in non-performing loans.
As part of our credit risk strategy we determined actuarial standard risk costs for both the home loan segment and commercial real estate finance on the basis of the existing portfolio quality and structure.

In view of the fact that some 95% of all home loans in our portfolio do not exceed 60% of the property's lending value *(Beleihungswert)*, we use uniform standard risk costs for this business segment. In the commercial real estate finance segment, however, standard risk costs are calculated on the basis of the loan to value ratio. In the course of further implementation of our internal rating systems, we will gradually achieve risk adjusted pricing by calculating standard risk costs based on the expected loss.

Cover pool risk management
§ 27 Sec. 1 of the German Pfandbrief Act (PfandBG) requires Pfandbrief banks to implement an appropriate risk management system that stipulates appropriate instruments and regulations concerning management, monitoring and control, in particular as relates to risks arising out of credits included in the cover pool and from the issuance of Pfandbriefe resulting therefrom. In this connection we have implemented a global, bank-wide risk management system that meets the special requirements of § 27 PfandBG. The duty of transparency pursuant to § 28 PfandBG is also complied with.

Public-sector loans and securities issued by other borrowers. Our public-sector cover assets amounted to €76.3bn at the end of the reporting year. The high quality of these assets is reflected on the one hand

Structure of our public-sector cover pool as of December 31, 2006
in %


26.0
46.2
8.8
5.6
Total: €76.3bn
The German Federal Government, the Federal Government's Special Fund and the German Federal States *(Länder)*
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
Public-sector credit institutions with special tasks
Credit institutions governed by public law (including claims guaranteed by these), savings banks and German credit institutions governed by private law
Foreign territorial authorities, foreign institutions governed by public law and foreign credit institutions

in a lower average risk weighting pursuant to *Grundsatz I* and, on the other hand, in the external ratings assigned by the international rating agencies. In accordance with *Grundsatz I*, 72.7% of these assets are classified as having a risk weighting of 0%, 0.9% would be weighted at 10% and 26.4% at 20%. An analysis of the credit portfolio from a rating point of view shows that 37.7% of the cover assets are rated triple A, 33.6% double A, 13.7% single A and 1.2% triple B. Assets that are not externally rated make up 13.8% of all loans included in the cover pool, consisting to 54% of loans to credit institutions governed by public law, domestic private banks and savings banks and to 46% of claims on domestic and foreign public-sector entities and public-sector institutions that according to our own creditworthiness analysis also enjoy excellent credit quality.

As a basic principle, an investment grade rating is required for the granting of loans not eligible for cover to foreign public-sector entities and other borrowers. As of December 31, 2006 loans to these borrowers (not including derivatives) totaled €1.2bn. Of these loans, 0.8% are rated triple A, 9.8% double A, 78.9% single A and 9.4% triple B. No external rating is recorded for 1.1% of these loans.

Rating of public-sector cover assets as of December 31, 2006

Standard & Poor's / Moody's / FitchRatings	in € m	in %
AAA / Aaa / AAA	28,810	37.7
AA+ / Aa1 / AA+	6,658	8.7
AA / Aa2 / AA	4,777	6.3
AA– / Aa3 / AA–	14,192	18.6
A+ / A1 / A+	7,216	9.5
A / A2 / A	2,561	3.4
A– / A3 / A–	635	0.8
BBB+ / Baa1 / BBB+	808	1.1
BBB / Baa2 / BBB	93	0.1
Not rated	10,592	13.8
Total	76,342	100.0

Derivatives. The bank reduces its counterparty risk by means of bilateral framework agreements that as a rule include netting agreements. This aspect, too, is subject to a standard Group regulation. The breakdown of our derivatives portfolio by counterparty rating is shown in the following table (see also page 110 in the notes to the annual financial statements):

Counterparty ratings in € m/remaining time to maturity

Rating	<1 year	1 – 5 years	>5 years	Total
Triple A	250	698	2,530	3,478
Double A	12,044	34,109	23,251	69,404
Single A	20,047	42,876	43,387	106,310
Triple B	0	0	0	0
Not rated	4,932	17,055	13,921	35,908
Total	37,273	94,738	83,089	215,100

The counterparties not rated are German subsidiaries of foreign financial and credit institutions which in turn enjoy good credit ratings. The volumes involved are shown in the following table. In this table, we have assigned the rating of these foreign financial and credit institutions to our counterparties as an “implicit rating”.

Implicit counterparty ratings in € m/remaining time to maturity

Rating	<1 year	1 – 5 years	>5 years	Total
Double A	1,150	3,046	1,771	5,967
Single A	3,782	14,009	12,150	29,941
Total	4,932	17,055	13,921	35,908

These derivatives are used exclusively to hedge the interest rate risk at the individual contract and/or portfolio level and to manage the overall interest rate book in regard to returns and interest risk profile.
Essen Hyp's interest-bearing positions are valued on a daily basis. Information on the calculated total market value is provided daily to the Board of Managing Directors, the Head of Treasury and the Head of Bank Management. As a part of Essen Hyp's limit system, a floor for the market value has been fixed, which is to ensure that the overall market value never falls short of a predefined minimum amount.

Net present value of the Pfandbrief cover. We calculate the net present value of our Pfandbrief cover on a daily basis. We are required by law to maintain a surplus cover of 2% at all times. Our internal rule requires 2.5%. Pursuant to § 4 Sec. 2 PfandBG this surplus cover is calculated on the basis of the net present value of the cover pool while assuming the required stress tests. These stress tests ensure that the surplus cover of 2% is also met in the event of interest rate movements. For its stress test calculations Essen Hyp employs the dynamic method, which uses the value at risk method based on the interest rate movements over the previous 250 trading days. Under stress test conditions, average surplus cover available at all times was 5.5% for

Net present value surplus cover of our public-sector Pfandbriefe in € bn


81
76
71
66
61
56
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Net present value of our public-sector cover pool
Net present value of public-sector Pfandbriefe outstanding
Net present value surplus cover

Net present value surplus cover of our mortgage Pfandbriefe in € bn


6.0
5.5
5.0
4.5
4.0
3.5
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Net present value of our mortgage cover pool
Net present value of mortgage Pfandbriefe outstanding
Net present value surplus cover

public-sector Pfandbriefe, and 10.6% for mortgage Pfandbriefe. No replacement was arranged for a large volume mortgage Pfandbrief which fell due in October.

Liquidity risk

Strategy. The goal of liquidity risk management is to ensure that Essen Hyp is solvent at all times and not subject to any impairment. With this aim, Essen Hyp pursues the concept of matching long-term maturities, usually referred to as the "stable funding concept". This means that long-term loans are predominantly funded on a long-term basis.

When evaluating the liquidity situation it is important to bear in mind that the assets in the segments public-sector loans, loans to banks and corporate loans are highly liquid and can thus, within the scope of nominal surplus cover, be sold and/or placed on the repo market if necessary.

Organization. Ensuring constant payment ability at all times is the job of the Treasury Department. Measurement and monitoring of the liquidity risk are the responsibilities of the Controlling and Accounting and Tax Departments.

Management. Liquidity risk management is based on the Group's available net liquidity (ANL) concept, which was, to a large extent, introduced during the reporting year and has already been implemented into the pertinent processes and procedures. In addition, liquidity risk is managed in accordance with the regulatory liquidity ratio as set out in *Grundsatz II.*

Risk measurement methods. The calculation of the liquidity ratio according to *Grundsatz II* is the responsibility of the Accounting and Tax Department. According to this principle, a credit institution's liquidity is considered to be assured when the weighted liquid assets available to it within 30 days cover the weighted payment obligations callable during this period. In the reporting year the liquidity ratio was between 1.1 and 1.5 and thus at all times higher than the minimum ratio of 1.0 required by the supervisory authorities.

In addition, the bank determines liquidity risk by representing the level of mismatches in the form of a cash flow gap analysis. The mismatches are compared to existing short-term funding lines plus the liquidity reserve, which enables an assessment of the liquidity position.
Using the ANL concept, legal and economic cash flows are calculated for both balance sheet and non-balance sheet items. A compensation instrument, called balance sheet liquidity, is being developed for potential future liquidity gaps. This liquidity reserve results from borrowing on or disposing of liquid assets.

Reporting. The Treasury Department's liquidity forecast is submitted to the Board of Managing Directors on a daily basis. The Board of Managing Directors is regularly informed of Essen Hyp's liquidity situation as part of the quarterly risk report.

Development of our liquidity ratio in accordance with *Grundsatz II*


2.5
2
1.5
1
0.5
0
minimum ratio required by law
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Operational risk

Strategy. One of Essen Hyp's ongoing concerns is to keep operational risk at the lowest level possible in order to affect the economic capital as little as possible. To achieve this, we are very demanding in regard to process quality. In addition, we are forcing introduction of an IT standard and continue to develop employee sensitivity in regard to operational risk on an ongoing basis.

Organization. Essen Hyp has appointed an Op-Risk Controller in the Controlling Department, who is in constant contact with the Op-Risk Department of Commerzbank AG. The managers of each individual business unit and department are responsible for managing operational risk within their unit or department.

Management. Various different options are available to the Heads of Essen Hyp's business units and departments. The essential issue is whether risks are consciously incurred, or, rather, reduced and/or entirely prevented, avoided or transferred (for example via an insurance policy).

Risk measurement methods. Operational risk is measured on the basis of internal and external loss data and qualitative information concerning the business environment and the process quality. This information is gathered within the scope of a Quality Self Assessment (QSA). Loss distribution is determined by means of Monte-Carlo simulation models.

Reporting. The Op-Risk Department regularly produces reports on operational risk in the IT, Personnel and Legal Departments. These reports are reviewed in the Risk Committee meetings and are regularly presented and discussed in the meetings of the Board of Managing Directors. Any operational losses including legal risk are reported on a regular basis to the Board of Managing Directors and/or to the Risk Committee.

Developments over the reporting year. Op-Risk Controlling focused on the implementation of the requirements for obtaining AMA (Advanced Measurement Approach) certification within the Group. This included the following points:

In cooperation with Commerzbank AG, a new Qualitative Self Assessment was carried out in the fourth quarter of 2006. With the aid of questionnaire modules, experts from selected business units of Essen Hyp evaluated the quality of various processes, e.g. in the personnel, compliance and IT areas. The results will be assessed in the first quarter of 2007, following which any necessary measures will be taken.

After drawing up the risk inventory, a dialogue with staff helped identify and evaluate typical sources of operational risk and the losses they could engender. The result, in the form of a risk map, shows the areas of the bank in which operational risks can develop and ranks the risk potential in an evaluation queue.

Owing to the significant use of IT systems and EDP applications, the cooperation between the Op-Risk Department and the Corporate Division Services has been further expanded. The goal of this cooperation is to ensure the functionality of the bank's IT environment so as to reduce and/or entirely avoid or prevent operational losses.

Summary and prospects

Over the reporting year, Essen Hyp has continued to develop its risk management and controlling system. The importance of risk management for a risk and return oriented overall bank management will continue to grow. Against this background, in the future we will also continue to develop our risk measurement and management processes and procedures at a high level and on an ongoing basis in concordance with forward-looking risk measurement methods. This course of action aims at ensuring optimum capital allocation. We have already reported on the risks that are of importance for an overall assessment. No other risk criteria or portfolio jeopardizing events became apparent over the reporting year. From the current perspective, no risks are apparent in the period covered by the forecast that would endanger the continuation of Essen Hyp as a going concern. We ensured that the risk coverage potential would at all times be distinctly above the level of risk incurred. The bank's risk taking capability was therefore assured at all times. As far as recognizable risks are concerned, within the scope of the annual financial statements we have taken the appropriate measures by means of write-offs, specific valuation allowances and provisions for reserves.

Overall we pursue the goal of managing the total market risk position in a manner such that by assigning economic capital to the different business segments the overall risk position is reduced without compromising profitability.

ESSEN HYP

» www.essenhyp.de

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
Contact

Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
31/08/2007	40.7	44.7
31/07/2007	30.8	44.7
30/06/2007	30.9	44.7
31/05/2007	33.9	44.7
30/04/2007	56.4	44.7
31/03/2007	42.1	44.7
28/02/2007	42.6	44.7
31/01/2007	43.7	44.7
31/12/2006	54.6	69.9
30/11/2006	51.1	69.9
31/10/2006	55.0	69.9
30/09/2006	43.2	69.9

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

» www.essenhyp.de

Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
31/08/2007	44.3	48.2
31/07/2007	40.3	48.2
30/06/2007	42.3	48.2
31/05/2007	45.7	48.2
30/04/2007	53.7	48.2
31/03/2007	50.4	48.2
28/02/2007	48.8	48.2
31/01/2007	50.2	48.2
31/12/2006	56.3	55.9
30/11/2006	54.6	55.9
31/10/2006	50.8	55.9
30/09/2006	37.4	55.9

ESSEN HYP

» www.essenhyp.de

Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG), Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		Tier II	
Date	**Required by law**	**Ratio**	**Required by law**	**Ratio**
31/08/2007	4.0	7.8	8.0	12.0
31/07/2007	4.0	7.8	8.0	12.0
30/06/2007	4.0	7.7	8.0	11.9
31/05/2007	4.0	7.6	8.0	11.7
30/04/2007	4.0	7.6	8.0	11.7
31/03/2007	4.0	7.5	8.0	11.6
28/02/2007	4.0	6.7	8.0	10.8
31/01/2007	4.0	6.7	8.0	10.9
31/12/2006	4.0	6.8	8.0	10.9
30/11/2006	4.0	6.6	8.0	11.1
31/10/2006	4.0	6.9	8.0	11.5
30/09/2006	4.0	6.8	8.0	11.2

ESSEN HYP

» www.essenhyp.de

Home

Investor Relations

Credit Research

Bonds & Notes

Financial Reports

International Real Estate *Finance*

Company

Info Pool / Press

Contact

Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
31/08/2007	1.07	1.0
31/07/2007	1.16	1.0
30/06/2007	1.03	1.0
31/05/2007	1.24	1.0
30/04/2007	1.50	1.0
31/03/2007	1.10	1.0
28/02/2007	1.38	1.0
31/01/2007	1.09	1.0
31/12/2006	1.32	1.0
30/11/2006	1.75	1.0
31/10/2006	1.27	1.0
30/09/2006	1.20	1.0

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
Contact

» www.essenhyp.de

Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity — 31.08.2007

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	0.0	0.00	1,192.8	1.86	2,626.8	3.42	3,819.6	1.85
Double A	34,086.3	52.10	31,536.2	49.28	32,830.5	42.78	98,453.0	47.76
Single A	31,333.4	47.90	31,269.2	48.86	41,284.9	53.80	103,887.5	50.39
Triple B	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Total	**65,419.7**	**100.00**	**63,998.2**	**100.00**	**76,742.2**	**100.00**	**206,160.1**	**100.00**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity **31.08.2007**

Instruments	<= 1 year	in %	>1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	63,506.2	97.08	58,549.4	91.49	68,190.3	88.85	190,245.9	92.28
Swaptions	127.8	0.20	440.6	0.69	680.9	0.89	1,249.3	0.61
Other interest rate derivatives	0.0	0.00	0.0	0.00	0.00	0.00	0.0	0.00
Currency swaps	1,385.7	2.12	4,743.2	7.41	5,217.5	6.80	11,364.4	5.50
Credit default swaps	400.0	0.60	265.0	0.41	2,653.5	3.46	3,318.5	1.61
Total	**65,419.7**	**100.00**	**63,998.2**	**100.00**	**76,742.2**	**100.00**	**206,160.1**	**100.00**

ESSEN HYP

» www.essenhyp.de

- Home
- Investor Relations
- **Credit Research**
- Bonds & Notes
- Financial Reports
- International Real Estate Finance
- Company
- Info Pool / Press
- Contact

Investor Relations

Ratings and Analyses (as of: June 13, 2007)

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aa1 *	AAA
Long-term counterparty rating	A- (outlook stable)	A1 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A-	A1	not rated
- Subordinated Debt	BBB+	A2	not rated
Commercial Paper Program	A-2	P-1	not rated
Financial Strength	not rated	C	B/C

* under review for possible upgrade

Rating Reports

▷ **Standard & Poor's**	**Bank Credit Report as of June 13, 2007**
▷ Moody's	**Credit Opinion as of May 18, 2007** **Rating Action as of May 14, 2007**
▷ **Fitch Ratings**	**Rating Analysis as of December 19, 2006**

(Acrobat Reader required. **Download Acrobat Reader**)

ESSEN HYP

Home

Investor Relations

Credit Research

Bonds & Notes

Financial Reports

International Real Estate Finance

Company

Info Pool / Press

Contact

Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Pfandbrief Banks (vdp) has established a code of conduct for the issuers of Jumbo *Pfandbriefe*.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

a. The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo *Pfandbriefe*, stipulate that

- new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;
- new issues and increases are to be marked to the market at all times;
- as a rule, increases are to be launched by the laid down minimum number of market makers.

b. The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information has been complemented by further details in accordance with the provisions of the Code of Conduct.

	Published on our Credit Research sites
New public-sector lending commitments	X

New mortgage lending commitments	X
Public-sector cover pool	X
Mortgage cover pool	X
Derivatives	X
Derivatives serving as cover	X
Cover pools at market value / development and stress scenarios	X

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch 31.08.2007

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	103	8.81
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	25	2.14
AA- / Aa3 / AA-	95	8.13
A+ / A1 / A+	97	8.30
A / A2 / A	454	38.83
A- / A3 / A-	350	29.94
BBB+ / Baa1 / BBB+	33	2.82
BBB / Baa2 / BBB	0	0.00
BBB- /Baa3 /BBB-	0	0.00
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	12	1.03
Total	**1,169**	**100.00**

* - Without rating

	in Euro m	in %
National credit institutions	0	0.00
International credit institutions	0	0.00

Other (e.g. financial institutions)	12	1.03
Total	**12**	**1.03**

ESSEN HYP

Breakdown of non-cover assets

by borrowers

		31.08.2007
by borrowers	**in Euro m**	**in %**
National credit institutions	0	0.00
Foreign Governments and municipalities	39	3.34
International credit institutions	207	17.71
Other foreign financial institutions (guaranteed by national or international credit institutions)	737	63.04
Others	186	15.91
Total	**1,169**	**100.00**

ESSEN HYP

» www.essenhyp.de

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
Contact

Breakdown of non-cover assets

by countries

		31.08.2007
by countries	**in Euro m**	**in %**
Germany	13	1.11
EU member states without Germany		
The Netherlands	40	3.42
France	70	5.99
Denmark	0	0.00
Austria	0	0.00
Belgium	0	0.00
Great Britain	137	11.72
Ireland	153	13.09
Italy	0	0.00
Spain	192	16.42
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**592**	**50.64**
Non EU member states in Western Europe	12	1.03
Others	552	47.22
Total	**1,169**	**100.00**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

Breakdown of non-cover assets

by risk weighting

31.08.2007

Risk weighting	**in Euro m**	**in %**
0%	19	1.63
10%	0	0.00
20%	910	77.84
100%	240	20.53
Total	**1,169**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by rating

S & P/Moody's/Fitch

Should the rating agencies come to different rating results, the worst rating is taken into account.

		31.08.2007
by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	103	37.05
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	2	0.72
AA- / Aa3 / AA-	44	15.83
A+ / A1 / A+	0	0.00
A / A2 / A	7	2.52
A- / A3 / A-	122	43.88
BBB+/Baa1/BBB+	0	0.00
BBB / Baa2 / BBB	0	0.00
Without Rating	0	0.00
Total	**278**	**100.00**

* - Without rating

	in Euro m	**in %**
National credit institutions	0	0.00
International credit institutions	0	0.00
Other (e.g. financial institutions)	0	0.00

Total	0	0.00

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

» www.essenhyp.de

- Home
- Investor Relations
- **Credit Research**
- Bonds & Notes
- Financial Reports
- International Real Estate Finance
- Company
- Info Pool / Press
- Contact

Non-cover loans - Breakdown of new lending commitments

by borrowers

	31.08.2007	
by borrowers	**in Euro m**	**in %**
National credit institutions	7	2.52
Foreign Governments and municipalities	44	15.83
International credit institutions	0	0.00
Other foreign financial institutions (guaranteed by national or international credit institutions)	124	44.60
Others	103	37.05
Total	**278**	**100.00**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

» www.essenhyp.de

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
Contact

Non-cover loans - Breakdown of new lending commitments

by countries

	31.08.2007	
by countries	**in Euro m**	**in %**
Germany	0	0.00
EU member states without Germany		
The Netherlands	0	0.00
Belgium	0	0.00
France	0	0.00
Austria	0	0.00
Denmark	0	0.00
Great Britain	103	37.05
Ireland	0	0.00
Italy	0	0.00
Spain	0	0.00
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**103**	**37.05**
Non EU member states in Western Europe	0	0.00
Others	175	62.95
Total	**278**	**100.00**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer


ESSEN HYP

» www.essenhyp.de

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
Contact

Non-cover loans - Breakdown of new lending commitments

by risk weighting

		31.08.2007
Risk weighting	**in Euro m**	**in %**
0%	0	0.00
10%	0	0.00
20%	175	62.95
100%	103	37.05
Total	**278**	**100.00**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Commercial Properties in Euro m 30.06.2007

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	558.2	32.9	142.1	18.5	194.7	49.9	63.5	28.9	49.4	29.3	865.8	36.4
	West **	418.4	24.6	225.4	29.4	54.3	13.9	19.4	15.9	50.5	30.0	542.6	22.8
	East ***	11.3	0.7	14.0	1.8	2.9	0.7	1.0	0.8	0.1	0.1	15.3	0.6
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	1.2	0.1	0.0	0.0	0.1	0.0	0.0	0.0	1.1	0.7	2.4	0.1
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	9.6	0.6	0.0	0.0	3.2	0.8	1.6	1.3	5.5	3.3	19.9	0.8
	West **	41.8	2.5	29.8	3.9	5.0	1.3	1.5	1.2	4.2	2.5	52.5	2.2
	East ***	1.6	0.1	0.0	0.0	0.5	0.1	0.2	0.2	0.0	0.0	2.3	0.1
Shops	Foreign countries	55.9	3.3	0.0	0.0	33.7	8.6	12.8	10.5	12.3	7.3	114.7	4.8
	West **	283.9	16.7	201.3	26.3	32.5	8.3	3.1	2.5	4.1	2.4	323.6	13.6
	East ***	67.5	4.0	43.8	5.7	17.6	4.5	6.5	5.3	5.6	3.3	97.2	4.1
Hotels and restaurants	Foreign countries	20.7	1.2	19.0	2.5	0.0	0.0	0.0	0.0	0.0	0.0	20.7	0.9
	West **	16.3	1.0	2.7	0.4	6.6	1.7	2.3	1.9	9.3	5.5	34.5	1.4
	East ***	21.1	1.2	0.0	0.0	5.6	1.4	1.6	1.3	18.3	10.9	46.6	2.0
Other non-residential	Foreign countries	1.0	0.1	0.0	0.0	0.4	0.1	0.2	0.2	0.2	0.1	1.8	0.1

properties	West **	119.9	7.1	62.9	8.2	25.9	6.6	7.0	5.7	7.3	4.3	160.1	6.7
	East ***	10.9	0.6	1.2	0.2	3.3	0.8	0.9	0.7	0.0	0.0	15.1	0.6
Ware-houses and exhibition buildings	Foreign countries	22.4	1.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	22.4	0.9
	West **	37.4	2.2	24.6	3.2	4.0	1.0	0.6	0.5	0.6	0.4	42.6	1.8
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	667.8	39.3	161.1	21.0	232.0	59.4	78.1	64.0	67.4	40.0	1,045.3	43.9
	West **	918.9	54.1	546.7	71.3	128.4	32.9	33.9	27.7	77.1	45.8	1,158.3	48.7
	East ***	112.4	6.6	59.0	7.7	29.9	7.7	10.2	8.3	24.0	14.2	176.5	7.4
	Total	**1,699.1**	**100.0**	**766.8**	**100.0**	**390.3**	**100.0**	**122.2**	**100.0**	**168.5**	**100.0**	**2,380.1**	**100.0**

Residential Properties in Euro m

Purpose of property	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
Owned houses	Foreign countries	4.3	0.1	0.0	0.0	0.4	0.1	0.0	0.0	0.0	0.0	4.7	0.1
	West **	3,494.1	62.2	2,291.7	63.3	138.6	50.1	4.8	20.8	2.9	8.2	3,640.4	61.2
	East ***	463.9	8.3	302.7	8.4	27.1	9.8	1.5	6.5	0.5	1.4	493.0	8.3
Owned flats	Foreign countries	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
	West **	980.3	17.5	648.1	17.9	44.9	16.2	2.2	9.5	1.3	3.7	1,028.7	17.3
	East ***	48.4	0.9	33.1	0.9	2.0	0.7	0.2	0.9	0.2	0.6	50.8	0.9
Residen-tial con-struction for letting purposes	Foreign countries	31.4	0.6	0.5	0.0	10.3	3.7	2.1	9.1	1.7	4.8	45.5	0.8
	West **	493.3	8.8	305.9	8.5	44.1	15.9	9.4	40.7	18.3	51.8	565.1	9.5
	East ***	97.6	1.7	36.8	1.0	9.3	3.4	2.9	12.6	10.4	29.5	120.2	2.0
Total residential properties	Foreign countries	35.9	0.6	0.5	0.0	10.7	3.9	2.1	9.1	1.7	4.8	50.4	0.8
	West **	4,967.7	88.5	3,245.7	89.7	227.6	82.2	16.4	71.0	22.5	63.8	5,234.2	88.0
	East ***	609.9	10.9	372.6	10.3	38.4	13.9	4.6	19.9	11.1	31.4	664.0	11.2
	Total	**5,613.5**	**100.0**	**3,618.8**	**100.0**	**276.7**	**100.0**	**23.1**	**100.0**	**35.3**	**100.0**	**5,948.6**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	703.7	64.2	161.6	3.7	242.7	22.2	80.2	7.3	69.1	6.3	1,095.7	13.2
	West **	5,886.6	92.1	3,792.4	86.5	356.0	5.6	50.3	0.8	99.6	1.6	6,392.5	76.7
	East ***	722.3	85.9	431.6	9.8	68.3	8.1	14.8	1.8	35.1	4.2	840.5	10.1
	Total	**7,312.6**	**87.8**	**4,385.6**	**100.0**	**667.0**	**8.0**	**145.3**	**1.8**	**203.8**	**2.4**	**8,328.7**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

» www.essenhyp.de

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
Contact

Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 30.06.2007

Purpose of property	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
Office and administrative buildings	United States	10.4	0.0	56.6	14.2	16.8	98.0	9.5
	England	149.1	69.6	53.5	28.5	26.5	257.6	24.6
	France	94.6	32.1	10.6	0.8	0.0	106.0	10.0
	Canada	20.5	0.0	6.9	3.4	3.5	34.3	3.3
	The Netherlands	40.8	40.4	9.9	0.0	0.0	50.7	4.9
	Poland	17.3	0.0	1.9	0.0	0.0	19.2	1.8
	Switzerland	106.7	0.0	35.6	16.6	2.6	161.5	15.4
	Spain	67.6	0.0	16.9	0.0	0.0	84.5	8.1
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	5.2
Factory buildings	Czech Republik	9.6	0.0	3.2	1.6	5.5	19.9	1.9
Shops	United States	5.3	0.0	26.2	9.0	3.2	43.7	4.2
	England	28.0	0.0	0.0	0.0	0.0	28.0	2.7
	Poland	22.6	0.0	7.5	3.8	9.1	43.0	4.1
Hotels and restaurants	France	19.0	19.0	0.0	0.0	0.0	19.0	1.8
	Spain	1.7	0.0	0.0	0.0	0.0	1.7	0.2
other nonresidential properties	England	1.0	0.0	0.4	0.2	0.2	1.8	0.2
Warehouse and exhibition buildings	France	22.4	0.0	0.0	0.0	0.0	22.4	2.1
Total commercial properties	United States	15.7	0.0	82.8	23.2	20.0	141.7	13.5

	Belgium	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	England	178.1	69.6	53.9	28.7	26.7	287.4	27.5
	France	136.0	51.1	10.6	0.8	0.0	147.4	14.1
	Canada	20.5	0.0	6.9	3.4	3.5	34.3	3.3
	Czech Republik	9.6	0.0	3.2	1.6	5.5	19.9	1.9
	The Netherlands	40.8	40.4	9.9	0.0	0.0	50.7	4.9
	Poland	39.9	0.0	9.4	3.8	9.1	62.2	6.0
	Switzerland	106.7	0.0	35.6	16.6	2.6	161.5	15.4
	Spain	69.3	0.0	16.9	0.0	0.0	86.2	8.2
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	5.2
	Total	**667.8**	**161.1**	**232.0**	**78.1**	**67.4**	**1,045.3**	**100.0**

Residential Properties in Euro m 30.06.2007

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
owned flats	France	0.2	0.0	0.0	0.0	0.0	0.2	0.4
owned houses	Austria	0.5	0.0	0.1	0.0	0.0	0.6	1.2
	France	3.8	0.0	0.3	0.0	0.0	4.1	8.1
Residential construction for letting purposes	United States	30.9	0.0	10.3	2.1	1.7	45.0	89.3
	Belgium	0.5	0.5	0.0	0.0	0.0	0.5	1.0
Total residential properties	Austria	0.5	0.0	0.1	0.0	0.0	0.6	1.2
	United States	30.9	0.0	10.3	2.1	1.7	45.0	89.3
	Belgium	0.5	0.5	0.0	0.0	0.0	0.5	1.0
	France	4.0	0.0	0.3	0.0	0.0	4.3	8.5
	Total	**35.9**	**0.5**	**10.7**	**2.1**	**1.7**	**50.4**	**100.0**

Total in Euro m 30.06.2007

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %

Austria	51.7	0.0	2.9	0.0	0.0	54.6	5.0
United States	46.6	0.0	93.1	25.3	21.7	186.7	17.1
Belgium	0.5	0.5	0.0	0.0	0.0	0.5	0.0
England	178.1	69.6	53.9	28.7	26.7	287.4	26.3
France	140.0	51.1	10.9	0.8	0.0	151.7	13.8
Canada	20.5	0.0	6.9	3.4	3.5	34.3	3.1
Czech Republik	9.6	0.0	3.2	1.6	5.5	19.9	1.8
The Netherlands	40.8	40.4	9.9	0.0	0.0	50.7	4.6
Poland	39.9	0.0	9.4	3.8	9.1	62.2	5.7
Switzerland	106.7	0.0	35.6	16.6	2.6	161.5	14.7
Spain	69.3	0.0	16.9	0.0	0.0	86.2	7.9
Total	**703.7**	**161.6**	**242.7**	**80.2**	**69.1**	**1,095.7**	**100.0**

*- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans.
Lending commitments are not taken into account.

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

» www.essenhyp.de

Mortgage loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (mortgage Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach)		Market value (dynamic approach)	
					Surplus cover in € m in the case of rising yields	Surplus cover in % in the case of rising yields	Surplus cover in € m in the case of falling yields	Surplus cover in % in the case of falling yields
31.08.2007	5,456.88	4,994.22	462.66	9.26	363.73	7.59	529.52	10.16
31.07.2007	5,262.30	4,547.19	715.11	15.73	598.24	13.67	806.13	17.03
30.06.2007	5,197.31	4,478.03	719.28	16.06	590.80	13.67	822.30	17.70
31.05.2007	4,883.93	4,492.26	391.67	8.72	294.20	6.80	447.09	9.58
30.04.2007	4,799.82	4,494.86	304.96	6.78	218.69	5.05	344.40	7.37
31.03.2007	5,361.60	4,485.30	876.30	19.54	865.48	20.03	896.85	19.24
28.02.2007	4,818.40	4,493.78	324.62	7.22	244.48	5.65	419.46	8.98
31.01.2007	4,750.73	4,478.77	271.96	6.07	196.81	4.57	361.00	7.75
31.12.2006	4,479.37	4,538.27	211.10	4.65	133.19	3.05	302.55	6.41
30.11.2006	4,643.45	4,458.39	185.06	4.15	125.76	2.93	256.01	5.52
31.10.2006	4,622.46	4,341.84	280.63	6.46	217.82	5.21	355.66	7.88
30.09.2006	5,638.30	5,300.26	338.05	6.38	150.43	2.93	561.11	10.25

ESSEN HYP

» www.essenhyp.de

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
Contact

Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	**Mortgage *Pfandbriefe* outstanding**	**cover**	**Surplus cover**	**in %**	**Not yet serving as cover**
31/08/2007	5,092.59	5,423.03	330.44	6.49	2,648.08
31/07/2007	4,667.55	5,245.28	577.73	12.38	2,930.82
30/06/2007	4,617.00	5,203.27	586.27	12.70	2,927.04
31/05/2007	4,607.48	4,812.40	204.92	4.45	2,901.46
30/04/2007	4,573.23	4,671.03	97.80	2.14	2,920.23
31/03/2007	4,548.19	4,843.75	295.56	6.50	2,881.98
28/02/2007	4,532.31	4,885.85	353.54	7.80	2,846.56
31/01/2007	4,542.22	4,836.07	293.85	6.47	2,778.49
31/12/2006	4,582.18	4,823.05	240.87	5.26	2,780.04
30/11/2006	4,458.75	4,676.47	217.72	4.88	2,620.46
31/10/2006	4,349.71	4,657.32	307.61	7.06	2,614.50
30/09/2006	5,300.00	5,483.00	183.00	3.45	2,554.70

* For technical reasons (e.g. due to the absence of evidence that the loan is secured by a first mortgage). The loans are usually included in the cover pool within not more than three months.

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

» www.essenhyp.de

Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*.

Date	in %
31/08/2007	13.98
31/07/2007	13.50
30/06/2007	13.46
31/05/2007	13.49
30/04/2007	13.60
31/03/2007	13.50
28/02/2007	13.59
31/01/2007	13.61
31/12/2006	13.47
30/11/2006	12.64
31/10/2006	12.76
30/09/2006	12.74

Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Commercial Properties in Euro m 30.06.2007

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and administrative buildings	Foreign countries	98.2	37.8	0.0	0.3	14.6	43.1	4.9	42.6	6.5	65.7	124.2	39.4
	West **	59.8	23.0	0.0	0.0	4.3	12.7	1.8	15.7	1.5	15.2	67.4	21.4
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	1.0	0.1	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	1.5	0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.5	0.5
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Shops	Foreign countries	28.0	10.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	28.0	8.9
	West **	62.2	24.0	0.3	100.0	13.0	38.3	3.8	33.0	0.0	0.0	79.0	25.1
	East ***	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.1
Hotels and restaurants	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.1
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other non-residential	Foreign countries	1.1	0.4	0.0	0.0	0.4	1.2	0.2	1.7	0.2	2.0	1.9	0.6

properties	West **	8.0	3.1	0.0	0.0	1.6	4.7	0.8	7.0	1.6	16.2	12.0	3.8
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Ware-houses and exhibition buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.5	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.2
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	127.3	49.0	0.0	0.0	15.0	44.2	5.1	44.3	6.7	67.7	154.1	48.9
	West **	132.2	50.9	0.3	100.0	18.9	55.8	6.4	55.7	3.2	32.3	160.7	51.0
	East ***	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.1
	Total	**259.7**	**100.0**	**0.3**	**100.0**	**33.9**	**100.0**	**11.5**	**100.0**	**9.9**	**100.0**	**315.0**	**100.0**

Residential Properties in Euro m

Purpose of property	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
Owned houses	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	149.4	68.3	0.1	33.3	13.8	52.3	1.1	32.4	0.2	0.0	164.5	65.8
	East ***	16.3	7.5	0.0	0.0	1.8	6.8	0.1	2.9	0.1	0.0	18.3	7.3
Owned flats	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	26.4	12.1	0.1	33.3	3.7	14.0	0.4	11.8	0.1	0.0	30.6	12.2
	East ***	0.7	0.3	0.0	0.0	0.1	0.4	0.1	2.9	0.0	0.0	0.9	0.4
Residen-tial con-struction for letting purposes	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	23.2	10.6	0.1	33.3	6.1	23.1	1.3	38.2	1.3	0.0	31.9	12.8
	East ***	2.6	1.2	0.0	0.0	0.9	3.4	0.4	11.8	0.0	0.0	3.9	1.6
Total residential properties	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	199.0	91.0	0.3	100.0	23.6	89.4	2.8	82.4	1.6	0.0	227.0	90.8
	East ***	19.6	9.0	0.0	0.0	2.8	10.6	0.6	17.6	0.1	0.0	23.1	9.2
	Total	**218.6**	**100.0**	**0.3**	**100.0**	**26.4**	**100.0**	**3.4**	**100.0**	**1.7**	**0.0**	**250.1**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	127.3	82.7	0.0	0.0	15.0	9.7	5.1	3.3	6.7	4.3	154.1	27.3
	West **	331.2	85.4	0.6	100.0	42.5	11.0	9.2	2.4	4.8	1.2	387.7	68.6
	East ***	19.8	85.0	0.0	0.0	2.8	12.0	0.6	2.6	0.1	0.4	23.3	4.1
	Total	**478.3**	**84.6**	**0.6**	**100.0**	**60.3**	**10.7**	**14.9**	**2.6**	**11.6**	**2.0**	**565.1**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 30.06.2007

Mortgage loans	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80 %**	**LTV 81-90 %**	**LTV >90 %**	**Total**	**in %**
Office and administrative buildings	France	18.0	0.0	6.0	3.0	3.0	30.0	19.5
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	35.0
	England	7.8	0.0	2.6	1.3	0.9	12.6	8.2
	Poland	17.3	0.0	1.9	0.0	0.0	19.2	12.5
	Switzerland	3.9	0.0	1.3	0.6	2.6	8.4	5.4
Shops	England	28.0	0.0	0.0	0.0	0.0	28.0	18.2
other nonresidential properties	England	1.1	0.0	0.4	0.2	0.2	1.9	1.2
Total commercial properties	France	18.0	0.0	6.0	3.0	3.0	30.0	19.5
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	35.0
	England	36.9	0.0	3.0	1.5	1.1	42.5	27.6
	Poland	17.3	0.0	1.9	0.0	0.0	19.2	12.5
	Switzerland	3.9	0.0	1.3	0.6	2.6	8.4	5.4
	Total	**127.3**	**0.0**	**15.0**	**5.1**	**6.7**	**154.1**	**100.0**

Residential Properties in Euro m 30.06.2007

Purpose of property	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
owned houses		0.0	0.0	0.0	0.0	0.0	0.0	0.0

Residential construction for letting purposes		0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total residential properties		0.	0.0	0.0	0.0	0.0	0.0	0.0
		0.0	0.0	0.0	0.0	0.0	0.0	0.0
	Total	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**

Total in Euro m 30.06.2007

Mortgage loans	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	35.0
	France	18.0	0.0	6.0	3.0	3.0	30.0	19.5
	England	36.9	0.0	3.0	1.5	1.1	42.5	27.6
	Poland	17.3	0.0	1.9	0.0	0.0	19.2	12.5
	Switzerland	3.9	0.0	1.3	0.6	2.6	8.4	5.4
	Total	**127.3**	**0.0**	**15.0**	**5.1**	**6.7**	**154.1**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer


ESSEN HYP

Home

Investor Relations

Credit Research

Bonds & Notes
Our Treasury Department
Jumbos/Globals
EMTN/DIP
AMTN/DIP
Securities Prospectus
Commercial Paper Program
Slimbos
Step Label
Bloomberg & Reuters Information

Financial Reports

International Real Estate Finance

Company

Info Pool / Press

Contact

Bonds & Notes

The German *Pfandbrief*

During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment – a clear proof of the *Pfandbrief*'s high level of safety. This is just one reason why *Pfandbriefe* account for as much as 26.2% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. In autumn 2003 the *Pfandbrief* issuers within the Association of German Pfandbrief Banks (vdp) agreed upon an amendment of the minimum standards for issuing Jumbo *Pfandbriefe*. The new standards envisage a minimum size of €750m for a newly issued Jumbo *Pfandbrief*, instead of previously €500m. Further, the issuer must increase the issue size to at least €1bn within 180 calendar days. Moreover, buybacks of Jumbo *Pfandbriefe* have been included in the minimum standards and subjected to strict transparency requirements. This requirement safeguards the status of Jumbo *Pfandbriefe* as a highly liquid market segment.

The updated minimum standards for the issuance of Jumbo *Pfandbriefe* enter into force with immediate effect, the Federal Cartel Office (Bundeskartellamt) having raised no objections.

More detailed information on the new minimum standards for the issuance of Jumbo *Pfandbriefe* is available on the website of the Association of **German Pfandbrief Banks.**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

» www.essenhyp.de

Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Aug 2007

Sec 28 PfandBG
Last update: June 2007
» more

Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

ESSEN HYP

» www.essenhyp.de

Home

Investor Relations

Credit Research

Bonds & Notes

* Our Treasury Department
* Jumbos/Globals
  * EMTN/DIP
  * AMTN/DIP
  * Securities Prospectus
* Commercial Paper Program
* Slimbos
* Step Label
* Bloomberg & Reuters Information

Financial Reports

International Real Estate Finance

Company

Info Pool / Press

Contact

Bonds & Notes

Our Treasury Department

Head of Capital Markets

- **Jens Remmers** Head of Capital Markets

Heads of Treasury Department

- **Günter Pless** Head of Treasury
- **Heidi Riedel** Deputy Head of Treasury
- **Oliver Schwarzer** Deputy Head of Treasury

Capital Markets	Money Markets	Derivatives
Andreas Bayer	**Michael Leineweber**	**Heiko Siede**
Elvira Stirnberg-Graumann	**Monika Rieks**	**Georg Schlüter**
Peter Kronenberg		
Christin Schmid		
Heinrich Strack		

Specialized Finance	Trading Support	Secretarial Support
Dr. Stefan Tilch	**Nico Ebert**	**Elke Joachimiak**
Claudia Retz		**Andrea Pehlke**
Martin Hofbauer		
Björn Hofmann		

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

» www.essenhyp.de

Bonds & Notes

Jumbos / Globals and their Increases
Amounts in EUR m Status: 31.07.2007

Security no	Increases by	Increases on	Issuing volume **in €**	Coupon	Maturity	Issue Date	Market makers	Ratings S&P/ Moody's	Ratings Fitch
257 402	250	04/06	1,273	5,250	22/01/08	15/01/98	1/2/4/5/7/10	AAA/Aaa	AAA
HBE 0BQ	500	03/06	2,000	2,750	11/03/08	11/03/05	1/6/18/27	AAA/Aaa	AAA
A0A 71Z	250	05/06	1,250	3,25	19/05/08	18/05/04	3/15/25/28	AAA/Aaa	AAA
A0A Y3F	500	02/06	2,500	3,000	17/06/08	10/03/04	1-3/5/6/13-15/18/25-27	AAA/Aaa	AAA
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aaa	AAA
169 713	750	07/06	2,950	3,500	26/09/08	17/09/03	1-6/13-15/18/25/26	AAA/Aaa	AAA
257 424	500	07/06	2,500	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aaa	AAA
HBE 0BA			2,000	2,75	27/02/09	19/01/05	1-6/8/14/15/18/25/29	AAA/Aaa	AAA
257 433	125	04/07	2,375	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aaa	AAA
HBE 0F1			2,500	3,000	28/09/09	19/01/06	1-6/9/11/14/18/25/27	AAA/Aaa	AAA
HBE 0AJ			2,000	3,250	17/11/09	17/11/04	1/5/18/26	AAA/Aaa	AAA
HBE 0E6			1,500	3,000	17/02/10	10/11/05	1/3/5/9/10/11/14/15/19/22/25/28	AAA/Aaa	AAA
HBE0DE			1,250	2,50	05/07/10	05/07/05	1/4/5/14	AAA/Aaa	AAA
257 461			5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aaa	AAA
HBE 0EK			1,000	2,750	21/09/11	14/09/05	3/15/25/28	AAA/Aaa	AAA
HBE 1NT			1,500	4,000	21/11/11	20/02/07	1-6/10/14/18/22/25/32/33/36	AAA/Aaa	AAA
HBE 1LM			1,200	3,75	28/09/12	28/09/06	1/3/4/9/18/22/25/30	AAA/Aaa	AAA
HBE 1MM			1,000	3,875	21/11/13	14/11/06	1-3/6/8/9/11/14/15/27/33-35	AAA/Aaa	AAA
HBE 1MP			1,000	3,875	21/11/16	14/11/06	1/2/5/10/11/18/19/22/26/27/30/32	AAA/Aaa	AAA
			35,565						

Bonds & Notes - Jumbos / Globals and their Increases - Amounts in EUR m Status: 30.09.2004 Seite 2 von 2

Security no	by	on	Issuing volume **in US-$**	Coupon	Maturity	Issue Date	Market makers	S&P
HBE 0FC			1,000	4,75	08/12/10	02/12/05	5/31	AAA
HBE 1MD			1,250	5,00	20/01/12	08/11/06	5/11/31	AAA
			2,250					

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC, 5=Dresdner Kleinwort Benson, 6=Deutsche Morgan Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Goldman Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=CDC Ixis, 16=Bankgesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothers, 22=Bayerische Landesbank, 23 =Paribas, 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg, 26=CSFB, 27=Citigroup Global Markets Limited Zweigniederlassung Deutschland, 28=CALYON Corporate and Investment Bank, 29=Nordea Markets Division, 30=UBS Limited, 31=Bear Stearns, 32=HSH Nordbank, 33=JP Morgan, 34=OKO-Bank, 35=Royal Bank of Scotland, 36=Caja de Ahorros y Monte de Piedad de Madrid

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

Bonds & Notes

Essen Hyp EUR 30,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €30bn Debt Issuance Program, which was launched on May 28, 1998 and increased to €30bn in April 2006, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Aug 2007

Sec 28 PfandBG
Last update: June 2007
» more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA	Aaa
Senior Unsecured Debt	A-	A1
Subordinated Debt	BBB+	A2

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Calyon, Citigroup, Commerzbank, Deutsche Bank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, UBS Warburg and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest » **Debt Issuance Program Prospectus 2007**.

Günter Pless
Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail:
Guenter.Pless@essenhyp.com

Fax Treasury: +49 201 8135-399

Christin Schmid
Capital Markets
Tel.: +49 201 8135-368
E-mail:
Christin.Schmid@essenhyp.com

Fax Treasury: +49 201 8135-399

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

Home

Investor Relations

Credit Research

Bonds & Notes
Our Treasury Department
Jumbos/Globals
EMTN/DIP
» AMTN/DIP
Securities Prospectus
Commercial Paper Program
Slimbos
Step Label
Bloomberg & Reuters Information

Financial Reports

International Real Estate Finance

Company

Info Pool / Press

Contact

Bonds & Notes

Essen Hyp A$ 5,000,000,000 Debt Issuance Program (DIP)

On October 13, 2006 Essen Hyp launched an A$ 5 billion Debt Issuance Program which permits the issue of both secured and unsecured bonds on the Australian market. The bank does not take any foreign exchange risks onto its books, given that these risks are hedged by €/A$ currency swaps. Drawings under the program are made in A$.

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA/ A-1+	Aaa
Senior Unsecured Debt	A-/A-2	A2
Mortgage *Pfandbriefe*	n.r.	Aa1
Short term issues	n.r.	P-1

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by ABN AMRO BANK N.V., Australian Branch. The dealers are ABN AMRO BANK N.V., Australian Branch, Commonwealth Bank of Australia, National Australia Bank Limited, Royal Bank of Canada and UBS AG, Australia Branch. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest » **Information Memorandum 2006**.

Günter Pless
Senior Vice President
Global Head of Treasury

Oliver Schwarzer
Deputy Head of Treasury

» www.essenhyp.de

Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Aug 2007

Sec 28 PfandBG
Last update: June 2007
» more

Ratings	**public-sector *Pfandbriefe***	**mortgage *Pfandbriefe***
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Tel.: +49 201 8135-360	Tel.: +49 201 8135-364
E-mail:	E-mail:
Guenter.Pless@essenhyp.com	**Oliver.Schwarzer@essenhyp.com**
Fax Treasury: +49 201 8135-399	Fax Treasury: +49 201 8135-399

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

Bonds & Notes

Securities Prospectus

Persons into whose possession the Euro 30,000,000,000 Debt Issuance Program Prospectus or the A$ 5,000,000,000 Medium Term Note Program Information Memorandum of Hypothekenbank in Essen Aktiengesellschaft (the "Issuer") , as amended or supplemented (the "Prospectus" or the "Information Memorandum"), or any final terms (the "Final Terms") of the offer of notes issued by the Issuer under its Euro 30,000,000,000 Debt Issuance Program (the "Notes") or any pricing supplement (the "Pricing Supplement") of the offer of medium term notes issued by the Issuer under its A$ 5,000,000,000 Medium Term Note Program (the MTNs) comes, are requested to inform themselves and to observe any legal restrictions on the distribution of the Prospectus or the Information Memorandum and any Final Terms or Pricing Supplements and the offering, sale and delivery of Notes or MTNs in the relevant jurisdiction, all as stated in the Prospectus or the Information Memorandum. Persons interested in purchasing any Notes or MTNs are additionally requested to study said legal restrictions in order to verify whether they qualify as an investor in such Notes or MTNs before purchasing any of them.

Accept

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Aug 2007

Sec 28 PfandBG
Last update: June 2007
» more

Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Home

Investor Relations

Credit Research

Bonds & Notes
Our Treasury Department
Jumbos/Globals
EMTN/DIP
AMTN/DIP
Securities Prospectus
» Commercial Paper Program
Slimbos
Step Label
Bloomberg & Reuters Information

Financial Reports

International Real Estate Finance

Company

Info Pool / Press

Contact

Bonds & Notes

Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clearstream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5m. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock

» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Aug 2007

Sec 28 PfandBG
Last update: June 2007
» more

Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's: A-2 (Standard & Poor's)
P-1 (Moody's)

Arranger:
Commerzbank AG

Frequent dealers:
Commerzbank AG, Deutsche Bank AG, Barclays London

Day-to-day dealer:
Citigroup, London; Dresdner Bank, FFM; Goldman Sachs, London; Ixis Corp & Inv. Bank, FFM; Lehman Brothers, London.

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €20bn in July 2002.

For further information please contact Essen Hyp's Money Market Desk:

Monika Rieks
Head of Short Term Desk
Tel.: +49 201 8135-371
E-mail:**Monika.Rieks@essenhyp.com**

Michael Leineweber
Tel.: +49 201 8135-372
E-mail:**Michael.Leineweber@essenhyp.com**

Fax Treasury: +49 201 8135-399

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

Home
Investor Relations
Credit Research
Bonds & Notes
Our Treasury Department
Jumbos/Globals
EMTN/DIP
AMTN/DIP
Securities Prospectus
Commercial Paper Program
» Slimbos
Step Label
Bloomberg & Reuters Information
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
Contact

Bonds & Notes

Slimbos

Slimbos (Short Liquid Money Market Bonds) are highly liquid money market bonds which have been issued on the German money markets since fall 2004. The banks issuing theses bonds must, as a minimum, have a long-term rating. Slimbos have become increasingly popular with both national and international investors.

Slimbos are short-term unsecured bearer bonds featuring a maturity of no more than two years. The minimum issuance volume is €500m. Slimbos are placed by bank syndicates of some four to six joint leads.

For trades between €1m and €15m market making is guaranteed by the lead managers. Slimbos are listed on a stock exchange within 30 days after their issue. The issuance volume may be increased at any time. Slimbos are traded electronically via Bloomberg Trading and Eurex Bonds. They are placed as retention deals.

Accordingly, Slimbos can be seen as the equivalent of Jumbo Pfandbriefe in the unsecured money markets.

Having now operated in the Slimbo market since July 2005, Essen Hyp plans to further expand its activities in this market segment in the future.

Outstanding

Security no	increases by	increases on	Issuing volume in EUR m	coupon	maturity
HBE 1NX	250	05/07	1.250	4,25	25/04/08
Total			**1.250**		

» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: July 2007
Sec 28 PfandBG
Last update: June 2007
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Economic and Interest

Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Home

Investor Relations

Credit Research

Bonds & Notes
Our Treasury Department
Jumbos/Globals
EMTN/DIP
AMTN/DIP
Securities Prospectus
Commercial Paper Program
Slimbos
» Step Label
Bloomberg & Reuters Information

Financial Reports

International Real Estate Finance

Company

Info Pool / Press

Contact

Bonds & Notes

Essen Hyp about to receive STEP label

Essen Hyp seeks to receive the STEP label for its European Commercial Paper Programs in spring 2007. STEP stands for 'Short-Term European Paper'.

The STEP label has been developed by ACI (The Financial Markets Association) and FBE (Fédération Bancaire de l'Union Européenne) in cooperation with the European Central Bank.

The aim of STEP is to foster the integration of the European markets for Short-Term Money Market Paper by laying down general market standards. This will enhance market liquidity and increase diversification opportunities.

The STEP Market Convention lays down the criteria and requirements to be fulfilled by an issuance program in order to be STEP compliant. These criteria and requirements relate to the format of documentation, settlement and the provision of data for the production of STEP statistics. The creditworthiness of the issuer, however, is not taken into account.

Issues qualifying for the STEP label are automatically eligible as Tier 1 securities of the ECB.

Accordingly, compliance with the STEP label is an additional quality feature for the benefit of our ECP Program investors.

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Aug 2007

Sec 28 PfandBG
Last update: June 2007
» more

Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

ESSEN HYP

Home

Investor Relations

Credit Research

Bonds & Notes

Our Treasury Department

Jumbos/Globals

EMTN/DIP

AMTN/DIP

Securities Prospectus

Commercial Paper Program

Slimbos

Step Label

» Bloomberg & Reuters Information

Financial Reports

International Real Estate Finance

Company

Info Pool / Press

Contact

Bonds & Notes

Bloomberg / Reuters

Bloomberg

Company description (1008Z GR <Equity> DES <GO>)

Management profile (1008Z GR <Equity> MGMT <GO>)

Reuters Dealing

HYES

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

» www.essenhyp.de

Search: [ ] go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Aug 2007

Sec 28 PfandBG
Last update: June 2007
» more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

ESSEN HYP

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
Financial Calendar
Order Service
International Real Estate Finance
Company
Info Pool / Press
Contact

Financial Reports

Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.

- **Annual Report 2006 (English version) pdf**
- **Press Release Annual Report 2006 (English version) pdf**

- **Annual Report 2005 (English version) pdf**
- **Press Release Annual Report 2005 (English version) pdf**

- **Annual Report 2004 (English version) pdf**
- **Press Release Annual Report 2004 (English version) pdf**

- **Annual Report 2003 (English version) pdf**
- **Press Release Annual Report 2003 (English version) pdf**

- **Annual Report 2002 (English version) pdf**
- **Press Release Annual Report (English version) pdf**

- **Annual Report 2001 (English version) pdf**
- **Press Release Annual Report (English version) pdf**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Aug 2007

Sec 28 PfandBG
Last update: June 2007
» more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

ESSEN HYP

Home

Investor Relations

Credit Research

Bonds & Notes

Financial Reports

» Financial Calendar

Order Service

International Real Estate

Finance

Company

Info Pool / Press

Contact

Financial Reports

Financial Calendar 2007/ 2008

Key Dates 2007

Mid-August 2007	Interim Report as of June 30, 2007
Mid-November 2007	Interim Report as of September 30, 2007

Key Dates 2008

March 13, 2008	Annual General Meeting and (Supervisory Board) Meeting on the 2007 Annual Accounts
March 14, 2008	Press Conference on the 2007 Annual Accounts and publication of the German version of our 2007 Annual Report
May 2008	Publication of the English version of our 2007 Annual Report
Mid-August 2008	Interim Report as of June 30, 2008
Mid-November 2008	Interim Report as of September 30, 2008

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

» www.essenhyp.de

Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Aug 2007

Sec 28 PfandBG
Last update: June 2007
» more

Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Home

Investor Relations

Credit Research

Bonds & Notes

Financial Reports

Financial Calendar

» Order Service

International Real Estate Finance

Company

Info Pool / Press

Contact

Order Service

These items are available:

- [ ] Annual Report 2006 English **(Download as PDF)**
- [ ] Annual Report 2006 German **(Download as PDF)**

- [ ] Annual Report 2005 English **(Download as PDF)**
- [ ] Annual Report 2005 German **(Download as PDF)**

- [ ] Annual Report 2004 English **(Download as PDF)**
- [ ] Annual Report 2004 German **(Download as PDF)**

- [ ] Annual Report 2003 English **(Download as PDF)**
- [ ] Annual Report 2003 German **(Download as PDF)**

- [ ] Annual Report 2002 English **(Download as PDF)**
- [ ] Annual Report 2002 German **(Download as PDF)**

- [ ] Annual Report 2001 English **(Download as PDF)**
- [ ] Annual Report 2001 German **(Download as PDF)**

- [ ] Annual Report 2000 English **(Download as PDF)**
- [ ] Annual Report 2000 German **(Download as PDF)**

Please forward this order to:

Surname*

» www.essenhyp.de

Search: [ ] go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Aug 2007

Sec 28 PfandBG
Last update: June 2007
» more

Ratings	**public-sector *Pfandbriefe***	**mortgage *Pfandbriefe***
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

First name*	
Street*	
Town*	
Postal code / Zip code*	
Country*	
E-mail	@
Phone	
Fax	

* mandatory fields

OK Reset

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

» www.essenhyp.de

International Real Estate Finance

Borrower-specific financing structures

Borrower-specific financing structures.
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, we will issue an irrevocable lending commitment within a period of time agreed with you. The entire financing transaction – from counseling via loan commitment and disbursement to full redemption – will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.



City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

Home

Investor Relations

Credit Research

Bonds & Notes

Financial Reports

International Real Estate Finance

Borrower-specific Financing-Structures

» Specialist Knowledge

Contacts

Company

Info Pool / Press

Contact

» www.essenhyp.de

International Real Estate Finance

Specialist knowledge

Quality is the key to success.
We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Our credit decision is based on the in-depth analysis and evaluation of all risks that are inherent in a transaction. Important factors to be looked at are the state of the property, location, investment profitability and tenant credit quality. Each property to be financed is appraised by our internal appraisers or by external specialists who are based in the region concerned and have to give evidence of their qualification and their experience with regard to the respective property type. The question as to whether a property can be used for multiple purposes and the cash flows from rental income are the most important parameters in our project analyses. We are only prepared to accept a loan transaction if our analysis comes to the conclusion that the project meets our high requirements for profitability and safety and that the risks are calculable over the long term.

The standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.



Long Acre, London

In Central London, a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully restored by 2003. All offices will allow a flexible room shaping and design, thus meeting the needs of first-class companies with specific requirements.

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

International Real Estate Finance

Contacts

If you require further information, please do not hesitate to contact us for specific and personalized advice:

Headquarters

Hypothekenbank in Essen AG
International Real Estate Finance - Marketing
Gildehofstraße 1
45127 Essen
Germany

Barbara Wittenbrink, Senior Associate
Tel.: +49 201 8135-471
Fax: +49 201 8135-297

Representative Offices

Great Britain
Hypothekenbank in Essen AG
Representative Office Great Britain
6th Floor
60 Gracechurch Street
London EC3V 0HR
Great Britain

Rainer Polenz, General Manager
Tel.: +44 20 72 83 31 42
Fax: +44 20 72 83 26 49

France

Hypothekenbank in Essen AG
Representative Office France
9, avenue de Friedland
75008 Paris
France

Franca Zachert, General Manager
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39

Belgium
Hypothekenbank in Essen AG
Representative Office Belgium
Rue de l´Amazone 2
1050 Bruxelles
Belgium

Tel.: +32 25 34 95 95
Fax.:+32 25 34 96 96

Company

Success needs far-sightedness

Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just one decade. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to **contact** us and we will be happy to provide you with any information you require.

▷ 15 Years of Hypothekenbank in Essen AG

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

» www.essenhyp.de

Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Aug 2007

Sec 28 PfandBG
Last update: June 2007
» more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade

» more

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
» Corporate Governance Code
Organization Chart
10 Successful Years in Retrospect
Committees
Branches & Offices
External Links
Imprint
Info Pool / Press
Contact

Investor relations

Corporate Governance Code of Hypothekenbank in Essen AG

The German Corporate Governance Code Commission set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The shares of Essen Hyp are not listed on a stock exchange. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp

Nevertheless, and in view of maximum transparency, Essen Hyp expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Essen Hyp complies with most of the requirements set out in the German Corporate Governance Code. Given that Essen Hyp's shares are not listed on a stock exchange and that the bank is thus not in a position to satisfy those requirements of the Code that are mandatory for listed companies, the bank does not expressly state which recommendations of the Corporate Governance Code are not complied with for this reason.

▷ **Declaration of Conformity with the German Corporate Governance Code (March 21, 2007)** (PDF)

▷ **Declaration of Conformity with the German Corporate Governance Code (April 24, 2006)** (PDF)

▷ **Corporate Governance Code of Hypothekenbank in Essen**

» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Aug 2007

Sec 28 PfandBG
Last update: June 2007
» more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Aktiengesellschaft (PDF)

▷ **Declaration of Compliance with the German Corporate Governance Code (March 17, 2005)** (PDF)

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

Declaration of Conformity with the German Corporate Governance Code

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. Accordingly, certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, first announced in the official section of the electronic version of the Federal Gazette (*Bundesanzeiger*) on August 20, 2002 and amended on June 2, 2005, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 3.10 there is no yearly Corporate Governance Report in the bank's Annual Report.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Contrary to Section 4.2.5 disclosure is not made in a compensation report.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. As the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Risk Committee of

the Supervisory Board, which also deals with the bank's market, liquidity, credit, counterparty and operational risks, as well as with any other risks that do not belong to any of the mentioned risk categories. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Pursuant to Section 5.4.3 proposed candidates for the Supervisory Board chair shall be announced to the shareholders. Due to the fact, however, that no shares of Essen Hyp are in free flow or listed on a stock exchange and that the bank has only two shareholder groups, this provision is not relevant to Essen Hyp.

Contrary to Section 5.4.6 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 such conflicts of interest are not formally dealt with at the General Meeting.

Due to the fact that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the main source of information available to them.

Essen, March 21, 2007

The Board of Managing Directors — The Supervisory Board

Declaration of Conformity with the German Corporate Governance Code

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. Accordingly, certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, first announced in the official section of the electronic version of the Federal Gazette (*Bundesanzeiger*) on August 20, 2002 and amended on June 2, 2005, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 3.10 there is no yearly Corporate Governance Report in the bank's Annual Report.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. As the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Risk Committee of the Supervisory Board, which also deals with the bank's market, liquidity, credit, counterparty and operational risks, as well as with any other risks that do not belong to any of the

mentioned risk categories. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Pursuant to Section 5.4.3 proposed candidates for the Supervisory Board chair shall be announced to the shareholders. Due to the fact, however, that no shares of Essen Hyp are in free flow or listed on a stock exchange and that the bank has only two shareholder groups, this provision is not relevant to Essen Hyp.

Contrary to Section 5.4.6 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 such conflicts of interest are not formally dealt with at the General Meeting.

Due to the fact that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the main source of information available to them.

Essen, April 24, 2006

The Board of Managing Directors The Supervisory Board

Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft, Essen

1. Preamble

1.1 Implementation of the German Corporate Governance Code.

The German Corporate Governance Code Commission (the "Code Commission") set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The German Corporate Governance Code contains the following three elements:

- a presentation of applicable law
- recommendations of the Code Commission regarding the management and supervision of companies
- suggestions

This Code of best practice, as amended on June 2, 2005, has been officially published by the Federal Ministry of Justice, and is complemented by a provision in the German Stock Corporation Act (*AktG*) pursuant to which the Board of Managing Directors and the Supervisory Board of listed stock corporations (*Aktiengesellschaften*) are required to declare every year whether these recommendations were complied with and which recommendations were not applied (the "comply or explain declaration").

The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (hereinafter referred to as the "Code") complies with the requirements set out in the German Corporate Governance Code, except from those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not set up consolidated accounts.

The Code clarifies the rights of shareholders who provide Essen Hyp with the necessary equity capital and bear the entrepreneurial risk. At the same time, it presents the rules set out in the Articles of Association and the rules of procedure for the Supervisory Board and the Board of Managing Directors.

1.2 Board system of Hypothekenbank in Essen Aktiengesellschaft

A dual board system is prescribed by law for Hypothekenbank in Essen Aktiengesellschaft as a German stock corporation.

The Board of Managing Directors is responsible for managing the company. Its members are jointly accountable for the management of the company, whereby the individual members are responsible for the areas assigned to them within the framework of Board resolutions. The Chairman of the Board of Managing Directors coordinates the work of the Board members. Subject to certain legal provisions, such as Section 15 of the German Banking Act (*KWG*), Board resolutions are passed with the majority of votes cast.

The Supervisory Board appoints, supervises and advises the members of the Board of Managing Directors and is directly involved in decisions of fundamental importance to the company. The Chairman of the Supervisory Board coordinates the work of the Supervisory Board.

Two thirds of the members of the Supervisory Board are elected by the shareholders at the General Meeting. The two remaining members of the Supervisory Board are staff representatives who are elected by the bank's employees at a secret ballot. The Chairman of the Supervisory Board is appointed by the Commerzbank Aktiengesellschaft, being the majority shareholder. His deputy is appointed by the minority shareholder. Subject to certain legal provisions, Supervisory Board resolutions are passed with the majority of votes cast. In the case of a tie – also at elections – the Chairman of the meeting has the casting vote. Both, the representatives elected by the shareholders and the staff representatives are obliged to act in the company's best interests.

The company's accounting follows the 'true and fair view' principle and presents a view of the company's net assets, financial position and earnings situation that corresponds to the actual circumstances.

As a rule this Code will be reviewed and, if necessary, adjusted once a year in the light of national and international developments and changes within the company.

2 Shareholders and General Meeting

2.1 Shareholders

2.1.1 Shareholders exercise their rights at the General Meeting and vote there.

2.1.2 Each share carries one vote. There are no shares with multiple voting rights, preferential voting rights (golden shares) or maximum voting rights.

2.2 General Meeting

2.2.1 The Board of Managing Directors submits the Annual Financial Statements to the General Meeting. The General Meeting decides on the appropriation of profit and the discharge of the acts of the Board of Managing Directors and of the Supervisory Board. It also elects the shareholders' representatives to the Supervisory Board and the auditors.

Furthermore, the General Meeting decides on the Articles of Association, the object of the company, amendments to the Articles of Association and essential corporate measures such as, in particular, inter-company agreements and transformations and the issuance of new shares, convertible bonds, bonds with warrants and profit-sharing certificates, or it authorizes the Board of Managing Directors to issue them with the approval of the Supervisory Board. In addition, the General Meeting decides on the authorization to purchase own shares.

2.2.2 When new shares are issued, shareholders shall have a subscription right reflecting their respective share of the equity capital, unless the General Meeting decides otherwise.

2.2.3 Each shareholder is entitled to participate in the General Meeting, to take the floor on matters on the agenda and to submit materially relevant questions and proposals.

2.2.4 The Chairman of the General Meeting shall ensure that the meeting runs smoothly. In this, he shall take into consideration that an ordinary General Meeting is completed after four to six hours.

2.3 Invitation to the General Meeting, Proxies

2.3.1 The Board of Managing Directors shall convene the General Meeting at least once a year, giving details of the agenda. A quorum of shareholders is entitled to require that a General Meeting be convened and the agenda extended. The Board of Managing Directors shall not only make available the reports and documents that are required by law for the General Meeting, including the Annual Report, during the meeting itself, but also send them to the shareholders on request.

2.3.2 The bank facilitates the personal exercising of shareholders' rights and also assists the shareholders in the use of proxies. The Board of Managing Directors arranges for the appointment of a representative to exercise shareholders' voting rights in accordance with their instructions.

3 Cooperation between the Board of Managing Directors and the Supervisory Board

3.1 The Board of Managing Directors and the Supervisory Board shall cooperate closely to the benefit of the company.

3.2 The Board of Managing Directors coordinates the bank's business strategy with the Supervisory Board and discusses the current state of strategy implementation with the Supervisory Board at regular intervals.

3.3 Pursuant to specific provisions set out in the Articles of Association, by the Supervisory Board and in the German Banking Act (*KWG*), transactions of fundamental importance require the approval of the Supervisory Board. These transactions include decisions or measures which fundamentally alter the company's asset, financial or earnings situation, as well as fundamental credit decisions.

3.4 Providing the Supervisory Board with sufficient information is the joint responsibility of the Board of Managing Directors and the Supervisory Board.

The Board of Managing Directors shall inform the Supervisory Board regularly, without delay and comprehensively, about all issues that are relevant to Essen Hyp with regard to planning, business development, the risk situation and risk management. The Board of Managing Directors reports on deviations of the actual plans from previously formulated targets, indicating the reasons for these deviations.

The Supervisory Board specifies the information and reporting duties of the Board of Managing Directors. The reports of the Board of Managing Directors to the Supervisory Board are, as a rule, to be submitted in writing. Documents required for decision-making such as, in particular, the Annual Financial Statements and the Auditors' Report are, to the extent possible, forwarded to the members of the Supervisory Board in due time prior to the meeting.

3.5 Good corporate governance requires an open discussion between the Board of Managing Directors and the Supervisory Board, as well as amongst the members within the Board of Managing Directors and the Supervisory Board. The strict observance of confidentiality is of paramount importance for this.

All Board members shall ensure that the staff members they employ also comply with the obligation to maintain confidentiality.

3.6 As necessary, the Supervisory Board meets without the Board of Managing Directors.

3.7 In the event of a takeover offer the Board of Managing Directors and the Supervisory Board of the bank, as the target company, must submit a statement of their reasoned position so that the shareholders can make an informed decision on the bid.

After the announcement of a takeover bid, the Board of Managing Directors may not take any actions outside the ordinary course of business that could prevent the success of the bid unless the Board of Managing Directors has been authorized by the General Meeting, or the Supervisory Board has given its approval. In making their decisions, the Board of Managing Directors and the Supervisory Board are obliged to act in the best interests of the shareholders and of the company.

3.8 The members of the Board of Managing Directors and the Supervisory Board shall comply with the rules of proper corporate management. If they violate the due care and diligence of a prudent and conscientious member of the Board of Managing Directors or the Supervisory Board, they are liable to the bank for damages.

The bank has taken out a directors' and officers' liability insurance (D&O insurance) policy for the Board of Managing Directors and the Supervisory Board, placed through the majority shareholder, the Commerzbank Aktiengesellschaft. A suitable deductible has been agreed for both the members of the Board of Managing Directors and the members of the Supervisory Board.

3.9 Pursuant to Section 15 of the German Banking Act (*KWG*) the extension of loans from the company to members of the Board of Managing Directors or the Supervisory Board or their relatives (spouses and children who are still minors) requires the unanimous approval of the Board of Managing Directors, as well as the prior consent of the Supervisory Board.

3.10 The Board of Managing Directors and the Supervisory Board shall report on possible deviations from the recommendations of the German Corporate Governance Code once every year. The company shall keep previous Declarations of Conformity wit the Code available for viewing on its website for five years.

4 The Board of Managing Directors

4.1 Tasks and Responsibilities

4.1.1 The Board of Managing Directors is responsible for independently managing the company. In doing so, it is obliged to act in the company's best interests and undertakes to increase the sustainable value of the company.

4.1.2 The Board of Managing Directors develops the company's strategy, coordinates it with the Supervisory Board and ensures its implementation.

4.1.3 The Board of Managing Directors shall ensure that all provisions set out by law are complied with.

4.1.4 The Board of Managing Directors ensures appropriate risk management and risk controlling within the company.

4.2 Composition and Compensation

4.2.1 The Board of Managing Directors is composed of several persons and has a Chairman. Rules of procedure, which require the approval of the Supervisory Board, govern cooperation within the Board of Managing Directors. The Board of Managing Directors cooperates on a basis of trust with the bank's other bodies and the employee representatives to the benefit of the company.

4.2.2 The compensation of the members of the Board of Managing Directors is fixed by the Presiding Committee of the Supervisory Board at an appropriate amount, based on a performance assessment. Criteria for determining the appropriateness of the compensation are, in particular, the tasks of the respective Board member, his personal performance, the performance of the Board of Managing Directors as a whole, the economic situation, and the performance and future prospects of the bank, taking into account its competitors.

4.2.3 The overall compensation of the members of the Board of Managing Directors comprises a fixed salary and variable elements. The variable part of the compensation includes both result- and performance-linked components and is based on the achievement of the bank's business success, the results of the business segments for which the respective Board member is responsible, and his individual performance. All compensation components must be appropriate, both individually and in total.

4.2.4 The compensation of the members of the Board of Managing Directors is reported in the Notes to the Annual Accounts, broken down into fixed salary and variable components, each in a single sum.

4.3 Conflicts of Interest

4.3.1 During their employment with Essen Hyp, the members of the Board of Managing Directors are subject to a comprehensive non-competition obligation.

4.3.2 In connection with their work, the members of the Board of Managing Directors and employees may neither demand nor accept from third parties payments or other benefits for themselves or for any other person, nor grant any unlawful advantage to third parties.

4.3.3 The members of the Board of Managing Directors are bound by the company's best interests. No member of the Board of Managing Directors will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

4.3.4 Each member of the Board of Managing Directors must disclose conflicts of interest to the Supervisory Board without delay and inform the other members of the Board of Managing Directors. All transactions between the company and the members of the Board of Managing Directors, persons they are closely related to or companies they have a personal association with must meet the standards that are customary in the sector. Important transactions require the approval of the Supervisory Board or the Committee responsible according to the rules of procedure of the Supervisory Board.

4.3.5 Sideline activities of the members of the Board of Managing Directors, especially Supervisory Board mandates outside the company, are subject to the approval of the Supervisory Board.

5 The Supervisory Board

5.1 Tasks and Responsibilities

5.1.1 The task of the Supervisory Board is to provide continuous advice to, and to monitor the work of the Board of Managing Directors in the management of the company. The Supervisory Board must be involved in all decisions that are of fundamental importance to the bank.

5.1.2 The Supervisory Board appoints and dismisses the members of the Board of Managing Directors. Together with the Board of Managing Directors, the Presiding Committee of the Supervisory Board ensures that there is long-term successor planning. The Supervisory Board has delegated the preparations for the appointment of members to the Board of Managing Directors to the Presiding Committee, which also lays down the conditions of the employment contracts, including compensation.

A re-appointment prior to one year before the end of the appointment period with a simultaneous termination of the current appointment may only take place under special circumstances. For members of the Board of Managing Directors there is a fixed age limit of 65 years.

5.1.3 The Supervisory Board has issued rules of procedure.

5.2 Tasks and Powers of the Chairman of the Supervisory Board

The Chairman of the Supervisory Board coordinates the work within the Supervisory Board, chairs its meetings and attends to the affairs of the Supervisory Board externally.

The Chairman of the Supervisory Board also chairs the Presiding Committee which, inter alia, deals with the employment contracts of the members of the Board of Managing Directors.

The Chairman of the Supervisory Board maintains close contact with the Board of Managing Directors, and with the Chairman in particular, in order to discuss the strategy, business development and risk management of the bank. The Chairman of the Supervisory Board shall, without delay, be informed by the Chairman of the Board of Managing Directors of any events material for the assessment of the bank's situation and development, or for the management of the bank. The Chairman of the Supervisory Board shall then inform the Supervisory Board and, as necessary, convene an extraordinary meeting of the Supervisory Board.

5.3 Formation of Committees

5.3.1 Depending on the specific features of the company and the number of Supervisory Board members, the Supervisory Board has formed a Presiding Committee and a Risk Committee from within itself. These two committees serve to increase the efficiency of the Supervisory Board's work and deal with more complex issues. The Chairman of each committee regularly reports to the Supervisory Board on the work of the respective committee.

5.3.2 The rules of procedure of the Supervisory Board provide for committees to make decisions in place of the Supervisory Board. The Presiding Committee prepares Supervisory Board meetings, at which personnel decisions are to be made.

5.3.3 The Supervisory Board can delegate other subjects to be handled by one or several committees. These subjects include the strategy of the bank, the compensation of the members of the Board of Managing Directors, investments and financing.

5.4 Composition and Compensation

5.4.1 When submitting proposals for the election of Supervisory Board members, care shall be taken that the Supervisory Board, is, at all times, composed of members who, as a whole, have the required knowledge, ability and expertise to properly complete their tasks and are sufficiently independent. Furthermore, the international activities of the company and potential conflicts of interest are taken into account.

5.4.2 To ensure the Supervisory Board's independent advice and supervision of the Board of Managing Directors, the Supervisory Board shall include what it considers an adequate number of members. A Supervisory Board member is considered independent if he or she has no business or personal relations with the company or its Board of Managing Directors which cause a conflict of interest. Not more than two former members of the Board of Managing Directors shall be a member of the Supervisory Board. Moreover, Supervisory Board members shall not hold directorships or similar positions with main competitors of the company or provide any advisory services to them.

5.4.3 It shall not be the rule for the former Chairman of the Board of Managing Directors or a member of the Board of Managing Directors to become Supervisory Board Chairman or the Chairman of a Supervisory Board committee. If this is intended, special reasons shall be presented to the annual general meeting.

5.4.4 The members of the Supervisory Board shall ensure that they have sufficient time to perform their mandate. Members of the Board of Managing Directors of a listed bank shall not accept more than five Supervisory Board mandates in non-group listed companies.

5.4.5 The election or re-election of all Supervisory Board members takes place at the same time, and as a rule for the longest admissible period of office. Elections to replace members are for the remaining period of office of a member of the Supervisory Board who resigns prematurely, or, if the resigning member's period of office was shorter than the regular period of office in accordance with sentence 1 of this Section, up to the end of the period of office of the other members of the Supervisory Board who have been appointed for the longest admissible period of office.

5.4.6 The compensation of the members of the Supervisory Board is specified in the Articles of Association. It is based upon the responsibilities and tasks of the members of the Supervisory Board, as well as the economic situation and performance of the bank. Also taken into account are the holding of a chair or deputy chair position in the Supervisory Board, as well as the Chairmanship and membership in any Supervisory Board committee.

The members of the Supervisory Board receive fixed as well as performance-related compensation. The latter is based upon the dividend payments to the bank's shareholders.

The compensation of the members of the Supervisory Board is reported in the Notes to the Annual Accounts, broken down according to components, each in a single sum. Should, by way of exception, compensation be paid to the members of the Supervisory Board or advantages extended for services provided individually, in particular, advisory or agency services, these payments are shown separately in the Notes to the Annual Accounts.

5.4.7 If a member of the Supervisory Board has taken part in less than half of the meetings of the Supervisory Board in a financial year, this will be noted in the Report of the

Supervisory Board.

5.5 Conflicts of Interest

5.5.1 All members of the Supervisory Board are bound to act in the company's best interests. No member of the Supervisory Board will pursue personal interests in his decisions, or use business opportunities intended for the company for himself.

5.5.2 Each member of the Supervisory Board shall inform the Chairman of the Supervisory Board of any conflicts of interest, especially those which may result from a consultant or directorship position with clients, suppliers, lenders or other business partners. If necessary, the Chairman of the Supervisory Board will then have the Presiding Committee discuss the issue. The Chairman of the Supervisory Board shall disclose his own conflicts of interest to the Supervisory Board or the Presiding Committee.

5.5.3 Material and not merely temporary conflicts of interest with respect to the person of a Supervisory Board member shall result in the termination of his mandate.

5.5.4 Advisory and other service agreements between a member of the Supervisory Board and the bank require the Supervisory Board's approval.

5.6 Examination of Efficiency

The Supervisory Board shall examine the efficiency of its activities on a regular basis.

6 Transparency

6.1 The Board of Managing Directors must disclose insider information directly relating to the company without delay unless it is exempted from the disclosure requirement in an individual case.

6.2 As soon as the bank becomes aware of the fact that an individual acquires, sells or by any other means exceeds or falls short of 5, 10, 25, 50 or 75% of the voting rights in the bank, the Board of Managing Directors shall disclose this fact without delay.

6.3 The bank's treatment of all shareholders in respect of information shall be the same. The bank shall also disclose all new facts made known to financial analysts and similar addressees to its shareholders without delay.

6.4 The bank shall use suitable communication media, such as the internet, to inform shareholders and investors in a prompt and uniform manner.

6.5 Any information which the bank discloses abroad in compliance with applicable capital market law provisions will also be disclosed domestically without delay.

6.6 As part of the bank's regular information policy, the dates of its most important regular publications (including the Annual Report, Interim Reports, General Meeting) are published sufficiently in advance in a 'financial calendar'.

6.7 Any information on the bank disclosed by the bank itself shall also be published on the bank's website. The website shall have a clear structure.

7.1 Reporting

7.1.1 Third parties receive their information through the Annual Financial Statements. During the financial year, they receive additional information in the form of Interim Reports that are published at the end of the second and third quarters. The Annual Financial Statements and Interim Reports are prepared according to national legislation, i.e. the provisions set out in the German Commercial Code (*HGB*), which also form the basis for taxation.

7.1.2 The Annual Financial Statements are prepared by the Board of Managing Directors and examined by the auditors and the Supervisory Board. In addition, the Financial Reporting Enforcement Panel (*Prüfstelle für Rechnungslegung*) and the Federal Financial Supervisory Authority (*BaFin*) are authorized to check that the Annual Financial Statements comply with the applicable accounting regulations (enforcement).The Annual Financial Statements shall be publicly accessible within 90 days of the end of the financial year; Interim Reports shall be publicly accessible within 45 days of the end of the reporting period.

7.1.3 The bank publishes a list of third party companies in which it has a participating interest that is not of minor importance for the bank. The trading portfolios of the bank, on which voting rights are not exercised, are disregarded in this context. In accordance with the German Commercial Code (*HGB*) the following information is provided in the bank's Annual Accounts: name and registered office of the bank, the amount of the interest, the amount of equity and the operating result of the past financial year.

7.1.4 Notes on the relationships with shareholders who are considered 'related parties' pursuant to the applicable accounting regulations, shall be provided in the Annual Financial Statements.

7.2 Audit of the Annual Financial Statements

7.2.1 Prior to submitting a proposal for election, the Supervisory Board will obtain a statement from the proposed auditor stating whether, and where applicable, which business, financial, personal and other relationships exist between the auditor and its executive bodies and head auditors on the one hand, and the bank and its Board members on the other hand, that could call its independence into question. This statement shall include the extent to which other services were performed for the bank in the past year, especially in the field of consultancy, or which are contracted for the following year.

The Supervisory Board agrees with the auditor that the Chairman of the Supervisory Board will be informed immediately of any grounds for disqualification or partiality occurring during the audit, unless such grounds are removed immediately.

7.2.2 The Supervisory Board shall commission the auditor to carry out the audit and conclude an agreement on the latter's fee.

7.2.3 The Supervisory Board shall arrange for the auditor to report on all facts and events of importance for the tasks of the Supervisory Board which arise during the performance of the audit.

The Supervisory Board shall arrange for the auditor to inform it and/or note in the Auditors' Report if, during the performance of the audit, the auditor comes across facts which show a misstatement by the Board of Managing Directors and Supervisory Board on the Corporate Governance Code.

7.2.4 The auditor takes part in the Supervisory Board's deliberations on the Annual Financial Statements and reports on the relevant results of the audit. He is available to answer the questions the members of the Supervisory Board may have.

Declaration of Compliance with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (*AktG*)

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, the Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This explains why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, announced in the official section of the electronic Federal Gazette (*Bundesanzeiger*) on May 21, 2003, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. Given that the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Risk Committee of the Supervisory Board, which also deals with the bank's market, liquidity, credit, counterparty and operational risks, as well as with any other risks that do not belong to any of the mentioned risk categories. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Contrary to Section 5.4.5 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 the General Meeting is not informed about such conflicts of interest.

Given that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the only source of information available to them.

Essen, March 17, 2005

The Board of Managing Directors   The Supervisory Board

ESSEN HYP

Company

Organization Chart

Chairman of the Board of Managing Directors
Hubert Schulte-Kemper

Corporate Division I
Corporate Management Center

Head: Dr. G. Stricker
Deputy Head:
N. Wittkopf

- Secretariat to the Board of Managing Directors
- Investor Relations
- Corporate Communications
- Public Relations
- Strategy
- Personnel
- Group Reporting

Corporate Division III
Real Estate Finance

Head: W. Salomo
Deputy Head:
W. Böving

- National Real Estate Finance Marketing
- International Real Estate Finance Marketing
- Representative Offices
- Branches

Member of the Board of Managing Directors
Wolfgang Groth

Corporate Division II
Capital Markets

Head: J. Remmers
Deputy Heads:
G. Pless, M. Bartling

- Treasury
- Bank Management
- Research

Corporate Division IV
Services

Head: H. Möller
Deputy Head:
R. Kruse

- IT- Compliance
- IT- Development
- IT- Production
- Organization

Member of the Board of Managing Directors
Burkhard Dallosch

Corporate Division V
Finance

Head: N. Boddenberg
Deputy Head:
J. Wihler

- Accounting and Tax
- Operations Global Markets
- Risk Controlling

Corporate Division VI
Transaction Management

Head: C. Angott
Deputy Heads:
I. Plange, Chr. Bungarten

- Transaction Management (national/ international)
- Credit Research
- Mortgage Lending Risk Management
- Loan Foreclosure

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

Company

10 Successful Years in Retrospect

Figures in Euro m, year-end balance *)	**1987**	**1997**	**1998**	**1999**	**2000**	**2001**	**2002**	**2003**	**2004**	**2005**	**2006**
Claims outstanding:											
Mortgage loans	108	1,715	1,827	1,841	2,271	3,003	4,290	5,822	7,258	6,926	8,074
Public-sector loans	603	29,389	35,873	39,810	36,097	36,841	35,870	34,764	33,102	35,824	33,249
Bonds and notes **)	31	2,689	5,918	10,701	16,493	24,349	24,286	25,179	30,588	39,855	45,109
Other claims	0	672	888	1,591	2,415	2,703	4,035	5,647	5,047	7,352	12,788
Bonds and notes issued:											
Mortgage *Pfandbriefe*	39	1,219	1,087	1,078	1,272	1,305	1,884	2,703	4,173	4,250	4,667
Public-sector *Pfandbriefe*	819	30,077	38,684	48,379	47,015	54,519	50,738	51,477	52,571	60,972	75,643
Other bonds and notes / other liabilities	0	3,418	4,872	5,281	9,170	12,182	16,855	18,452	20,855	25,770	20,162
New lending commitments:											
Mortgage loans	135	266	415	574	1,216	1,366	1,627	2,517	1,956	1,770	2,026
Public-sector loans	875	14,238	14,856	16,706	13,714	5,297	4,235	7,148	4,538	10,898	9,746
Bonds and notes**)	31	2,907	4,518	6,771	12,494	16,632	12,420	8,016	10,541	16,156	22,495
Capital and reserves:											
Subscribed capital and reserves***)	41	311	377	454	426	554	554	584	654	699	749
Profit-sharing capital	0	129	187	243	255	279	284	324	319	293	288
Subordinated liabilities	0	155	189	244	244	298	297	348	358	290	373
Balance-sheet total:	1,103	35,471	45,596	55,905	58,771	69,553	70,979	74,299	79,461	92,781	102,357

Net interest and commission income:	5.0	125.8	149.9	168.6	161.2	170.9	187.5	213.5	205.9	249.3	252.1
General operating expenses:											
Personnel expenses	0.8	8.4	8.0	9.3	9.8	10.6	10.8	12.1	13.7	14.9	16.0
Other administrative expenses	0.7	5.9	7.1	8.2	8.9	9.5	9.4	11.2	14.4	16.5	22.1
Depreciation on and value adjustments to intangible and fixed assets	0.1	1.6	1.5	3.2	3.5	3.4	3.0	2.2	13.0	2.6	5.9
Operating result:	5.1	78.4	105.7	120.2	98.5	108.1	112.3	118.6	128.6	141.9	122.6
Net income for the year:	3.1	38.7	53.0	64.8	66.7	72.3	76.2	81.2	91.0	103.0	96.8

Notes:*) up to 1991 acc. to old accounting regulations
**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.
***) after deduction of unpaid capital subscriptions in 1993

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer



Home

Investor Relations

Credit Research

Bonds & Notes

Financial Reports

International Real Estate Finance

Company

Corporate Governance Code

Organization Chart

10 Successful Years in Retrospect

» Committees

Branches & Offices

External Links

Imprint

Info Pool / Press

Contact

Company

Committees

Board of Managing Directors

Hubert Schulte-Kemper, Chairman
Burkhard Dallosch
Michael Fröhner *(until March 31, 2007)*
Wolfgang Groth *(since April 1, 2007)*

Executive Vice Presidents

Norbert Boddenberg
Hans-Jürgen Kröncke
Jens Remmers

Trustees

Dieter Eberle, Lawyer
Dr. rer. pol. Thomas Geer, Deputy
Franz-Josef Schwarzhof (*since April 1, 2007*), Deputy

Supervisory Board

Michael Reuther
Chairman *(since March 21, 2007)*
Member of the Board of Managing Directors, Commerzbank AG

Dipl. oec. Berta Schuppli
Deputy Chairman

Erich Labs
Employee representative
Hypothekenbank in Essen AG

Kurt Müller
Employee representative
Immobilienexpertise GmbH

» www.essenhyp.de

Search: go

vdp-Pfandbrief Curve

» more

Credit Research
Last update: Aug 2007

Sec 28 PfandBG
Last update: June 2007
» more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Wolfgang Hartmann Member of the Board of Managing Directors, Commerzbank AG	Dr. Eric Strutz Chairman *(until March 21, 2007)* Member of the Board of Managing Directors, Commerzbank AG

Advisory Council

Dr. Axel Frhr. v. Ruedorffer Chairman Member of the Central Advisory Board, Commerzbank AG	Dr. Friedel Abel
Harold Hörauf Member of the Supervisory Board HSBC Trinkaus & Burkhardt KGaA	Dr. Hans-Joachim Jacob Auditor
Dr. Alfred Tacke Chairman of the Board of Managing Directors, STEAG AG	Uwe Kruschinski Member of the Board of Managing Directors, Landesbank Berlin AG
Priv. Doz. Dr. Ulf R. Siebel Lawyer	Franz Grave Auxiliary Bishop
Dr. Udo Scheffel Chairman of the Management Board of the GBW AG Bayerische Wohnungs-Aktiengesellschaft	Dr. Wolfgang Schuppli Lawyer

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

Company

Branches and Offices

Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00

Registered under
HRB Essen No. 7083

E-mail: **info@essenhyp.com**
Internet: **www.essenhyp.com**

Lending Offices

Berlin
Jägerstraße 58
D-10117 Berlin
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
berlin@essenhyp.com

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54
muenchen@essenhyp.com

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65
frankfurt@essenhyp.com

Hamburg
Fleethof- Stadthausbrücke 1
D-20355 Hamburg
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
hamburg@essenhyp.com

Representative Offices

Brussels
Rue de l'Amazone 2
1050 Bruxelles
Belgium
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
bruessel@essenhyp.com

London
6th Floor
60 Gracechurch Street
London EC3V 0HR
Great Britain
Tel.: +44 20 72 83 31 42
Fax: +44 20 72 83 26 49

» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Aug 2007

Sec 28 PfandBG
Last update: June 2007
» more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

london@essenhyp.com

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
paris@essenhyp.com

New York
845 Third Avenue
6th Floor, Suite 632
New York, NY 10022
USA
Tel.: + 1646 290 5132
Fax: + 1646 290 5001
newyork@essenhyp.com

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Corporate Governance Code
Organization Chart
10 Successful Years in Retrospect
Committees
Branches & Offices
» External Links
Imprint
Info Pool / Press
Contact

Company

External Links

- **Commerzbank - Our Major Shareholder**
- **vdp - Verband deutscher Pfandbriefbanken**
  (Association of German Pfandbrief Banks)

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» **more**



Credit Research
Last update: Aug 2007

Sec 28 PfandBG
Last update: June 2007
» **more**

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» **more**

» www.essenhyp.de
Search: [ ] go

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Corporate Governance Code
Organization Chart
10 Successful Years in Retrospect
Committees
Branches & Offices
External Links
» Imprint
Info Pool / Press
Contact

Company

Imprint



Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).

Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
▷ **E-mail: info@essenhyp.com**

Public Relations
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Secretariat to the Board of Managing Directors
Tel.: +49 201 8135-391

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Aug 2007

Sec 28 PfandBG
Last update: June 2007
» more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Fax: +49 201 8135-200

Board of Managing Directors
Hubert Schulte-Kemper
Wolfgang Groth
Burkhard Dallosch

We have tasked Commerzbank AG,
Rheinstr. 3, 65425 Rüsselsheim/Germany,
with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered Commerzbank AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the correspondence with notaries public, land registries, authorities and credit institutions, as well as the issuing of declarations in conjunction with our claims, legal charges and other securities.

Since July 2003 the STATER Deutschland GmbH & Co KG, Heussallee 18-24, 53143 Bonn, and since July 2006 the Nationalbank AG, Theaterplatz 8, 45127 Esssen, are also responsible for the credit service, i.e. the administration of loans.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
▷ E-mail: **info@ve-k.de**
▷ Internet: **www.ve-k.de**

ESSEN HYP

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
Downloads
Impressions
Capital Market Conference
Legal Disclaimer
Press
Contact

Info Pool/ Press

Success needs far-sightedness

This is where you will find facts and figures about Hypothekenbank in Essen AG, including our Annual and Interim Reports, which are available for download. If you wish to learn more about Hypothekenbank in Essen AG, just browse through our presentations on our recent roadshows and our last Capital Market Conference.

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Aug 2007

Sec 28 PfandBG
Last update: June 2007
» more

Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
» Downloads
Impressions
Capital Market Conference
Legal Disclaimer
Press
Contact

Info Pool/ Press

Downloads

These items are available:

Mozart-Roadshow Brussels

- Press photo 1 Mozart-Roadshow Brussels (JPG)
- Press photo 2 Mozart-Roadshow Brussels (JPG)
- Press photo 3 Mozart-Roadshow Brussels (JPG)
- Press photo 4 Mozart-Roadshow Brussels (JPG)

- Presentation Mozart-Roadshow Brussels (PDF)

- Your Partner in International Real Estate Financing

- **Half-year Financial Report 2007 (pdf)**
- **Annual Report 2006 (pdf)**
- Annual Report 2005 (pdf)
- Annual Report 2004 (pdf)
- Annual Report 2003 (pdf)
- Annual Report 2002 (pdf)
- Annual Report 2001 (pdf)

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Aug 2007

Sec 28 PfandBG
Last update: June 2007
» more

Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

ESSEN HYP

Info Pool/ Press

Impressions

- **Impressions of our Annual Reception on March 23, 2006**

- **03.03.2005, Hotel Metropol, Moskau**
- **10.02.2005, Stadshuset, Stockholm**
- **Impressions of our Annual Reception on March 17, 2005**

- **23.06.2004, John F. Kennedy Library, Boston**
- **21.06.2004, Mandarin Oriental, New York**

- **16.02.2004, Commerzbank-Tower, Frankfurt**
- **26.01.2004, Hotel Principe di Savoia, Milano**
- **13.01.2004, Szépmüvészeti Múzeumba, Budapest**
- **28.11.2003, Grand Hôtel Intercontinental, Paris**
- **27.11.2003, Victoria and Albert Museum, London**
- **21.11.2003, Fundacion Real Fábrica de Tapices, Madrid**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Aug 2007



Sec 28 PfandBG
Last update: June 2007
» more

Ratings	**public-sector *Pfand-briefe***	**mortgage *Pfand-briefe***
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
Downloads
Impressions
» Capital Market Conference
Legal Disclaimer
Press
Contact

Info Pool/ Press

4th Capital Market Conference June 15–16, 2005

The success story of our Capital Market Conferences continues

Over the years, the International Capital Market Conference of Hypothekenbank in Essen AG has become an internationally established forum for the German *Pfandbrief*. "It is a pleasure for us to continue our tradition of an open dialogue this year," emphasized Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors. The guest speech during the opening event was held by Gyula Horn, the former Prime Minister of the Republic of Hungary.

One key issue looked at during the conference was the new German *Pfandbrief* Act, which will come into effect in a few days. Since its foundation in 1987, Hypothekenbank in Essen AG has made a major contribution in establishing Jumbo and Global *Pfandbriefe* as an attractive investment – and in increasing their quality standards. Our success in this business segment made us one of the biggest private issuers worldwide. Demand from international investors for covered bonds has kept increasing. This is why several countries now launch covered bonds that are modeled on the German *Pfandbrief*. Consequently, our discussions focused on developing joint strategies to preserve and strengthen the *Pfandbrief's* position as an attractive investment, combining attractive yields and low risk. Other issues discussed during the conference include issuance conditions for covered bonds, true sales, structured *Pfandbriefe*, trends in public-private partnerships and the future competitiveness of Germany as an economic location. Capital market executives, analysts, investment specialists, experts and investors from all over the world took the opportunity to share their views on the international capital markets and global economic developments in several lectures and discussion panels. The opinion of the participants was unanimous: Essen Hyp's capital market conference is an event not to be missed by capital market players, and even the longest journey to Essen is worthwhile.

» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Aug 2007

Sec 28 PfandBG
Last update: June 2007
» more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody's	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

- **Impressions of the 4th Capital Market Conference**
- **Videos and Download presentations**

- **Impressions 3rd Capital Market Conference**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

Info Pool/ Press

Disclaimer

Legal Information

The information and statements contained in the web sites of Hypothekenbank in Essen AG have been carefully reviewed and/or obtained from unchecked publicly accessible sources we believe to be reliable. However, we have only checked the information obtained from these sources for plausibility and not for accuracy. Despite all care, Hypothekenbank in Essen AG does not assume any liability or guarantee for the timeliness, completeness and accuracy of the information provided on its web sites. The same applies to information obtained from other web sites, which can be accessed via hyperlinks. Hypothekenbank in Essen AG assumes no responsibility for the contents of such web sites.

No advice
The data contained in our web sites and/or the publications available for download do not include all material information that would be required for an investment decision. They merely constitute non-binding statements and views about markets and products believed to be correct at the time of publication. In particular, the information does not constitute an offer in the legal sense of the term.

Use of our web site
Contents and structure of the web sites of Hypothekenbank in Essen AG are copyright protected. Any reproduction or use of information or data content requires the prior written approval of Hypothekenbank in Essen AG.

Privacy Policy

Privacy statement
This privacy statement applies to **www.essenhyp.de** and **www.essenhyp.com**, the web sites of Hypothekenbank in Essen AG. As

» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Aug 2007

Sec 28 PfandBG
Last update: June 2007
» more

Ratings	**public-sector *Pfandbriefe***	**mortgage *Pfandbriefe***
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

the owner of these sites, Hypothekenbank in Essen AG is responsible for their contents. The pages of our web sites may contain links to other content providers inside or outside of Hypothekenbank in Essen AG to whom this privacy statement does not apply. Personal data received via the web sites of Hypothekenbank in Essen AG will only be collected, processed and used in accordance with the provisions of German data protection and privacy laws.

How will personal data and information received from you be used?
Various types of personal data and other information result from our web sites. We will use this data as follows:

- If you send us a message or give us instructions online (e.g. you order a copy of our Annual Report), we will use the data submitted by you only for the purpose of processing your request.

- If you register for a certain service (e.g. an e-mail newsletter), we will use the personal data received from you only to the extent that this is required for providing such service.

- We keep anonymous records of the hits our web sites receive. These records are evaluated for statistical purposes, in order to analyze and continually improve the navigation structure of our web sites.
  Depending on the access protocol the following information will be included in the log file:
  - IP address of the remote computer
  - date and time of the request
  - information submitted by the remote computer (e.g. file name)
  - access status of the web server (file transferred, file not found, command not processed etc.)
  - name of the requested file
  - URL from which the file was requested and/or the requested service was accessed
  - information about the web browser used

Who will process and have access to the personal data and information received from you?
Your enquiries and messages will be processed by employees of Hypothekenbank in Essen AG. The technical implementation of our web

sites is the responsibility of an external service provider. This service provider has undertaken to process any and all personal data and information received via our web sites only in accordance with the instructions of Hypothekenbank in Essen AG. We will not pass on any personal data and information received from you to third companies.

Info Pool/ Press

Press

Contact:



Caroline Fischer
Head of Public Relations Management
Tel.: +49/201/8135-495
Fax: +49/201/8135-469
E-mail: **caroline.fischer@essenhyp.com**

- **Press Release of Hypothekenbank in Essen AG as of August 14, 2007 "Interim Report of Hypothekenbank in Essen AG as of June 30, 2007"**
- **Press Release of Hypothekenbank in Essen AG as of June 20, 2007 "Interest Rate Experts Meet at Essen Hyp: "ECB rate hikes in September are as good as done""**
- **Press Release of Hypothekenbank in Essen AG as of May 14, 2007 "Essen Hyp: Upgrade by Moody's"**
- **Press Release of Hypothekenbank in Essen AG on the 2006 Annual Accounts**
- **Press Release of Hypothekenbank in Essen AG as of March 21, 2007 on the changes within the Board of Managing Directors**
- **Press Release of Hypothekenbank in Essen AG as of March 19, 2007 "MIPIM 2007 - A Great Success For Essen Hyp"**
- **Press Release of Hypothekenbank in Essen AG as of March 01, 2007 "Essen Hyp at the MIPIM in Cannes"**
- **Press Release of Hypothekenbank in Essen AG as of February 12, 2007 "First Benchmark Issue in 2007"**

» www.essenhyp.de

Search: [ ] go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Aug 2007

Sec 28 PfandBG
Last update: June 2007
» more

Ratings	**public-sector *Pfandbriefe***	**mortgage *Pfandbriefe***
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade

» more

- **Press Release of Hypothekenbank in Essen AG as of January 24, 2007 "20 years of Essen Hyp"**
- **Press Release of Hypothekenbank in Essen AG on the Interim Report as of September 30, 2006**
- **Press Release of Hypothekenbank in Essen AG as of November 09, 2006 "Essen Hyp made the breakthrough in the U.S. investor community"**
- **Press Release of Hypothekenbank in Essen AG as of October 17, 2006 "Essen Hyp goes down under"**
- **Press Release of Hypothekenbank in Essen AG as of September 05, 2006 "Essen Hyp started its series of Mozart Roadshows in Paris"**
- **Press Release of Hypothekenbank in Essen AG as of August 24, 2006 "Essen Hyp purchases AHBR real estate loan portfolio"**
- **Press Release concerning the Business Results of Hypothekenbank in Essen AG as of June 30, 2006 (PDF)**
- **S&P Press Release as of May 16, 2006 (PDF)**
- **Press Release of Hypothekenbank in Essen AG on the Annual Accounts 2005**
- **Press Release of Hypothekenbank in Essen AG as of March 1, 2006. "New Head of Capital Markets at Hypothekenbank in Essen AG"**
- **Press Release of Hypothekenbank in Essen AG as of March 1, 2006. "New Member of the Board of Managing Directors of Hypothekenbank in Essen AG"**

- **Press Archive**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

ESSEN HYP

Home

Investor Relations

Credit Research

Bonds & Notes

Financial Reports

International Real Estate Finance

Company

Info Pool / Press

Contact

Online Contact

Contact

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen/ Germany
Tel.: +49 201 8135-0
Fax.: +49 201 8135-200
▷ **E-mail: info@essenhyp.com**

Public Relations
Tel.: +49 201 8135-495
Fax.: +49 201 8135-469

Secretariat to the Board of Managing Directors
Tel.: +49 201 8135-391
Fax.: +49 201 8135-200

Whether criticism, suggestions, wishes or questions - there are lots of reasons to send us an e-mail. Above all we welcome each response!

▷ **Contact**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

» www.essenhyp.de

Search: [ ] go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Aug 2007

Sec 28 PfandBG
Last update: June 2007
» more

Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

ESSEN HYP

Contact

We welcome your comments ...

* mandatory fields

Title*:

Surname*:

First Name*:

Street:

Postal code / Town:

Occupation:

Telephone:

E-Mail*:

Message*:

Senden Zurücksetzen

» www.essenhyp.de

Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Aug 2007

Sec 28 PfandBG
Last update: June 2007
» more

Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

END